KB

04035172

RECEIVED

2004 MAY 12 A 9:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. 4154

Fax

82-4154

SUPPL

Komu
Attention

Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549

tel.:
fax: 0012029429525

Od
From

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1

tel.: +420222432005
fax: +420224229483

Kopie
cc

Datum
Date 30.4.2004

Stran
Pages 9 **(including this page)**

Telefonní kontakt pro případ nedošlých stránek
In case of missing pages please call tel.: +420222432005

Věc
Subject

Financial Statements as of 31. 3. 2004

Dear Sirs,

We are sending you Balance Sheet in accordance with CAS and IAS, Profit and Loss statement in accordance with CAS and IAS, Announcement of receivables According to their classification.

Yours Sincerely,

Sylva Floríková
Director of Compliance

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

KOMERCNÍ BANKA BALANCE SHEET IN ACCORDANCE WITH CAS

ASSETS (in CZKm)

Item no.		31 March 2004 Gross	31 March 2004 Adjustment	31 March 2004 Net	31 March 2003 Net
1.	**Cash in hand, balances with central banks**	10,588	0	10,588	9,626
2.	**State zero-coupon bonds and other securities eligible for refinancing with the CNB**	27,997	0	27,997	16,540
a)	Issued by state institutions	27,997	0	27,997	16,540
b)	Other	0	0	0	0
3.	**Amounts due from banks and savings associations**	215,413	16	215,397	225,512
a)	Repayable on demand	8,234	0	8,234	2,159
b)	Other receivables	207,179	16	207,163	223,353
4.	**Amounts due from customers and members of savings associations**	165,618	5,678	159,940	157,044
a)	Repayable on demand	2,194	0	2,194	2,620
b)	Other receivables	163,424	5,678	157,746	154,424
5.	**Debt securities**	17,158	0	17,158	19,542
a)	Issued by state institutions	3,759	0	3,759	453
b)	Issued by other entities	13,399	0	13,399	19,089
6.	**Shares, participation certificates and other holdings**	93	0	93	831
7.	**Equity holdings in associates**	220	0	220	335
	of which: in banks	220	0	220	220
8.	**Equity holdings in subsidiaries**	2,725	1,273	1,452	1,265
	of which: in banks	450	0	450	426
9.	**Intangible fixed assets**	4,519	2,695	1,824	1,023
	of which: incorporation costs	0	0	0	0
	goodwill	0	0	0	0
10.	**Tangible fixed assets**	19,888	10,335	9,553	9,514
	of which: land and buildings for operating activities	11,656	4,267	7,389	7,562
11.	**Other assets**	15,915	296	15,619	19,985
12.	**Receivables from shareholders and partners**	0	0	0	0
13.	**Prepayments and accrued income**	940	0	940	820
14.	**Total assets**	481,074	20,293	460,781	462,037

LIABILITES (in CZKm)

Item no.		31 March 2004	31 March 2003
1.	**Amounts owed to banks and savings associations**	**17,629**	**23,522**
a)	Repayable on demand	9,266	4,883
b)	Other payables	8,363	18,639
2.	**Amounts owed to customers - members of savings associations**	**310,076**	**318,514**
a)	Repayable on demand	198,305	179,150
b)	Other payables	111,771	139,364
3.	**Payables from debt securities**	**68,467**	**55,182**
a)	Issued debt securities	67,515	54,780
b)	Other payables from debt securities	952	402
4.	**Other liabilities**	**7,147**	**12,085**
5.	**Deferred income and accrued expenses**	**5,876**	**24**
6.	**Reserves**	**8,391**	**11,021**
a)	For pensions and similar liabilities	0	67
b)	For taxes	1,611	564
c)	Other	6,780	10,390
7.	**Subordinated liabilities**	**0**	**6,067**
8.	**Share capital**	**18,971**	**18,920**
	of which: share capital paid-up	19,005	19,005
	treasury shares	(34)	(85)
9.	**Share premium**	**123**	**121**
10.	**Reserve funds and other funds from profit**	**1,636**	**1,178**
a)	Mandatory reserve funds and funds for risk	1,151	689
b)	Other reserve funds	388	388
c)	Other funds from profit	97	101
11.	**Revaluation reserve**	**0**	**0**
12.	**Capital funds**	**0**	**0**
13.	**Gains or losses from revaluation**	**2,080**	**2,819**
a)	Of assets and liabilities	0	0
b)	Hedging derivatives	2,114	2,860
c)	Re-translation of equity holdings	(34)	(41)
14.	**Retained earnings and accumulated losses brought forward**	**18,403**	**11,161**
15.	**Profit or loss for the period**	**1,982**	**1,423**
16.	**Total liabilities**	**460,781**	**462,037**

Off-Balance Sheet

(in CZKm)

Item no.		31 March 2004	31 March 2003
1.	Issued commitments and guarantees	96,359	97,894
2.	Provided collateral	0	0
3.	Amounts due from spot transactions	7,077	7,340
4.	Amounts due from term transactions	470,278	400,349
5.	Amounts due from option transactions	29,864	30,582
6.	Receivables written off	9,490	15,662
7.	Assets provided into custody, administration and safe-keeping	61	60
8.	Assets provided for management	0	
9.	Accepted commitments and guarantees	64,675	93,180
10.	Received collateral	309,868	337,210
11.	Amounts owed from spot transactions	7,078	7,344
12.	Amounts owed from term transactions	467,990	396,684
13.	Amounts owed from option transactions	29,864	30,582
14.	Assets received into custody, administration and safe-keeping	94,587	46,487
15.	Assets received for management	3,024	2,333

KOMERĚNÍ BANKA PROFIT AND LOSS STATEMENT IN ACCORDANCE WITH CAS
(in CZKm)

Item no.		31 March 2004	31 March 2003
1.	**Interest income and similar income**	4,761	5,479
	of which: interest income from debt securities	410	629
2.	**Interest expense and similar expense**	(1,763)	(2,506)
	of which: interest expense from debt securities	(458)	(449)
3.	**Income from shares and equity investments**	0	0
a)	Income from equity investments in associates	0	0
b)	Income from equity investments from subsidiaries	0	0
c)	Income from other shares and equity investments	0	0
4.	**Commissions and fee income**	1,816	1,642
5.	**Commissions and fee expense**	(132)	(310)
6.	**Profit or loss on financial operations**	517	610
7.	**Other operating income**	875	2,023
8.	**Other operating expenses**	(299)	(193)
9.	**Administrative expenses**	(2,247)	(2,165)
a)	Staff costs	(1,071)	(982)
aa)	Wages and salaries	(741)	(716)
ab)	Social security and health insurance	(264)	(256)
ac)	Other staff costs	(66)	(10)
b)	Other administrative costs	(1,176)	(1,183)
10.	**Release of reserves and provisions for tangible and intangible fixed assets**	27	87
11.	**Depreciation/amortisation, charge and use of reserves and provisions for tangible and intangible fixed assets**	(351)	(375)
12.	**Release of provisions and reserves for receivables and guarantees, recoveries of receivables previously written off**	856	1,650
13.	**Write-offs, charge and use of provisions and reserves for receivables and guarantees**	(723)	(3,991)
14.	**Release of provisions for equity investments and subsidiaries and associates**	0	0
15.	**Losses related to transfers of equity investments in subsidiaries and associates, charge and use of provisions for equity investments in subsidiaries and associates**	(34)	0
16.	**Release of other reserves**	11	603
17.	**Charge and use of other reserves**	(342)	(403)
18.	**Share of profits/(losses) of subsidiaries and associates**	0	0
19.	**Profit/loss for the period from ordinary activities before taxes**	2,972	2,151
20.	**Extraordinary income**	0	0
21.	**Extraordinary expenses**	0	0
22.	**Profit/loss for the period from extraordinary activities before taxes**	0	0
23.	**Income tax**	(990)	(728)
24.	**Net profit/loss for the period**	1,982	1,423

International Financial Reporting Standards

(in CZK mil.)

	31 March 2004 (Unaudited)	31 March 2003 (Unaudited)
Assets		
Cash and current balances with banks	11,020	10,412
Amounts due from banks	215,306	224,935
Trading securities	23,525	11,333
Positive fair value of financial derivative transactions	9,408	13,920
Due from Èeská konsolidaèní agentura	20,821	31,495
Loans to customers, net	135,109	118,685
Securities available for sale	20,803	23,123
Investments held to maturity	920	2,456
Prepayments, accrued income and other assets	6,339	6,290
Deferred tax asset	469	747
Investments in subsidiaries and associates	1,672	1,600
Tangible and intangible fixed assets, net	11,548	10,795
Total assets	**456,940**	**455,791**
Liabilities		
Amounts owed to banks	18,710	23,873
Amounts owed to customers	354,082	354,708
Negative fair value of financial derivative transactions	3,213	5,087
Certificated debt	23,509	18,585
Accruals, provisions and other liabilities	11,778	7,380
Income taxes payable	1,610	3,128
Deferred tax liability	868	1,357
Subordinated debt	0	6,067
Total liabilities	**413,770**	**420,185**
Shareholders' equity		
Share capital	19,005	19,005
Share premium and reserves	24,165	16,601
Total shareholders' equity	**43,170**	**35,606**
Total liabilities and shareholders' equity	**456,940**	**455,791**

International Financial Reporting Standards

(in CZK mil.)

	31 March 2004 (Unaudited)	31 March 2003 (Unaudited)
Profit and Loss Account		
Interest income	4,761	5,479
Interest expense	(1,774)	(2,514)
Net interest income	**2,987**	**2,965**
Net fees and commissions	2,094	2,002
Net profit / (loss) on financial operations	175	284
Other income	31	39
Net banking income	**5,287**	**5,290**
Personnel expenses	(1,154)	(1,058)
General administrative expenses	(1,353)	(1,412)
Depreciation, impairment and disposal of fixed assets	(372)	(340)
Total operating costs	**(2,879)**	**(2,810)**
Profit before provisions for loan and investment losses and income taxes	**2,408**	**2,480**
Provision for loan losses	(191)	(181)
Provision for impairment of securities	0	(137)
Cost of risk	**(191)**	**(318)**
Profit or (loss) on subsidiaries and associates	770	0
Profit / (loss) before income taxes	**2,987**	**2,162**
Income taxes	(988)	(725)
Net profit / (loss)	**1,999**	**1,437**

Press Release

Net unconsolidated profit of Komercni banka increased by 39% to CZK 2.0 billion for the first quarter of 2004

Prague, 30 April 2004

Komercni banka in accordance with IFRS reported net unconsolidated profit of CZK 2.0 billion for the first three months of 2004. This was a result of its good business performance leading to a positive development in revenues, successful cost management and positive financial impact of the sale of the share in company MUZO, a. s.

Komercni banka continued in its good business performance in the first quarter of the year. Number of customers increased year-on-year by 7% to 1.35 million clients. More than one half of them, 714 thousands use one of KB's direct banking channels: phone, internet or PC banking enabling contact the Bank anytime and anywhere the client wishes.

The dynamics in retail lending remains high. Total volume of mortgages to individuals amounted to CZK 23.9 billion and increased by 48% compared to the same period of 2003 and consumer loans grew by 16% to CZK 9.1 billion respectively.

New and redesigned lending products for Small businesses and entrepreneurs, e.g. the Profi loan, and change in the administration process brought a very high interest of KB clients in these products. Total loan outstandings to this segment grew year-on-year by 50% to CZK 7.4 billion and the volume of loans granted within the first three months of the year more than doubled in comparison with 2003. Lending to Medium enterprises and municipalities confirmed its future strong potential and recorded a year-on-year increase in the total volume of loans by 16% to CZK 32.2 billion. In connection with the accession to the European Union Komercni banka launched a special programme Ponte for municipalities and companies, related to the EU structural funds and offering advisory services, pre-financing and co-financing of projects. This offer should further stimulate lending to this segment in the years to come.

Komercni banka puts a great emphasis on its cross-selling activities. Thanks to its financial group it offers to its clients financial packages with a complex range of products. More than one half of individual clients, i.e. 572 thousand and one quarter (68 thousand) of Small business and entrepreneurs already use one of these packages of products and services.

This strong business performance lead to a positive development in revenues. Net interest income amounted to CZK 3.0 billion and recorded an upturn, it increased by 1% year-on-year. Net fees and commissions grew by 5% to CZK 2.1 billion, especially due to the Non-FX fees and commissions which increased by 9% as a result of rising number and volume of transactions and expanding lending activities. On the other hand the decrease in FX Fees and commissions (clean payments and cash conversions) continued further influenced by the Euro and direct banking channels utilization. Net profit from financial operations decreased on the comparable basis by 21% to CZK 175 million and Other income by 21% to CZK 31 million respectively. As a result Net banking income amounted to CZK 5.3 billion being year-on-year stable.

Komercni banka continued in its successful cost management and further increased its efficiency. Personnel costs increased to CZK 1.2 billion by 9% compared to the first quarter of 2003 as in 2003 the Bank released a big amount of over accruals related to the year 2002 bonuses. The Bank continued in centralisation of processes and further decreased the number of employees by 9% year-on-year to 8,160. General administrative expenses decreased by 4% year-on-year to CZK 1.4 billion. The level of general administrative costs is however negatively impacted by the increase of the VAT and contributions to the Deposit Insurance Fund. The Total operating costs amounted to CZK 2.9 billion and increased by 3% year-on-year.

Net creation of provisions amounted to CZK 191 million translating to the decrease of 40% year-on-year.

In December 2003 Komercni banka entered into an agreement with the company PGT Capital, affiliate of Global Payments Inc. and sold its stake in the company MUZO, a. s. for USD 34.7 million. This transaction was settled in February 2004 and the positive financial impact on the unconsolidated figures was CZK 804 million.

Profit before income taxes increased by 38% to CZK 3.0 billion and the charge of Income taxes amounted to CZK 988 million. The Net unconsolidated profit grew by 39% and was CZK 2.0 billion for the first quarter of 2004.

Total assets of Komercni banka amounted to CZK 456.9 billion, i.e. 2% increase since the year-end 2003. Total client loans (net) increased by 3% to CZK 135.1 billion and Total client deposits amounted to CZK 354.1 billion. Total shareholders' equity grew to CZK 43.2 billion, i.e. by 7% year-to-date.

Annex:

Unconsolidated IFRS, CZK billion	31.3.2004	31.3.2003	Y-on-Y Change
Net banking income	5,287	5,290	0.0%
Total operating costs	-2,880	-2,809	+2.5%
Provisions for loan losses and impairment of securities	-191	-318	-39.9%
Profit from subsidiaries and associates	770	0	-
Income taxes	-988	-725	+36.3%
Net profit	1,999	1,437	+39.9%
Capital adequacy ČNB	18.5%	13.2%	-
Tier 1 Ratio IFRS	18.1%	10.9%	-
Cost/Income Ratio	54.5%	53.1%	-
Return on Average Equity Annualised (ROAE)	19.1%	16.6%	-
Return on Average Assets Annualised (ROAA)	1.8%	1.3%	-
Number of employees (FTE)	8,160	9,010	-9.4%

Marie Petrovová
KB Spokesperson

TO BE CONTINUED

KB

Fax

Registration No. 4154

Komu
Attention

Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549

tel.:
fax: 0012029429525

Od
From

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1

tel.: +420222432005
fax: +420224229483

Kopie
cc

Datum
Date
30.4.2004

Stran
Pages
178 **(including this page)**

Telefonní kontakt pro případ nedošlých stránek
In case of missing pages please call
tel.: +420222432005

Věc
Subject

Annual Report 2003

Dear Sirs,

We are sending you Annual Report 2003 as an issuer of securities in accordance with section 80a (1) of the Act No. 591/1992 Coll., on Securities.

Yours Sincerely,

Sylva Floríková
Head of Compliance

2003
ANNUAL REPORT
KOMERČNÍ BANKA

KB

CONTENTS

COMPANY PROFILE

Komerční banka (the Bank) is one of the major banking institutions not just in the Czech Republic, but throughout the whole of Central and Eastern Europe. Since 1992, when it was transformed from a state financial institution into a public limited company, it has become one of the main pillars of the banking system in the Czech Republic. The privatisation of the Bank was successfully completed in October 2001, when the Komerční banka Group (including its subsidiaries) became a **member of the French-based Société Générale (SG).**

Since SG bought a majority stake in Komerční banka, the Bank has undergone a number of major changes. The Bank changed its approach to clients (today, every KB client has his/her own relationship manager), launched many new products for clients in all segments and presented a new corporate identity. Thanks to these positive changes, in 2003 Komerční banka won the "most trustworthy bank of the year" and the "most dynamic bank of the year" awards in the prestigious Bank of the Year competition.

The Komerční banka Group provides global financial services to clients in retail, corporate and investment banking. With an extensive network of 335 points of sale and direct banking channels, Komerční banka offers services to one and a quarter million corporate and retail clients.

Retail Banking

Komerční banka's retail banking provides complex financial services to Individuals and Small Businesses. Through its relationship managers, branches and direct banking, the Bank offers clients deposit products, loans and payment services. Besides standard banking products, clients can also draw on insurance services, supplementary pension plans, building savings, leases, or unit trust investment services.

Corporate Banking

In this area the Bank offers services to Medium Enterprises, Municipalities and Corporates. Through its relationship managers and direct banking facilities, Komerční banka provides payment services, trade finance, leasing, factoring, loans, asset management, capital market services, financial consulting and other services based on clients' specific needs.

FINANCIAL HIGHLIGHTS

Unconsolidated data CZK million	IFRS		
	2003	2002	2001
FINANCIAL RESULTS			
Total Operating Income	21,889	22,597	23,809
Total Operating Costs*	(11,728)	(12,760)	(15,065)
Net Profit	9,262	8,763	2,532
BALANCE SHEET			
Total Assets	447,565	439,753	421,720
Loans to Customers, net	130,900	121,154	135,197
Amounts Due to Customers	349,505	341,114	321,345
Total Shareholders' Equity	40,399	33,758	23,598

* Including restructuring costs

Unconsolidated data %	IFRS		
	2003	2002	2001
RATIOS			
Return on Average Equity, ROAE	25.0	30.6	11.6
Return on Average Assets, ROAA	2.1	2.0	0.6
Capital Adequacy - ČNB	15.4	13.4	15.2
Net Interest Margin	3.0	3.3	3.6
Cost/Income Ratio	53.6	56.5	63.3

IFRS – International Financial Reporting Standards

Unconsolidated data	2003	2002	2001
OTHER DATA			
Number of Employees, Average	8,683	8,935	9,873
Number of Points of Sale	335	331	323
Number of ATMs	519	440	335
Number of EFT-POS	10,104	8,480	6,019

Rating	Short-term	Long-term
Fitch	F2	A-
Moody's	Prime-1	A1
Standard & Poor's	A-2	BBB

INTERVIEW WITH THE CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

The end of the era of anonymous banking – can we describe 2003 in this way from Komerční banka's perspective?

This certainly is one of the important attributes of the past year, in which we successfully completed the implementation of our new business model. Our approach to clients rests on three pillars: accessibility, proximity, and expertise. Today, the Bank is accessible to its clients from anywhere 24 hours a day, 7 days a week thanks to direct banking, and it is also close to its clients because every client has his/her own relationship manager today. This really is a major change in the quality of service to our clients.

Product and service quality will be a strong success factor in the highly competitive environment. The competitive pressures are growing stronger, also in relation to the Czech Republic's accession to the European Union. How is Komerční banka coping with these pressures?

Komerční banka is a universal bank. This means that we serve all clients, ranging from private individuals to small and medium-sized enterprises and municipalities to the largest corporations. We are well aware of the growing competition and we are well aware that we have to offer all clients the highest quality of products and services that they need. In 2003, Komerční banka launched a number of new or innovated products, particularly for the segments of individuals, small and medium-sized enterprises and municipalities. We are and will continue to be very active in improving our offer further. Thanks to cross-selling and close synergies with KB affiliates, KB Group can offer products and services tailored to the needs of respective customer segments. The fact that each client has his/her own relationship manager unquestionably helps to enhance service quality. However, we are facing another challenge, and that is the improvement of internal processes. This is why KB launched its Renaissance strategic programme in 2003.

Renaissance is a three-year programme and encompasses about ten individual projects. What will it entail for KB clients?

The strategic objective of this programme is to develop new tools and processes that will help us to continue improving customer service. In this programme, we mainly focus on simplifying and automating our internal processes. Therefore, the outcome of these projects may not be as visible at first sight as new products and services. For example, the way in which a payment order is processed inside the Bank is invisible to the client. However, what the client does see is the result of this process. He/She can see whether the Bank is quick or slow, and whether communicating with the Bank is easy and friendly, or complicated and discouraging. Komerční banka wants to be a friendly bank, a bank clients will be happy to approach. To this end, we need to have high quality products, high quality service, and high quality internal processes. Innovation and professionalism are among our company values, and the Renaissance programme makes it possible to carry them out to the full. As with the implementation of the new business model, we are using the in-depth know-how of our main shareholder, the Société Générale Group, when changing our internal processes.

The product and service range and quality of service are important for clients. Shareholders, for their part, are interested in the structure of financial and business results. Can you mention their most important parameters?

With a profit of CZK 9.262 billion, Komerční banka ranks among the most profitable companies in the Czech market. We have achieved this result by developing the Bank's business activities, particularly in retail banking, and also thanks to successful cost control. In comparison with 2002, the Bank's total costs have dropped by 8%, i.e. more than CZK 1 billion. Further improvements in the quality of the loan portfolio and the release of provisions and reserves were also factors at play in this respect. Taking into account the drop in interest rates in the Czech market and its impact on the Bank's revenues, the increase in the net profit by 6% is a very good result.

I am convinced that this favourable result confirms the Bank's improving efficiency, and the shareholders will certainly appreciate the significant growth of KB shares in 2003 and early 2004.

Komerční banka also very actively supports public-benefit projects. Let us recall that Komerční banka is the main partner of the National Theatre and the Czech Rugby Union. Would it be fair to say that Komerční banka continues to channel support into culture, amateur sports and education?

Yes, these are the main pillars of our sponsorship strategy. In addition to the National Theatre and the Czech Rugby Union, I would like to point out, for example, our partnership with the Prague Symphonic Orchestra FOK and the Prague French Film Festival. In sports, we have supported the Czech Union of Disabled Athletes. Last year, KB also financially supported the transportation of a new elephant to the Prague Zoo and the landscaping of its enclosure, damaged by the floods in the summer of 2002.

In the education sector, we focus on co-operation with universities and student organisations. Our work with students was appreciated last year, in a poll conducted by AISEC KB was ranked the most desired employer by university graduates. Through the KB Jistota foundation, we have provided, for instance, significant financial support to the Children's Eye Clinic in Prague 2 and to the hospitals in Sušice and Podolí.

I am very glad that Komerční banka is not only a major player on the Czech financial market but that it also behaves as a responsible citizen aware of the broader social context in which it operates.

You mentioned the Bank's primacy in the poll for the most desired employer. In 2003, Komerční banka won several other important awards – experts voted it the most dynamic bank of the year, and the general public voted it the most trustworthy bank. How do you personally view these awards?

I have to say that I am highly appreciative of all the awards. I see them as rewards for the whole Bank and all of its employees. I also perceive them as an immense commitment, and a challenge to improve our performance further. You can recognise a good bank and a good banker because they are the ones who talk to their clients, listen to their clients, and think about clients' needs. A bank that talks to its clients, that maintains a dialogue with its clients, is a bank that takes clients and their needs really seriously. To conclude, I would therefore like to express my thanks to all our clients for the trust with which they approach us and also to all our employees for their unwavering efforts to accommodate clients' needs. I am confident that Komerční banka will be a place of pleasant and effective interaction for everyone.

MAJOR EVENTS IN 2003

Renaissance Project	The Bank launched a three-year strategic programme focused on the reorganisation of processes and technologies. The implementation of this project will provide the Bank with new competitive advantages and an improvement in efficiency in the processing of operations.
Expansion of the range of products	Komerční banka continued to broaden its range of products, especially for individual clients and for the segment of Small Businesses and Entrepreneurs. Examples are products such as Dětské konto for children between 0 and 15 years of age, the Perfektní půjčka loan for individuals, and products for entrepreneurs and small businesses – the Efekt, Komfort and Excelent packages of financial services and the Profi úvěr loan.
Introduction of chip cards	Komerční banka was the first bank in the Czech Republic to launch Visa chip cards and Maestro chip cards certified by MasterCard International, which allow customers to draw on a whole range of advantages offered by chip technology.
Development of the KB distribution network	During 2003, Komerční banka opened 20 new points of sale and put 80 new ATMs into operation.
Successful restructuring of the loan portfolio	In the first half of the year, Komerční banka, finished the sale of the portfolio of non-performing assets to GE Capital Corporation. In December the three-year State Guarantee, which had been provided for part of the Bank's receivables, expired.
Restructuring of the KB Financial Group	Komerční banka sold its capital interest in the companies CAC Leasing and Reflexim, and decided to sell its stake in the MUZO Company. Together with FranFinance, an affiliate of Société Générale, the Bank founded a new subsidiary called FranFinance Consumer Credit, which specialises in instalment sales.
Annual General Meeting	At the Annual General Meeting held in June 2003, the shareholders decided to pay a dividend of CZK 40 per share and approved the business results of the Bank for 2002.
Awards for Komerční banka	Komerční banka was voted the "The Trustworthiest Bank on the Czech Market" by the Czech public. The Bank also won in the category "The Most Dynamic Bank of the Year", awarded by a specialised jury. In the main category, "Bank of the Year 2003", KB was runner-up. The KB Financial Group also has the second best pension fund and the third best building savings bank.
Improved rating of KB	During the year, the three most important rating agencies Standard&Poor's, Moody's and Fitch Ratings again improved Komerční banka's rating.
General Partner of the National Theatre	The main sponsorship activity of the Bank was its support of the National Theatre, for whom the Bank is the General Partner.

KOMERČNÍ BANKA SHARE PRICE

Trading in Komerční banka Shares

Komerční banka shares are traded under the ISIN CZ0008019106 on public capital markets in the Czech Republic organised by the Prague Stock Exchange and the RM-SYSTÉM. The shares are listed on the main market of the Prague Stock Exchange. Moreover, shares of Komerční banka are traded in the form of Global Depository Receipts (GDRs) on the London Stock Exchange and in the PORTAL system (of the National Association of Securities Dealers, Inc.) in the USA.

Share Price Development

Komerční banka shares had a successful year in 2003, when they appreciated by 16.4%. They started the year on price levels of around CZK 2,080 and at the end of the year they were trading for CZK 2,400. However, KB shares failed to outperform the growth rate of the main stock exchange index PX-D, which grew by 40.8% in 2003. Nevertheless, with an average daily traded volume of over CZK 500 million, KB shares were the most liquid stock on the Prague Stock Exchange.

Development of the KB share price vs. PX-50 Index in 2003


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Information on Komerční banka Shares

	1999	2000	2001	2002	2003
Number of outstanding shares [1]	19,004,926	38,009,852	38,009,852	38,009,852	38,009,852
Market capitalisation [CZK billion]	11.6	34.7	39.4	79.0	91.9
EPS [CZK] [2]	(514.7)	(0.5)	66.6	230.5	243.7
Share price [CZK]					
maximum	994	1,152	1,184	2,161	2,655
minimum	264	613	807	1,016	1,837
closing price at the end of period	613	912	1,036	2,078	2,418

1) Nominal value per share CZK 500
2) Earnings per share (IFRS unconsolidated)

Dividend Payment

In June 2003, the Komerční banka General Meeting approved a dividend payment for 2002 of CZK 40 per share before tax. In view of the financial result of Komerční banka for 2003 the management of the Bank will propose that the shareholders approve a dividend payment at the General Meeting.

	1999	2000	2001	2002
Dividend [CZK] [1]	0	0	11.5	40.0
Payout ratio [%] [2]	0	0	17.3	17.3

1) Dividend per share before tax; the statutory tax rate applicable is 15%
2) Dividend/ Earnings per share (IFRS, unconsolidated)

Macroeconomic Development

Czech Economy in 2003

In the course of 2003, Czech economic growth accelerated. GDP grew by 2.9%. The main driver of this acceleration was massive household consumption accompanied by a revival in fixed capital formation, observable as of the second quarter of 2003. Consumer demand increased by 5.4%, while investment demand grew by 3.7%. The gradual narrowing of the gap between consumer and investment demand was one of the major achievements of 2003, supporting the long-term sustainability of Czech economic growth.

Low inflation, and the rapid growth of real incomes combined with all types of consumer loans, were the main factors behind the strong consumer demand and acceleration in retail trade. The growth in retail sales amounted to 5%. Industry continued its solid growth without any significant fluctuations, the industrial output increasing by 5.8% in 2003. After stagnation in the first half of the year, construction reported double digit growth rates of output from June 2003, and the full-year growth of construction output amounted to 8.9%. The boom in construction was also supported by an expected increase in VAT (effective as of January 2004), which speeded up large business and infrastructure projects. Also, the rapid growth in housing, driven by easier access to mortgages and housing loans, was behind the fast increase of output in construction.

In 2003, both imports and exports accelerated, increasing by 8.8% and 9.3%, respectively. The full-year trade deficit in 2003 remained at the same level as in 2002, amounting to CZK 71.2 billion. Considering the acceleration in Czech economic growth in 2003, the stagnating level of the trade deficit is a good sign. In 2003, the average exchange rate of the CZK against the EUR was 31.84 CZK/EUR. Compared to 2002, the average exchange rate weakened by 3.3%. Developments in the CZK to the USD rate were quite different. The CZK appreciated on average by 14% against the USD, and the yearly average stood at 28.23 CZK/USD. The balance of payments in 2003 was roughly balanced: the financial account reported a surplus of CZK 68.7 billion, while the current account deficit amounted to CZK 64.3 billion, almost the same level as in 2002 (CZK – 106 billion.).The main source of the current account deficit was, again, the income balance (CZK -117 billion), which is mainly burdened by the reinvestment of profits from foreign direct investments.

After a slight weakening of deflation tendencies in the third quarter of 2003, the last quarter of the year confirmed the resurgence of inflation; the year-on-year headline inflation stood at 1% at the end of 2003. The average consumer price index was only slightly above zero, amounting to 0.1%. Producer prices were in the deflation range until the last quarter of the year, and the year-on-year producer price index stood at 0.9% in December 2003 (almost at the same level as CPI). The twelve-month average declined by 0.3% compared with the 2002 PPI average.

In December 2003, the unemployment rate climbed to 10.3%. In the course of 2003, the unemployment rate therefore increased by half a percentage point (up from 9.8 % in December 2002). The rate of unemployment is 1.5 percentage points above the unemployment rate in the Eurozone. The level of unemployment is high predominantly due to structural factors, especially differences between the structure of vacancies and the skills of the unemployed.

Strategy

The strategy of Komerční banka is to reinforce its position as a leading financial institution in the retail business, and the core local provider of investment banking services to corporates in the Czech Republic.

To achieve this target Komerční banka implemented an extensive Transformation programme, which was successfully completed in the first half of 2003, and now, in line with its strategy, the Bank focuses mainly on:

- **Customer-oriented mindset**

  In order to improve services provided to clients, Komerční banka implemented new customer segmentation consisting of three main business lines – Individuals, Medium Enterprises and Municipalities, and Corporates. As a result, the distribution network has undergone significant reorganisation so that all clients can be served by KB relationship managers on an individual basis. The optimisation of the distribution network also involves the opening of new points of sale and the re-allocation of selected existing branches.

- **Multi-channel distribution model**

  The better availability of services for all clients is one of the core ambitions of Komerční banka. The Bank is focusing on the integration of direct banking services into its distribution network and is therefore encouraging the use of direct banking (Phone, Internet and PC banking) for regular banking services. The continuous improvement direct banking channels and the launch of new products is one of the main priorities of the Bank.

- **Product portfolio tailored to the needs of customers**

  The Bank focuses on offering product packages tailored to the needs of individual client groups based on the business lines. During 2003, the commercial portfolio of the Bank was extended in order to cover the financial needs of customers in all stages of their lives, starting from childhood. In order to increase the penetration of its products, the Bank has also further incorporated the products of KB Group companies into its portfolio.

- **Corporate values and human resources**

  The Bank recognises three main principles: professionalism, innovation and team spirit, and it places a large emphasis on the quality and development of its employees. In line with the principles, in the scope of its human resources policy the Bank focuses on career development, training and a fair and motivating remuneration system.

- **Quality of the loan portfolio**

  The Bank harmonised credit risk management with the standards of Société Générale and successfully restructured the portfolio of non-performing loans, which were granted prior to the Bank's privatisation.

In line with its strategy, the Bank launched a three-year strategic programme focused on the reorganisation of internal processes and technologies. The implementation of this project will give the Bank new competitive advantages and improve efficiency in the processing of operations.

Main objectives of the programme:

- the reshaping of the sale and after-sale process and IT tools
- an increase in the productivity of back and middle offices
- a change to the Front Office teller system
- a client and product data-model and central Data-base

Expected developments in the financial situation

The strategic plan described above enjoys the full support of Société Générale as the majority shareholder and, together with anticipated market developments, will improve the Bank's performance. In the next few

years, Komerční banka expects the strategic plan to have a positive impact on the Bank's underlying profitability, as well as on the quality of services and its number of clients.

Business Activities

Serving the Clients

By the end of 2003, Komerční banka was serving 1,331 thousand clients. Therefore, the number of clients increased during the year by 69.5 thousand, exceeding the Bank's target by almost 20 thousand. This substantial increase can be ascribed, in particular, to the broadening of the product portfolio and to an improvement in the quality of services as a consequence of the individual service provided to all clients. Of the total number of cliens, 1,034 thousand are individuals and 297 thousand are companies.

In 2003, the implementation of the new client segmentation was finished. The Bank currently divides customers into three business lines:

- Individuals, Small Businesses and Entrepreneurs,
- Medium Enterprises and Municipalities
- Corporates.

The new segmentation enables the Bank to offer products corresponding to the real needs of the individual groups of clients. In addition, all clients have their own personal relationship manager, who is responsible for the client portfolio entrusted to him/her. This change allows the relationship managers to develop actively and manage the Bank's relationship with the client.

Retail clients, who are divided into five further sub-groups within the segmentation structure, were also assigned to approximately 2,000 individual portfolios of relationship managers, making the individual approach of the Bank truly accessible to every client.

Relationship managers serving the clients in the segments Medium Enterprises and Municipalities and Corporates can draw on the services of teams of experts for the different products and industrial sectors.

The Distribution Network

Komerční banka offers its products and services through a branch network and direct banking channels (Phone, Internet and PC Banking).

The Branch Network

In 2003, Komerčni banka completed the restructuring of its branch network, a programme started in 2002. In the scope of this process, changes were made to the number and appearance of the points of sale to ensure they were more in tune with the needs of the Bank's clients, and in the organisation of support activities for the distribution network.

By the end of the year, the distribution network for Individuals and Small Businesses had 335 points of sale throughout the Czech Republic; 40 of these PoS were regional branches, in charge of other points of sale and performing certain support activities within the distribution network. In 2003, KB opened twenty new branches, mainly in large cities. Most of the new branches were established in Prague, Brno and Ostrava. New branches are opened in locations with large population movements, where customers are served by three or four employees. The Bank has also relocated eight points of sale in its efforts to shift business closer to the natural centres of cities. During the year, the Bank closed three branches and nine smaller points of sale in Makro stores.

The clients of the Medium Enterprises and Municipalities segment continue to be served through MEM business centres, of which there are currently 39 throughout the Czech Republic.

The distribution network for Corporates includes eight business centres located in large cities of the Czech Republic. During the year, two business centres were merged into one in Prague.

During the year, support back-office activities were centralised at the level of regional branches. In Prague, these activities were centralised at two back-office centres. The employees of these centres support sales representatives at points of sale, file and update information about clients and passive and active operations in the information systems of the Bank, and process payment orders within the national payment system.

Since October 2003, foreign payment operations have been processed centrally. At the end of the year the centralisation and outsourcing of documentation for passive banking operations into one single location served by an external supplier started; this project will be finished at the beginning of 2004.

A strong emphasis was placed on the development of the ATM network again last year. The number of ATMs increased year –on year by 79 to 519. The Bank also ran the gradual replacement of outdated ATMs with new ones.

Further development of the branch network and ATMs is planned for 2004. The opening of several new branches is being prepared in large cities, along with a further extension to the ATM network. The modernisation of outdated ATMs will continue as well.

Direct Banking

In the past year, KB's direct banking experienced quite a few successes and changes. The number of direct banking clients surged by 65% on 2002 to stand at 647 thousand clients, representing almost half of KB's clients. KB Expresní linka, the phone banking service, was being used at the end of the year by 454 thousand clients, i.e. 66% more than in 2002. This year-on-year increase is the highest in the whole history of phone banking. The number of users of the Internet banking service mojebanka escalated by 102% to 147 thousand and the number of profibanka PC banking users rose to 21 thousand, representing a 14% increase. The total share of direct banking in payments made through the Bank increased to 45%; for foreign payments the share was 70%.

Many changes were registered in phone banking. Komerční banka introduced an IVR system to its KB Expresní linka services, allowing clients to use certain new services, e.g. information on transaction history or identification via a mobile phone number. This system has helped make the service more efficient and has simplified customer access to the most requested services, such as account balance or transaction history. The IVR system was also implemented on the KB Info Line, substantially expanding automated services and allowing for the improved use of human resources within the Call Centre. During the year, an Info Line in English was also launched.

The range of Internet banking services and products was also broadened. For example, KB customers can now receive SMS or e-mail notification of their daily balance , payments, every payment made via a payment card, or every ATM withdrawal, and they can use payment order master forms so that they do not have to keep re-entering recurring data. A new service "I am interested in..." was introduced, where clients can order products such as a payment card or a consumer loan in the cope of mojebanka Internet banking.

Komerční banka also entered into co-operation with the General Health Insurance Company (VZP), allowing the use of the KB personal certificate as a part of the mojebanka and profibanka direct banking services to access the VZP electronic healthcare portal.

The principle of the multi-channel approach culminated in 2003 with the launch of the Kontakt application, allowing business data to be shared between the branch network and the Call Centre.

Retail Banking

Individuals

In the business line of individuals KB, continued to enhance its retail range and assert a more customer-oriented approach.

In terms of loans, KB outperformed a very competitive market to record growth of 50.3% and 17.4% in volumes of mortgages and consumer loans respectively. Consumer lending benefited tremendously from the launch of Perfektni Pujcka (instalment loan), with an innovative client approach.

As for deposits, in a setting of low interest rates, KB helped its clients to diversify their savings and guided them to alternative investment products (such as mutual funds or life insurance), establishing higher loyalty and improved profit expectations.

Thanks to the new product Dětské Konto (Children's Account), KB attracted more than 39 thousand new young clients, which helped to rejuvenate the customer base. This offer, for children up to 15 years old, enabled the Bank to round off its range for individuals. By the end of 2003, half of KB individual clients were using one of the Bank's financial packages.

Individuals	End of 2003	End of 2002	Change year on year
Total number of mortgage loans	22,574	15,699	+43.8%
Total volume of mortgage loans (CZK billion)	22.2	14.7	51.0%
Number of consumer loans	92,089	74,596	+23.5%
Volume of consumer loans (CZK billion)	9.0	7.7	16.9%
Total number of packages	510,461	268,418	+47.4%

During 2003, the Bank also reinforced its position in the payment card market. By the end of the year, 1,688 thousand payment cards were issued. Komerční banka's position is unique on the Czech market as it accepts the payment cards of five card associations – VISA, MasterCard, American Express, JCB and Diners Club. It also enjoys the biggest share in the Czech payment card market in terms of acceptance. The turnover of transactions at retail outlets amounted to more than CZK 32 billion.

KB was the first bank on the Czech market to start issuing VISA chip payment cards and Maestro chip cards certificated by MasterCard. A fundamental step forward in the acceptance of payment cards connected to chip technology was the migration of payment terminals at retail outlets cooperating with KB to chip payment card acceptance, so that KB clients can benefit from the advantages of chip technology, such as loyalty programmes, at these retail outlets.

KB's chip cards were awarded the "Zlatá koruna" ("Golden Crown") prize by the Financial Academy for the best payment card product.

Small Businesses

During the year, the Bank focused on redesigning the product portfolio offered to this client segment and in this respect introduced new product packages and loan products.

The new Efekt, Komfort and Excelent packages were designed to provide clients with efficient financial management and satisfy their different needs, such as the intensity of payment transactions or their preferred channel of communication with the Bank. All the packages include one of the direct banking channels, a payment card and a defined number of free payment transactions via direct banking, and other products such as an authorised overdraft, mutual funds or pension insurance. As a result, more than 45 thousand clients were using financial packages at the end of 2003.

In March the Bank launched a special loan for entrepreneurs and small businesses, called Profi loan. The approval process for this product is short, lasting from three to five days, and paperwork is kept to a minimum. Between March and December, the Bank provided 2,675 Profi loans totalling CZK 1.2 billion. KB also revamped the authorised overdrafts of current accounts to make them more attractive and accessible, which led to a 39% increase in the number of clients using this product. As a result, during 2003 the Bank significantly increased the number of loans it granted to this segment to nearly 5,000, which is over four times more than in 2002. The volume of these newly granted loans tripled to a total of CZK 6.3 billion.

KB was also the first bank on the market to introduce an integrated offer of franchising, which is an opportunity for clients to acquire KB loan products using the specific approach related to this type of business.

Small Businesses	End of 2003	End of 2002	Change year on year
Number of business loans	6,472	3,199	+102.3%
Volume of business loans (CZK billion)	5.9	4.4	+32.8%
Number of overdrafts	36,784	26,464	+39.0%
Number of packages	45,135	1,433	3,049.7%

Corporate Banking

Medium Enterprises & Municipalities

In the segment of Medium Enterprises & Municipalities KB traditionally enjoys a strong position and serves more than 15 thousand clients via 39 MEM Business Centres.

2003 was the year of full implementation of the KB Leasing product. The Bank also introduced a new car fleet management product, KB FleetLease, in mid-2003. These two products are also offered on the Slovak market through the KB Bratislava subsidiary.

In the second half of the year, KB introduced Program Vital life insurance, designed especially for employees of KB corporate clients.

At the end of the year, KB became the first bank on the Czech market to introduce a special programme for companies and municipalities called Program Ponte, used to finance projects related to the opportunity of receiving contributions from the European Union's Structural Funds. The Bank is prepared to provide not only the pre-financing and co-financing services, but also consulting.

KB also continued organising regular events with clients, called Meeting Days with KB, where clients can discuss their requirements with KB experts face to face. During 2003, six such regional events took place across the whole Czech Republic.

In line with the development of international synergies, KB launched co-operation with the Italian-based Banca Lombarda, the Japanese-based UFJ Bank, the Spanish-based Banco Santander, and the Polish bank SG Poland in order to promote KB services and the Czech Republic to international clients abroad.

Corporates

Komerční banka is the long-term number-one bank for corporate clients in the Czech Republic and continues to strengthen its relations with leading Czech companies.

Through eight specially designed business centres, the Bank provides individual and professional services to two thousand large corporations and places an intensive commercial focus on ensuring the quality, customised servicing of clients, which should strengthen existing relationships and lead to the acquisition of large and top companies, including multinationals, in the Czech Republic.

Komerční banka's objective is to build up a long-term relationship based on innovative tools like the Framework Agreement, comprising miscellaneous products ranging from loan facilities to trade finance services and financial market products within a single contractual framework.

In 2003, the expanded commercial strategy promoted the services of the global Société Generale Group in the Czech Republic under the KB brand; clients may now draw on the complete range of banking and financial services offered by their relationship manager, moving beyond the more conventional corporate banking products and services to equipment and car fleet leasing, as well as retail banking services for the employees of clients, or pension fund and life insurance investment schemes. In this respect, Komerční banka won several key contracts with important corporate clients for comprehensive banking services.

Investment banking

Komerční banka confirmed its position as a leading provider of Investment Banking services to clients in 2003. KB offers clients a comprehensive range of products and services on financial markets, in securities and asset management. In terms of debt products, KB further strengthened its leading position, having been mandated to arrange transactions exceeding CZK 13 billion. The Bank also provides services in mergers and acquisitions, and economic and strategy research. Investment banking also governs the interest-rate and foreign-exchange risks of the Bank and implements the Bank's hedging policy.

Securities

In 2003, Komerční banka played an important role on the capital market in the Czech Republic. As one of the top three local market makers for both government and corporate bonds, Komerční banka started to provide its institutional clients with electronic trading in Czech government bonds on the Bloomberg executive pages platform. This should be the springboard for the coverage of other instruments and Central European currencies (the Slovak Republic, Poland and Hungary) in this state-of-the-art field in the future.

Komerční banka grew stronger on the primary bond market as well. In addition to a growing share in the Czech government bond auctions, the Bank took an active role as the lead-manager and co-manager for banking and corporate issues, such as the KB mortgage bond programme, and issues of the European Investment Bank, Česká konsolidační agentura, ČEZ, Český Telecom, etc.

In its equities trading, Komerční banka extended the number of issues for which it is market maker to include ČEZ and Český Telecom. The trend of market making expansion should continue in 2004 as well.

The Bank together with Société Générale structured some tailor-made products for its institutional clients, which is a significant advancement in the range of the product portfolio in comparison to 2002.

Debt capital markets

Komerční banka was one of the top providers for the sophisticated financing of large volumes to clients with operations in the Czech Republic. KB provides a turnkey service, starting with an analysis of the client's needs and proposals of various alternative solutions. The solution preferred by the client is then turned into a suitable structure, and the Bank executes the transaction by means of a syndicated loan or a bond issue.

In 2003, KB was mandated by three clients to underwrite and secure multi-billion debt transactions in the area of syndicated loans. For example, the successful arrangement and placing of a syndicated long-term loan in the total amount of CZK 8 billion for Veolia Environment was the largest corporate syndicated loan in CZK ever completed. In each of its transactions, KB achieved a major success, documented by oversubscription.

Komerční banka can also draw on the transactional and industry expertise of Société Générale. This enables KB to offer innovative and well-structured ideas to clients while executing them locally at a reasonable cost.

The Bank also successfully completed one of the first Czech-listed mortgage bond programmes and created mortgage bond issues, offering an interesting investment alternative to investors in CZK.

Risk Management

Risk management at Komerční banka is based on an integrated concept which takes into account the advanced risk management standards of the Société Générale Group and the statutory and regulatory norms laid down by the Czech National Bank and other regulatory bodies. In its procedures, the Bank takes into consideration all types of risk, i.e. credit risk, market and liquidity risk, and operational and regulatory risk.

Credit Risk Management

The Bank, in co-operation with Société Générale, has started, in the scope of the internal Basel II project, preparing for the implementation of the New Basel Capital Accord rules on capital adequacy management. The main goal of the project is to implement advanced methods for the calculation of the Capital Adequacy Ratio, based on the internal system used for credit risk assessments of clients. The regular monitoring and reporting of operational risks has already been introduced. Procedures for measuring the risk parameters of the loan portfolio are being improved to meet the Basel II standards. The Bank performs regular calculations of the unexpected credit risk.

In 2003, the Bank made active use of the inter-bank credit register of individuals, set up and run by the main banks on the Czech market. During the year, its use was broadened to include other products, increasing the ability of the Bank to identify problematic clients as early as the assessment process of the applications. The Bank also provided the Czech National Bank with data for the credit register of legal entities. In 2003, the Bank started using the register in the credit process and since then has become increasingly reliant on this instrument.

During the year, considerable attention was paid to the development of advanced information systems designed for the daily monitoring of limits and the Bank's exposure to clients and economically connected groups.

Loan Evaluation and Monitoring

During the year, the Credit Risk Assessment units cooperated closely with business units to reduce the administrative burden of credit process and apply procedures allowing for further improvement of credit process performance and flexibility. Most attention was paid to the process of simplifying the credit file format and monitoring procedure. An example of this is the expansion of the process of assessing the solvency of individuals and small entrepreneurs by evaluating the client's transaction history. The improved quality of

client solvency evaluation is reflected in the acceleration and improved quality of the approval procedure, but the Bank is also able to assess the level of the credit risk posed by individual clients better.

The development of the 4M system also continued; the 4M system is a reporting instrument for risk assessment and the monitoring of commitments dedicated to the largest KB exposures and commitments displayed in the Risk Machine system. KB also continued using the DCCIT electronic tool for credit file circulation, building up expertise in specialised teams, and improving internal monitoring. As a result of these activities, credit assessment delays were reduced, the quality of the KB loan portfolio improved, and the productivity of the approval process increased.

Classification of Receivables

Right from the start of the year, the Bank fulfilled all the requirements laid down under the new CNB Provision No 9/2002, on the classification of receivables. The Bank elaborated on its internal processes for the classification of accounts receivables from financial institutions and banks. The financial situation of clients is now assessed both on the basis of objective criteria (payment discipline, scoring, rating) and on the basis of a subjective evaluation of clients' ability to fulfil their obligations towards the Bank. For most of the loan portfolio, an individual evaluation of the classification and provisions is used and processed within three levels of Provisions Committees. The classification of clients is reviewed on a quarterly basis.

Provisions and Reserves

With regard to the creation of provisions and reserves, the Bank has ensured the fulfilment of all the requirements laid down under CNB Provision No 9/2002.

The level of provisions has been influenced inter alia by a more stringent approach in cases where pledged property has not been insured, the individual level of provisions approved by the Provisions Committees, the release of provisions due to the sale of receivables to GE Capital Corporation, and the development of the portfolio covered by the State guarantee.

In terms of reserves, the Bank acted in accordance with legal requirements by continuing its release of tax deductible reserves created before the end of 2001; by law, the Bank must reduce this reserve by a minimum of 25% each year until 2005. The Bank has created new reserves only for un-drawn loans and selected off-balance sheet items that fulfil legal requirements.

Risk Receivable Management and the State Guarantee for the Coverage of Losses from the Bank's Risk Assets

In 2003, the Bank continued its successful recovery of non-performing assets. The total volume of resolved receivables amounted to CZK 22.2 billion, of which CZK 15.5 billion was linked to the sale of risk receivables to GE Capital Corporation, an operation launched in 2002.

Under the Guarantee Agreement between Komerční banka and Konsolidační banka, concluded at the end of 2000, further to a decision of the government of the Czech Republic of 18 December 2000, the force of the State guarantee expired on 31 December 2003. The Guarantee covered net exposures (i.e. the nominal value less the specific provisions created) of non-performing assets classified as substandard, doubtful and loss as at 31 December 2000, reduced by the cash recovered by 31 December 2003. The guarantee covers losses only up to an accumulated amount of CZK 20 billion.

The original nominal volume of guaranteed assets, totalling CZK 61 billion, had decreased by 31 December 2003 to a balance of CZK 1.3 billion as a consequence of paid instalments, sales, write-offs and the exclusion of part of the assets from the State guarantee regime. This balance includes CZK 535 million in accounts receivables from bankrupt clients, for which the Czech Consolidation Agency (CKA) used its purchase option at the end of 2003. These receivables will be transferred in the first half of 2004.

Based on the contractual terms and conditions, the guarantee will be settled by the end of June 2004. Komerční banka is managing the portfolio intended for transfer to CKA in accordance with the agreed regime. Under the contract, the Czech Consolidation Agency made a prepayment of CZK 5.862 billion to KB at the beginning of December 2003 as part of the settlement agreed under the State guarantee.

In accordance with the original plan to close down the Remedial Management unit after a set time, this department's headcount was reduced by 54% during 2003. As the volume of the portfolio of risk receivables continues to shrink, the number of employees at this unit will until the unit is dissolved when the transaction with CKA has been completed.

In April 2003 the Distressed Loans department was established within the Risk Management division with the goal of helping points of sale to find timely solutions to the loan exposure for clients where the Bank has identified warning signals indicating an increased risk. This new approach allows for the timely

implementation of measures that will help alleviate the Bank's risk while preserving the existing business co-operation.

Foreign Exposure

Komerční banka's operations are conducted mostly with domestic clients, although the Bank also reports substantial exposures from its business with foreign entities. They include loans to clients and financial institutions, and interest-bearing investments together with other on-balance sheet and off-balance sheet items; most exposure, however, is represented by transactions with international financial institutions on the inter-bank market. Foreign exposures are managed through a system of limits applied to different counterparties and countries. The Bank manages the economical and political risk through the regular monitoring of these limits.

Counterparty risk on capital market activities

In 2003, the Bank continued integrating risk management in the field of capital market activities into the SG Group model.

The assessment of counterparty risks posed by financial institutions is based on external and internal ratings. The counterparty risk unit includes a specialised analysis team responsible for assessing the credit quality of the Bank's financial-institution counterparties. Limits are granted based on these analyses.

The concept used by Komerční banka for assessments of counterparty exposure arising from derivative products is applied throughout the SG Group. In order to unify risk measurement methods within the KB Group, the scope of monitoring and consolidation of counterparty risks was extended to Komercni Banka Bratislava in 2003. The calculation is based on the "Current Average Risk" indicator, which allows for an evaluation of the replacement costs of a derivative product in cases of counterparty default by calculating the average of the estimated potential exposures which are likely to occur during the remaining life of the transaction. This indicator depends on current market parameters and the time to maturity.

Credit exposure arising from capital-market activities is monitored on a daily basis, separately from business units. The risk monitoring system enables the Bank to track changes in exposure due to changes in market conditions. The front office (dealing room) units are provided with information systems enabling them to check observance of exposure limits. Authorisation must always be given before a transaction can be concluded with an external counterparty. Any breach of limits is immediately reported to the relevant levels of the Bank's management.

New market activities/products that are developed by the Bank are comprehensively analysed and assessed before their launch.

Market Risk Management

Market risk is defined as a risk of loss arising from adverse market conditions. Komerční banka is exposed to the following types of market risks: interest rate risk, foreign exchange risk, equity risk, credit spread risk and liquidity risk.

In 2003, the Bank's market risk management continued to implement methods and standards of the Société Générale Group. The main achievement was the extension of the scope of the Value at Risk calculation to incorporate Komerční banka Bratislava. Since KB Bratislava is the only subsidiary authorised to take on market risk, all market risks within Komerční banka Group are now covered by the VaR method.

Responsibility for market risk management at Komerční banka lies with the Market Risk unit. In order to ensure the independence of risk management from business units, this unit reports directly to the member of Board of Directors in charge of risk and to the Head of SG Group's Market Risk. Market risk at KB is managed in compliance with the following principles, which ultimately require the approval of the Board of Directors:

- all risks are systematically and regularly monitored and reported separately from business units,
- methods for measuring risk and control procedures are defined and approved by the management of the Market Risk unit and SG Group's Market Risk,
- limit applications are processed based on requests from operating divisions, within the global limits set by the Board of Directors,
- all new market activities/products are comprehensively analysed and assessed before being launched,
- all regulatory requirements are fully respected.

Methods for measuring market risk and defining limits

Komerční banka market risk assessment is based on three main indicators that are used to define exposure limits:

- Value at Risk historical simulation method, calculated to a 99% confidence level and one-day time scope, which allows the Bank to consolidate its market risks into SG Group's Value at Risk.
- Stress-Test measurement, to take into account low probability events not covered by Value at Risk. The Bank performs several types of stress tests for foreign exchange and interest rate exposures. Shock scenarios consist of very significant movements in parameters, usually with a one-in-ten probability of occurrence. Another kind of Stress Test on interest rate exposure is based on "what if" scenarios, where a flip of interest rate curves at pivot points is simulated.
- Complementary limits (sensitivity, FX position, credit spread risk, holding period, etc.). These limits monitor market risks which are only partially captured by VaR and Stress Tests.

Value at Risk (VaR) method

The new VaR method ("historical simulation") was implemented at Komerční banka in 2002 for foreign exchange and interest rate risk. Last year, the Bank introduced this method for equity risk. It takes into account the correlation between all markets and the characteristics, whereby the repeating of market parameters is not evenly distributed. Scenarios of one-day variations of market parameters over a period of the last 250 business days are used. The 99% Value at Risk is the loss that would be incurred after eliminating the top 1% most unfavourable occurrences; with 250 scenarios this corresponds to the average of the second and third largest potential losses computed.

Back testing

The bank regularly reviews the accuracy of the model by back testing. Trading results are compared with modeled Value at Risk to monitor the number of violations against the 99% confidence level. Back testing is applied globally as well as for each risk category (foreign exchange, interest rate, equity). During year 2003 no negative profit or loss exceeded the 99% VaR level.

The stress-tests risk exposures as of 31 December 2003 were as follows:

EVOLUTION OF THE TRADING VAR (1 DAY, 99%) VS. PROFIT & LOSS (BACKTESTING) DURING 2003, IN EUR


800 000
600 000
400 000
200 000
0
-200 000
-400 000
-600 000
-800 000
-1 000 000
-1 200 000
8.1.2003
22.1.2003
5.2.2003
19.2.2003
5.3.2003
19.3.2003
2.4.2003
16.4.2003
2.5.2003
23.5.2003
9.6.2003
23.6.2003
7.7.2003
21.7.2003
4.8.2003
18.8.2003
1.9.2003
15.9.2003
29.9.2003
13.10.2003
27.10.2003
11.11.2003
28.11.2003
12.12.2003
31.12.2003
VaR
Profit & Loss

Type of stress-test:	Stress-test Exposure (Worst Case) as at 31 December 2003 (in EUR)
Foreign Exchange downward relative shock	(244,125)
Interest Rate Pivot risk	(4,673,740)

Monitoring of the CDO, CDS and CLN portfolio

In 2003, the Bank sought to improve the methods and processes used for assessing CDO, CDS and CLN exposures. The tool used for the evaluation and for risk measurements of the portfolio is based on methodology that computes Monte-Carlo simulations of future cash flows depending on estimated credit deterioration of the underlying assets, and estimates the net present value of simulated (expected) cash flows. This model was also applied in the evaluation and risk assessment of credit default swaps and credit linked note transactions.

Asset and liability management

The process of asset and liability management (ALM) covers the core banking activities defined as the structural book and is driven by the need to address the potential consequences of any mismatches in the characteristics of assets and liabilities under management (interest rates, maturities, currency) and to pre-empt them. The rules used, changes to these rules, and proposed hedging transactions with respect to the interest rate and liquidity risk require the approval of the ALCO committee. In all its activities, the Bank complies fully with all requirements of the Czech regulatory authorities (the Ministry of Finance of the Czech Republic, the Czech National Bank), as well as with all international regulations (IAS 39).

Liquidity risk

The management of liquidity risk is primarily designed to ensure that the Bank can, at any time, meet its funding requirements. This includes the maintenance of adequate volumes of cash, and balances on nostro accounts and on the account of minimum mandatory reserves while keeping the Bank's costs of liquidity low and not hindering business activities. Liquidity is maintained by consistent diversification of sources and cash-flow management as it reduces the occurrence of unforeseen requirements for additional funding in the period in question. This primary objective is achieved by way of managed coverage of the Bank's cash-out with a very high confidence level (97.5%) over a sufficiently long future period (one year).

A liquidity snapshot broken down by currency – CZK, USD, EUR and other currencies – is monitored on two levels of market behaviour: normal and stressed liquidity. The management of short-term inter-day liquidity is carried out using a series of indicators on a daily basis. Sufficient liquidity is controlled by means of a set of limits – in order to achieve these, the Bank uses on-balance sheet instruments (bond issues, loans taken, etc.) and off-balance sheet instruments (cross currency swaps, foreign exchange swaps).

Structural interest rate and exchange rate risk

Structural interest rate and exchange rate risks are risks of a potential loss arising from positions held in the Bank's structural book as a result of a fluctuation in the market price (interest rate and exchange rate changes).

Structural exchange rate risk is measured and managed on a daily basis. The Bank's position is controlled by a system of limits (the Bank's internal limits and limits required by the external regulator – the CNB). Foreign exchange positions are hedged by standard instruments (FX spot and FX forward operations).

The Bank manages its structural interest rate risk using standard methods (gap analysis, interest rate sensitivity) and a more sophisticated method called Earnings at Risk, which is based on a stochastic evaluation of the volatility of future interest income. The Bank has implemented Convergence – an asset and liability management system supplied by SUNGARD. The system is used by ALM to apply methods for interest rate risk measurement combined with the goal of further reductions in risks. Standard market instruments for hedging against interest rate risk, such as interest rate swaps (IRS), forward rate agreements (FRA), and to a lesser degree investing in securities, are used by the Bank.

Price setting

ALM is in charge of external price setting in the Bank – it publishes the KB exchange rate list and sets the external interest rates of deposit products and KB base rates, which are then used to set interest rates on loans. The external interest rates of deposits are set by the Interest and Exchange Rate Management Committee, taking into account external developments.

The Management of Regulatory Risk

The regulatory risk derives from potential non-compliance with laws and other regulations and subsequent sanctions applied by the regulator.

Komerční banka's activities are subject to regulation by the Czech National Bank. The Bank's activities as a securities trader and depository are supervised by the Czech Securities Commission and the relevant regulations are issued by the Ministry of Finance of the Czech Republic (MF CR). In the field of anti-money laundering measures, Komerční banka is supervised by a specialised department of the MF CR (the Financial Analytical Unit of the MF CR). Stock exchange operations are supervised by the Prague Stock Exchange, a self-regulating body.

The Bank's subsidiaries and associate companies are primarily overseen, depending on their character, by the Czech National Bank (Všeobecná stavební spořitelna KB) or by the National Bank of Slovakia (KB Bratislava), the Czech Securities Commission (IKS KB), the Ministry of Finance (Komerční pojišťovna), and in some instances jointly by the Czech Securities Commission and the Ministry of Finance (Penzijní fond KB).

Banking institutions in the Czech Republic are regulated by practically the same rules as those applied in EU countries. In 2003, some new statutory requirements were added. In January, a Czech Securities Commission decree set more detailed conditions for the internal operations of a securities trader and more detailed rules for the dealings between the securities trader and the client, in September a provision of the CNB was issued concerning the internal management and control system of the Bank in the field of money laundering, in December a CNB provision was promulgated concerning limitations on the acquisition of significant equity in non-banking and non-financial entities.

The Bank has also implemented norms issued by regulatory bodies and adapted its own regulatory framework to the standards of the majority owner. It has also focused on the strengthening of internal rules governing employees' ethical behaviour.

In 2003, Komerční banka was not penalised by regulatory authorities for non-compliance with statutory requirements.

Environmental Risk Management

Komerční banka, given its objects of business, is not a primary polluter of the environment, but even so it is interested in environmental improvement and in the enhanced health care of its employees.

For quite some time now, Komerční banka has been implementing activities aimed at an improvement in the environment and the health protection of its employees, especially in the field of waste management and the use of recycled materials. The Bank draws on the services of an autorised company to manage waste with an increased likelihood of environmental pollution, such as fluorescent lamps and toners, and this waste is liquidated in compliance with legal requirements. Recycled toners and recycled paper are used in printers and photocopying machines.

Besides existing control and reporting systems for energy, water and gas consumption, Komerční banka has launched preparatory work intended to make savings in and ensure the effective use of energy, especially electricity.

With the entry of Société Générale into Komerční banka, lasting attention is paid to the identification and proper management of environment-related issues throughout the whole credit risk assessment process too. The identification and quantification of environmental risks has become an integral part of the normal process of evaluating and managing risks, both for domestic and international operations. In its customer relations, Komerční banka considers compliance with the relevant environmental regulations and the use of sound environmental practices to be one of the indicators of the management quality of a company.

Information Technology and Operations

The main target in the area of information technologies is to provide the Bank with high availability and reliability of banking systems. In addition, many projects included in the overall transformation of the IT facilities, known as the Renaissance programme, were launched in 2003.

This includes solutions for products which improve the quality of service for clients, such as an expansion in direct banking services. The Bank also paid attention to changes in its IT structure stemming from the reorganisation of the KB branch network and IT changes concentrated on a centralised data processing.

Efforts to increase the efficiency of data processing and data transmission in systems led not only to structural changes in the IT environment but also to the optimisation of the headcount. In this respect, the services previously provided by the subsidiary ASIS, together with the IT systems of KB Bratislava, were integrated into the KB structure in 2003.

In 2003, there was a fundamental change in the payment system in order to strengthen security and improve quality and efficiency. The establishment of a centralised back-office for cross border payments and the

withdrawal of these activities from branches helped cut costs and improve the quality of international payment processing. This newly implemented solution made it possible to introduce products such as Mass Payments, high-volume low-value payments through the international SWIFT organisation. These steps led to higher automation of the level of processing of cross border payment orders and an increase in the share of Internet banking in international payments to more than 70%.

Komerční banka completed the implementation of a new system for payment data transmission between Komerční banka and the ČNB Clearing Centre, guaranteeing higher security and cost savings as well as a technological basis for the future development of customer services.

In the sphere of cash operations, developments focused on the outsourcing of physical cash processing via security agencies for selected customers – mostly supermarket chains, which led to further headcount reductions and extra services for our customers.

Human Resources

Komercni banka continued to implement technological and organisational changes in order to optimise the number of employees. At the end 2003, the total KB headcount, including expatriates, was 8,233, of which 3,044 employees worked at headquarters and 5,189 in the distribution network. The headcount reduction was in line with the Bank's three-year plan, and compared to the end of 2002 the number of employees was down by 590, i.e. by 6.7%. The total headcount reduction between 2001 and 2003 was 2,470 employees, i.e. 23.1%.

Evolution of the Headcount


HEADCOUNT TO THE LAST DAY
13,356
10,703
9,299
8,623
8,233
1999
2000
2001
2002
2003

The number of staff was considerably influenced by the integration, in May 2003, of 212 employees from the subsidiary ASIS; this followed on from the previous transfer of 258 employees from the subsidiary Reflexim to the Bank in the second half 2002. Without these transfers the decrease in the number of employees would have been even higher. The reduction in the headcount was influenced inter alia by the gradual shrinking of the Remedial Management unit; on the other hand, the number of employees was increased by the need to staff internal projects and increase the number of points of sale.

In January, all employees were assigned to new positions and a new compensation system was fully implemented. At the same time, the process of aligning base salaries with the market level was started. As in previous years, wage developments were the result of an agreement between the Bank, represented by Human Resources, and the Bank's trade unions.

An integral part of the Bank's development is employee career building and the nurturing of the Bank's own managers and professionals. The recruitment and training of young, prospective, and talented colleagues is one of the main priorities of the Bank. Last year, KB was awarded by the prestigious prize of "Most Desired Employer of the Year" for university graduates in 2003 in a survey conducted among students from the most important Czech universities. This survey was run under the auspices of the international student organisation AIESEC. The prize was awarded in the scope of the Employer of the Year competition, where KB ranked among the top ten employers.

The development of business activities and the introduction of new products requires constant improvements in employees' professional skills. Therefore, special attention is paid to the training in the product range and

to courses on communication with customers. The Bank also provides its employees with language courses and training in information technologies and managerial skills.

- During the year, the Bank provided the employees with 86,000 days of training, representing a year-on-year increase of 22%.
- More than 90% employees participated in training courses.
- On average, each employee spent an average of 11 days on training courses during the year.

Komerční banka extended its social benefits to include an offer of capital life insurance with employer contributions. The maximum contribution by the Bank is CZK 500 per month; the Bank paid contributions totalling CZK 38.5 million. Between March and the end of the year, 6,085 contracts were concluded.

Corporate Citizenship – Company Activities

Komerční banka's sponsorship strategy is based on values professed by the whole of the Société Générale Group – i.e. **professionalism, innovation and team spirit.** In its role as a sponsor, Komerční banka focuses on culture, amateur sports and education. Its most important cultural project is the support of the artistic activities of the **National Theatre,** a symbol of Czech national identity and cultural history. It is a matter of prestige for Komerční banka to have its name connected with the number-one Czech theatre and to contribute to its further development and to the promotion of its exceptional position in the world of culture. Komerční banka also sponsors important concerts of the **Prague Symphonic Orchestra** and has made a donation to increase the quality of the orchestra's instruments, intensifying the cultural experience enjoyed by those who attend the orchestra's concerts. Komerční banka helps gifted young musicians attend the **French-Czech Musical Academy** in Telč, which offers young talents two-week stays in the company of prominent musical instructors from the Czech Republic and France. The portfolio of the cultural events sponsored by the Bank is rounded off by the **French Film Festival.** French films have traditionally been popular with Czech audiences, and this festival gives them the chance to see many interesting new movies as well as genre-specific specialities from the rich range of French film production. Komerční banka also helped **Prague Zoo** by contributing to some of the cost of transporting a new elephant and adapting the animal's enclosure.

An example of the Bank's support of amateur sports is its continuing co-operation with the **Czech Rugby Union.** Komerční banka supports rugby in general, meaning that money is channelled not only into the national team, but also to all other teams active in the Czech Republic. Rugby is a sport in which the players need to work together to be successful – a sport in which the quality of individuals augments the quality of the team. It is a sport which honours the values advocated by Komerční banka and the Société Générale Group as a whole. Every year, Komerční banka also sponsors the **Czech Association of Disabled Athletes.** In 2003, KB's contribution helped the Czech track and field team participate in the European Championships in Assen, the Netherlands, where Czech athletes ran up a tally of 21 medals, 13 of them gold.

Co-operation with a number of Czech universities is also one of Komerční banka's priorities. These institutions include the University of Economics, Prague, the University of Mining, Ostrava, and the Czech Technical University. In the scope of this co-operation, Komerční banka's sponsorship focuses on professional conferences and support for selected scholarships, and on the financing of students' short-term foreign placements. Komerční banka employees and managers give lectures at universities and offer consultation to students writing their dissertations. In co-operation with CEFRES (a French institution for social-science research), Komerční banka has financially supported selected work of Czech students studying economics, banking and finance. The Bank also considers its co-operation with the **AISEC** international student organisation to be very important, and KB provides financial help in organising conferences and seminars, as well as job fairs where the Bank actively participates as the AISEC's chief partner. At these fairs, students have access to information from their fields and can find extensive, important practical experience. These gifted young people can then inject new ideas and insights into the Bank, and if they decide to work for Komerční banka their integration into the team is a guarantee that the dynamic development of Komerční banka will be maintained.

As far as publicly beneficial work is concerned, Komerční banka is not only active as an institution – bank employees also participate through the **Jistota Foundation.** This Foundation is financed out of the Bank's contributions and out of the contributions of individual employees. For example, the Jistota Foundation contributed to the renovation of the Children's Optical Clinic in Karlovo Náměstí in Prague, the hospital in Sušice, and the maternity ward at Podolí. The Jistota Foundation also provides financial support to socially challenged and disabled citizens.

Komerční banka is clearly one of the key players on the Czech banking market. It has attained this position thanks to the everyday fulfilment of its main motto - the client always comes first. But Komerční banka is also

an important donor which is well aware of its position in the Czech economy and which develops its activities with an awareness of the society-wide context and responsibilities stemming from such an important position.

Comments on the IFRS unconsolidated financial results

Profit and loss account

Komercni banka according to IFRS reported an unconsolidated net profit of CZK 9,262 million for 2003 representing a year-on-year increase by 5.7%. This favourable result was achieved by the successful business performance of the Bank, especially in retail banking, efficient cost control and the release of provisions. Significant trends affecting the year-end results are described below:

Net interest income

Net interest income amounted to CZK 11,937 million. Positive effect of the growth in core business loans and deposits was more than offset by continuously declining interest rates (the CNB repo rate fell from 2.75% to 2.00% during 2003) and thus the net interest income slightly declined by 4.1% compared to 2002. In 2003, the share of interest income from Česká konsolidační agentura in the total interest income further decreased when its volume fell year on year by 41.0 %. On the other hand interest income from clients, rising by 48.1%, significantly increased its share in the total interest income. The net interest margin in 2003 amounted to 3.0%.

Net fees and commissions

The Bank generated Net fees and commissions of CZK 8,711 million, which represents a year-on-year increase by 4.7%. This trend was driven by an 8.9% increase in non-foreign exchange fees and commissions. Due to increase in volume of granted loans and in number of the Bank's clients, fees for loan administration, account maintenance and from settlements were the fastest growing. At the same time and in line with market developments FX fees and commissions declined influenced mainly by the increasing use of the Euro.

Net profit from financial operations

Net profit from financial operations amounted to CZK 800 million. This result comprises profits from FX operations (CZK 623 million), from securities (CZK 115 million) and interest and commodity derivatives (CZK 62 million).

Other income

Other income totalled CZK 441 million, increasing by 9.2% compared to 2002. It includes dividends from subsidiaries and associates (CZK 253 million) which grew year on year by 38.3%, mainly due to dividends received from CAC Leasing, a former associated company. Komerční banka sold the 50% ownership interest in this company at the end of June 2003.

Net banking income

Net banking income came to CZK 21,889 million and reflected the positive development in core business activities of the Bank. The share of non-interest income in the total banking income grew to 45.5%.

Operating costs

Operating costs totalled CZK 11,728 million, which is a decrease by 8.1% or more than CZK 1 billion compared to 2002. This positive result confirms an increasing efficiency of the Bank.

Personnel expenses of CZK 5,149 million, representing a decrease by 2.1%, were influenced by continuous staff reductions in conjunction with the centralisation of processes.

Other administrative expenses stood at CZK 4,562 million, representing a year-on-year decrease by 5.8%. This reduction can be attributed to the finalisation of the Bank's transformation programme and increasing productivity of the Bank.

Restructuring costs of CZK 670 million related mainly to the Bank's rebranding, rents termination and consultancy services.

Depreciation and other provisions amounted to CZK 1,347 million, which represents the year on year decrease by 18.5%.

Net operating income

Net operating income of CZK 10,161 million increased by 3.3% compared to 2002. The main drivers of this development were the successful business performance and efficient cost control within the Bank.

Provisions for loan and investment losses

The net release of provisions for loan and investment losses amounted to CZK 3,122 million.

The net release of provisions and reserves for loan losses of CZK 2,332 million is connected with the release of general provisions amounting to CZK 2, 830 million and low level of cost of risk, which reached 37 b. p. in 2003.

Provisions and net profit from the sale of subsidiaries and associates were influenced significantly by the sale of Reflexim, a subsidiary company, and CAC Leasing, an associated company. Therefore, a positive result of CZK 716 million was reported for the year.

The net release of provisions and reserves comprised also net creation of provisions for losses from Collateralised Debt Obligations amounting to CZK 74 million and income from fully written-off loans of CZK 149 million.

Tax charge

The total income tax amounted to CZK 4,021 million, representing an increase by 60.3%. The total tax charge in 2002 was influenced significantly by the first posting of deferred tax receivable of CZK 902 mil.

The effective tax rate was 30.3%.

Balance sheet

Total assets amounted to CZK 447.6 billion as at 31 December 2003 representing a year-on-year increase by 1.8%.

ASSETS

Cash and current balances with the banks

The balance of cash and current balances with banks fell by 14.2% to CZK 12.3 billion compared to the end of 2002. This amount corresponds to the trend in balances with the Czech National Bank, i.e. the balance of the obligatory minimum reserves bearing interest equal to the CNB two week repurchase rate. This rate fell during the year 2003 from 2.75% to 2.00%.

Amounts due from banks

Amounts due from banks stayed stable and amounted to CZK 201.6 billion as at the end of 2003. The advances due to the Czech National Bank, i.e. repo transactions increased year on year by 15.3% to CZK 166.4 billion as at 31 December 2003. Amounts due from banks also include bonds issued by the parent company not designated for trading. During the year the Bank bought additional CZK 5 billion of bonds issued by Société Generale bearing fixed interest at 3.98% and maturing in 2013. The total balance of these bonds acquired under initial offerings stood at CZK 19.1 billion at the end of 2003.

Trading securities

The portfolio of trading securities stayed stable and reached CZK 25.7 billion. From the total amount 87.5% comprise treasury bills issued by Czech Ministry of Finance and Czech Consolidation Agency (ČKA).

Due from Česká konsolidační agentura

Amounts due from Česká konsolidační agentura decreased by 31.4% to CZK 24.3 billion. Loans in the total amount of CZK 18.5 billion were granted by Komerční banka to Česká konsolidační agentura, formerly Konsolidační banka Praha, s.p.ú., for the purpose of re-financing of the transfer of the bank's classified assets in August 1999 and March 2000.

Loans and advances to customers

Net loans and advances to customers (following deduction of provisions) amounted to CZK 130.9 billion, which represents an increase by 8.0% compared to the end of 2002. The nominal volume of loans amounted

to CZK 140.3 billion, including CZK 1.8 bil. debt securities acquired under initial offerings and not designated for trading, and the provisions for loan losses to CZK 9.4 billion.

Retail loans continued to grow dynamically. Mortgage loans increased year on year by 41.2% to the total of CZK 25.8 billion and consumer loans by 17.4% to CZK 9.0 billion. The share of retail loans in the total loan portfolio has continued to increase and stood at 25.2% at the end of 2003.

During 2003 the quality of the bank's loan portfolio kept improving. At the end of the year standard loans represented 80.1% of the total loan portfolio, which is an increase by 15.7 percentage points, whilst the share of loans under special review (sub-standard, doubtful, loss loans) fell by 11.7 percentage points to 7.4%. This significant improvement was influenced by the transfer of non-performing loans from the bank's balance sheet to GE in the first half of the year with a positive impact on the level of loans under special review, continuous successful workout of non-performing assets within the bank and general improvement of the quality of the loan portfolio.

The quality improvement of the loan portfolio, together with the release of the general provision led to the further decline of total provisions and reserves for loan losses by 45.5% to the amount of CZK 9.4 billion including the general provision in the amount of CZK 4.0 billion. The disposable value of collateral assuring customer loans amounted to CZK 58.6 billion of which CZK 32.4 billion, i.e. 55.3% were real estate.

A significant part of the portfolio of non-performing loans of Komerční banka was covered until the end of the 2003 by the State Guarantee. As at 31 December 2003 the final nominal volume of guaranteed assets significantly decreased and amounted to CZK 1.3 billion, as a consequence of paid installments, sales, write-offs and the displacement of part of the assets from the State guarantee regime (for more details please see the section Risk Management).

Securities available for sale

The portfolio of securities available for sale comprised CZK 22.7 billion of securities, its total volume declined year on year by 7.0%. The bank sold its remaining participation certificates of Otevřený podílový fond Globální (The Open Mutual Fund Globální). The carrying value of asset backed securities (CDO) declined during the year 2003 by 19.9% to CZK 8.4 billion mainly as a result of the CZK/USD exchange rate development. The bank also acquired Czech Government bonds in the nominal amount of CZK 4.7 billion.

Investments held to maturity

The volume of the portfolio of investments held to maturity significantly decreased to CZK 97 million. This year on year decrease from CZK 2.5 billion is connected with the full redemption of the subordinated debt issued by the Bank's subsidiary Komercni Finance, B.V. made on 15 May 2003. Part of the subordinated bond in the total amount of CZK 2.4 billion was purchased by the Bank in 2002 and held in this portfolio until the redemption.

Investments in subsidiaries and associates

Investments in subsidiaries and associates decreased by 10.3% compared to the year 2002 and amounted to CZK 1.4 billion. The bank decided to sell 100% equity participation in Reflexim, 50% shareholding in CAC Leasing, a. s. and 10% shareholding in CAC Leasing Slovakia with the result of a decrease of these investments by CZK 116 million. Decrease in the equity of Komerční pojišťovna led to an additional provisioning of this company by CZK 92 million.

LIABILITIES

Amounts due to banks

Amounts due to banks stood at CZK 19.0 billion, representing a year on year decrease by 15.9%.

Amounts due to customers

Amounts due to customers increased to CZK 349.5 billion, i.e. by 2.5% compared to the year end 2002. Current accounts grew significantly to the total of CZK 202.3 billion and thus their share in total amounts due to customers increased from 50.1% to 57.9%. On the contrary term deposits and savings accounts fell by 17.1% to CZK 107.0 billion, representing 30.6% of the total.

Certificated debt

The total volume of certificated debt amounted to CZK 21.3 billion, which is an increase by 16.9% due to the increase in the volume of mortgage bonds. Part of the Certificated debt in the amount of CZK 17.2 billion

mature during the year 2004. Bonds represent 53.5% and mortgage bonds 46.5 % of the total certificated debts.

Accruals, provisions and other liabilities

The bank received an up-front payment of CZK 5.9 billion from Česká konsolidační agentura in connection with the termination of the State Guarantee. Until the final settlement the advanced payment is reported in the item Accruals and deferred income.

Subordinated debt

On 15 May 2003, the bank, in accordance with the term and conditions of the notes, exercised an option for the early redemption of subordinated debt issued in 1998 in a principal amount of USD 200 million, due 2008. This subordinated debt was financed by a wholly owned subsidiary of the bank, Komercni Finance, B.V., which issued subordinated bonds guaranteed by the bank. The registration of the securities was cancelled following their redemption. At the end of 2003 the bank held no subordinated debt.

Shareholders' equity

The bank's share capital remained unchanged at the level of CZK 19.0 billion in 38 million ordinary shares. The total shareholders' equity increased by 19.7% to CZK 40.4 billion mainly due to the increase of profit in he current period. The total shareholders' equity represent 9.0% of its total assets.

Komerční banka Financial Group

As at 31 December 2003, Komerční banka's financial group consisted of ten companies controlled to some extent by the Bank. Eight of the companies of the KB financial group are subsidiaries in which Komerční banka has a controlling influence and two are associate companies in which KB has a significant substantial influence.

Overview of the KB Financial Group

For the Year Ended 31 December 2003


Komerční banka, a.s.
Core business
Support services
Všeobecná stavební spořitelna KB, a. s.
40.0%
Penzijní fond KB, a.s.
100.0%
MUZO, a.s.
49.9%
Společnost pro informační databáze, a.s.
48.0%
Komerční finance B.V.
100.0%
ASIS, a.s.
100.0%
ALL-IN, a.s.
100.0%
AIREL IMMO, s. r.o.
(in bankruptcy)
100.0%
ALL IN REAL ESTATE Leasing, a. s.
100.0%
Name of the company
%
Fully consolidated companies
Equity consolidated companies
Unconsolidated companies

Komerční banka also holds several strategic interests in its portfolio of 20% or below in the registered capital. These are Českomoravská záruční a rozvojová banka, a. s., Burza cenných papírů Praha, a. s. (the Prague Stock Exchange), and Czech Banking Credit Bureau, a. s.

Restructuring Process

The restructuring process of the financial group continued in 2003. Komerční banka made progress in strengthening the position of the companies whose activities are considered essential to its business strategy, and in its search for a strategic partner or for another way of making the operations of the companies outside this core group more effective.

In comparison with 2002, the co-operation was intensified between KB financial group companies and specialised companies within Société Générale – especially Société Générale Asset Management in the field of asset management and SOGECAP in the sphere of insurance. In 2003, part of this co-operation focused on expanding the range of products of Komerční pojišťovna and IKS KB.

The ongoing restructuring process within the KB financial group was particularly visible among the companies which Komerční banka decided to sell to strategic partners in order to increase their and its own efficiency.

In 2003, Komerční banka entered into co-operation with Franfinance S.A., a subsidiary of Société Générale, in order to expand the range of consumer lending in the Czech Republic. In September 2003, the Bank concluded an agreement to increase the share capital of Franfinance Cosumer Credit, s.r.o., formerly a 100% subsidiary of Franfinance S.A., and therefore became the majority owner with a stake of 51%. Because the increase in the share capital had not been entered in the Commercial Register as at 31 December 2003, the Bank did not report this interest in its financial statements for the full year of 2003.

CAC Leasing and CAC Leasing Slovakia

In June 2003, Komerční banka sold its share in CAC Leasing and CAC Leasing Slovakia to Bank Austria Creditanstalt Leasing, a 100% subsidiary of Bank Austria Creditanstalt, and the second shareholder of the two companies. Komerční banka will continue to offer leasing products on the Czech and Slovak market in co-operation with companies of the Société Générale Group which are active on these markets. These are Franfinance Leasing, which specialises in leasing for corporate customers, and ALD Automotive, which concentrates on car fleet financing not only through financial leasing, but also through a broad range of operational leasing services. The sale of these two companies had a positive impact on the Bank's financial performance in 2003.

MUZO

In December 2003, Komerční banka concluded a contract for the sale of its share in MUZO to a company belonging to the Global Payments Group, an important provider of services in the field of the electronic processing of payments for individuals, businesses, financial institutions and government agencies. The KB's objective was to find a long-term partner for MUZO who would provide MUZO with an expert backdrop and would develop MUZO into a regional leader in the electronic processing market. Komerční banka is convinced that the Global Payments Group fulfils these requirements, and that it will not only improve the quality of the services provided by MUZO but, thanks to the expansion of the client base, it will also ensure economies of scale for all MUZO clients. This will have a positive impact on the quality of the services provided to the clients of Komerční banka. The sale of MUZO was completed in February 2004 and will have a positive impact on the financial results of the Bank in 2004.

Reflexim

After internal restructuring, the sale of Reflexim took place in June 2003 to Sodexho společné stravování a služby. The purpose of this sale was to transfer support activities that are not paramount for the operation of the Bank (i.e. facility management, car fleet maintenance, etc.) to a reliable partner able to ensure the high quality of these services. A contract on the provision of support services has been concluded with the new owner.

Consolidation

In accordance with statutory requirements in force in the Czech Republic, consolidation is performed in accordance with IFRS. As of 2002, Czech consolidated accounts are no longer prepared.

The following table contains data about the method of consolidation for each KB Financial Group entity – either full consolidation or equity consolidation. Some companies were not included in the consolidation for the reasons outlined below:

- Penzijní fond Komerční banky: although Komerční banka exercises full control over the company, in line with Czech legislation on pension insurance only 10% of the reported annual profits are redistributed to the shareholders. The remaining 90% of profits are distributable to policyholders (85%) and to the reserve fund (5%). Therefore the management does not consider it appropriate to consolidate this entity.
- ALL IN and Czech Banking Credit Bureau were not consolidated on grounds of materiality.

TO BE CONTINUED

Subsidiaries and Associate Companies in the KB Financial Group

Company	Consolidation method	Share capital	KB participation in the share capital – nominal	KB participation in the share capital – relative	Net book value	Nominal value per share
				%		
CZK thousand						
DOMESTIC PARTICIPATION						
Komerční pojišťovna, a. s.	full	752,000	752,000	100	289,677	100 or 50
Všeobecná stavební spořitelna Komerční banky, a. s.	equity	500,000	200,000	40	220,000	100
Penzijní fond Komerční banky, a. s.	none	200,000	200,000	100	230,000	100
MUZO, a. s.	full	102,000	50,900	49,9	60,998	1
Factoring KB, a. s.	full	84,000	84,000	100	90,000	100 or 10
Investiční kapitálová společnost KB, a. s.	full	50,000	50,000	100	75,000	100
ASIS, a. s., in liquidation	none	1,000	1,000	100	1,000	100
Czech Banking Credit Bureau, a. s.	none	1,200	240	20	240	10
ALL IN, a. s., in liquidation	none	44,517	44,517	100	24,083	213
Total	---	---	1,382,657	---	990,998	---
FOREIGN PARTICIPATION						
Komerční banka Bratislava, a. s.	full	393,550*	393,550	100	432,905	100,000 SKK
Komercni Finance, B. V.	full	588**	588	100	588	453.8 EUR
Total	---	---	394,138	---	433,493	---
Total	---	---	**1,776,795**	---	**1,424,491**	---

*CZK/SKK exchange rate 0.78710 as at 31 December 2003 (CNB)

**CZK/EUR exchange rate 32.405 as at 31 December 2003 (CNB)

Investiční kapitálová společnost KB, a. s.

Shareholder Structure

100% KB share

Core Business

Asset management

Market Position

Third place on the market by assets under management (16.3% of the market).

External Rating

Baa/czAa according to the CRA Rating agency

Funds Under Management

IKS peněžní trh – money market fund, investment period up to 1 year
IKS dluhopisový – fixed income and money market fund, investment period 1 + years
IKS plus bondový – fixed income fund, investment period 2+ years
IKS globální – mixed fund, investment period 3+ years
IKS balancovaný – mixed fund, investment period 3+ years
IKS fond fondů – fund of funds, investment period 5+ years
IKS fond světových indexů - equity fund, investment period 5+ years

Main Developments in 2003

Increase in the volume of assets under management by 8.2% in comparison with 2002.
"Golden Crown" Award for the "Felix" marketing package as the best financial product in the category of funds
Dematerialisation of the majority of the funds' participation certificates

Key Plans for 2004

Integration of the IKS funds into the KB electronic distribution channel – mojebanka Internet banking
Establishment of a new fund guaranteeing a minimal rate of return to clients
Establishment of a new equity fund allowing active management by the clients

Financial Summary

CAS CZK thousand	31. December 2003	31. December 2002
Total Assets	376,606	336,273
Shareholders' Equity	319,232	246,623
Share Capital	50,000	50,000
Assets Under Management	34,462,420	31,849,151
Management Fee Income	375,654	372,590
Profit Before Tax	107,941	119,111
Profit After Tax	74,046	78,706

Contact

IKS Komerční banky, a. s.
Dlouhá 34
110 15 Praha 1
Reg. No: 60196769

Toll-free Line: +420 800 10 8888
Tel.: +420 224 008 888
Fax: +420 222 322 161
E-mail: info@iks.kb.cz
www.iks-kb.cz

Factoring KB, a. s.

Shareholder Structure

100% KB share

Core Business

Factoring

Market position

Fourth place on the factoring market by size of the factoring portfolio

Key products

Domestic factoring
Foreign factoring
Reverse factoring

Main Developments in 2003

Doubling of the number of active clients
Substantial increase in new contracts through the distribution network of Komerční banka

Key Plans for 2004

High level of business representation in co-operation with the KB business centres in key regions

Financial Summary

CAS CZK thousand	31. December 2003	31. December 2002
Total Assets	2,882,118	2,189,126
Factoring Portfolio	2,796,832	2,082,142
Shareholders' Equity	126,995	118,534
Share Capital	84,000	84,000
Net Factoring Income	116,036	119,784
Profit Before Tax	13,436	16,190
Profit After Tax	8,618	10,182

Contact

Factoring Komerční banky, a. s	Tel.: +420 222 825 111
Na Poříčí 36, p. p. 59	Fax: +420 224 814 628
110 02 Praha 1	E-mail: factoring_kb@mbox.vol.cz
Reg. No: 25148290	www.factoringkb.cz

Komerční banka Bratislava, a.s.

Shareholder Structure

100% KB share

Core Business

Complete banking services for corporate clients
Trade finance and settlement between the Czech Republic and the Slovak Republic

Market Position

Niche position on the Slovak market (almost 1% of the Slovak market), focus on corporate clients

Key Products

Current, term and saving accounts
Domestic and international payments with a special regime
Cash operations – international liquidity management
Loans and guarantees
Foreign exchange instruments (spot, forward)
Derivatives
Interest rate instruments (forward rate agreements, swaps)
Money market deposits and loans
Issuance agent for EuroCard/MasterCard
Capital market operations and trade finance
E-banking
Leasing products – KB Leasing, KB Fleet Lease

Main Developments in 2003

Implementation of a new company strategy focused on corporate clients
Extended range of Société Générale Group products for corporates (leasing products)

Key Plans for 2004

Focus on key corporates on the Slovak market

Financial Summary

IAS CZK thousand	31. December 2003	31. December 2002
Total Assets	2,876,551	4,117,529
Loans to Customers	1,639,686	1,729,005
Deposits from Customers	1,869,313	1,369,516
Shareholders´ Equity	552,099	496 026
Share Capital	393,550	393 550
Net Interest Income	112,649	96,014
Profit After Tax	56,072	27,649

CZK/SKK exchange rate 0.78710 as at 31 December 2003 (CNB)

Contact

Komerčni banka Bratislava, a. s.
Medená 6, p. p. 137
811 02 Bratislava
Slovak Republic
Reg. No: 31395074

Tel.: +421 2 5293 2153-6
Fax: +421 2 5296 1959
E-mail: koba@koba.sk
www.koba.sk

Penzijní fond Komerční banky, a.s.

Shareholder Structure

100% KB share

Core Business

Pension fund

Market position

Second place on the pension fund market by assets under management
Sixth place on the pension fund market by number of clients

External rating

A-/CzAa- according to the CRA Rating agency (the highest rating among Czech pension funds)

Key Products

State-subsidised pension insurance

Main Developments in 2003

Runner-up among pension funds in the "MasterCard Bank of the Year 2003" competition
Improved rating of the company from Baa/CzAa- to A-/CzAa-
Assets under management increased by 14%

Key Plans for 2004

Increased sales through the KB network
Co-operation with KB on the preparation of new product packages

Financial Summary

CAS CZK thousand	31. December 2003	31. December 2002
Total Assets	11,066,537	9,691,507
Total Volume on Client Accounts	10,290,396	8,881,047
Shareholders' Equity	743,099	788,390
Share Capital	200,000	200,000

Net Financial Income	546,459	622,041
Profit Before Tax	361,637	418,409
Profit After Tax	365,097	420,323

Contact

Penzijní fond Komerční banky, a. s.
Lucemburská 7/1170
130 11 Praha 3
Reg. No: 61860018

Tel.:+420 272 173 111, 272 173 173-5
Fax: +420 272 173 176, 272 173 171
E-mail: pf-kb@pf-kb.cz
www.pfkb.cz

Komerční pojišťovna, a.s.

Shareholder Structure

100% KB share

Core Business

Insurance

Key Products

Capital life insurance (Vital)
Capital life insurance for corporate clients (Vital Corporate)
Collective insurance for mortgage loans
Accident life insurance for mortgage loans
Accident insurance covering the risk of death (Patron)
Credit card insurance
Travel insurance

Main Developments in 2003

Ongoing restructuring of the company (headcount reduction, run-off of the industrial portfolio)
KB has become the exclusive distributor of Komerční pojišťovna products
Introduction of the Vital Corporate and Patron products
The Vital product has climbed to fourth place on the life insurance market

Key Plans for 2004

Focus on the sale of life insurance products
Extension of the offer of capital life insurance products, credit card insurance and mortgage loan insurance
Completion of the restructuring process of the company (introduction of a new IT system, run-off of the insurance portfolio of property and household insurance)

Financial Summary*

CAS CZK thousand	31. December 2003	31. December 2002
Total Assets	5,790,688	3,826,286
Technical Reserves	5,141,503	2,764,499
Shareholders' Equity	325,600	533,821
Share Capital	752,000	752,000
Gross Premiums Written	3,232,526	2,349,195
Investment Income	154,960	141,000
Net Profit/Loss	(109,722)	(41,000)

*unaudited

Contact

Komerční pojišťovna, a. s.
Jindřišská 17
111 21 Praha 1
Reg. No: 63998017

Tel.: +420 222 095 111
Fax: +420 224 236 696
E-mail: servis@komercpoj.cz
www.komercpoj.cz

MUZO, a.s.

Shareholder Structure

Komerční banka 49.9%*
Česká konsolidační agentura 20.8%
Other 29.3%

* Komerční banka controlled 52.6% of the share capital of the company

Core Business

Banking and card support services

Market Position

Dominant position on the market

Key products

Authorisation of payment cards (front office)
Database administration
Controlling and transaction processing of payment cards (back office)
Installation and maintenance of ATMs and payment terminals in the domestic and international payment systems

Main Developments in 2003

Ongoing regional expansion
Number of managed ATMs increased by 27%
Number of Points of Sale (POS) increased by 30%
Volume of POS transactions increased by 51%
Komerční banka concluded an agreement on the sale of its share in the MUZO Company

Key Plans in 2004

Settlement of the sale of the KB share in the MUZO Company

Financial Summary

CAS CZK thousand	31. December 2003	31. December 2002
Total Assets	933,301	1,072,092
Fixed Assets	728,820	792,169
Shareholders' Equity	506,671	471,952
Share Capital	102,000	102,000
Sales of Services and Goods	795,603	900,647
Profit Before Tax	188,129	247,335
Profit After Tax	134,345	191,719

Contact

MUZO, a. s.
V Olšinách 80/626
100 00 Praha 10
Reg. No: 00001155

Tel.: +420 267 197 111
Fax: +420 267 197 590
E-mail: obo@muzo.com
www.muzo.com

Všeobecná stavební spořitelna Komerční banky, a.s.

Shareholder Structure

BHW Holding AG 50%
Komerční banka 40%
Česká pojišťovna 10%

Core Business

Building society

Market Position

Third place on the building savings market by number of concluded contracts
Second place on the market by volume of loans granted

Key Products

State-subsidised building savings accounts
Bridging loans
Building savings loans

Main developments in 2003

406,000 newly concluded contracts with a total target saving amount of CZK 73 billion
1,047,534 active clients
20,284 bridging loans with a face value of CZK 4 billion
21,963 new building savings loans with a face value of CZK 2 billion

Key Plans for 2004

Implement the existing plan of substantial distribution expansion through the KB network, and in particular to assist in the granting of building savings loans

Financial Summary

CAS CZK thousand	31. December 2003	31. December 2002
Total Assets	43,449,276	34,075,303
Total Loans	13,165,654	12,131,581
Shareholders' Equity	1,521,741	1,350,745
Share Capital	500,000	500,000
Interest Margin	559,105	638,036
Profit Before Tax	264,798	232,487
Profit After Tax	213,850	205,285

Contact

VSS Komerční banky, a. s.
Bělehradská 128, č.p. 222
P.O.Box 40
120 21 Praha 2
Reg. No: 60192852

Tel.: +420 222 824 111
Fax: +420 222 824 113
E-mail: info@vsskb.cz
www.vsskb.cz
www.modrapyramida.cz

Board of Directors

Alexis Juan	Chairman of the Board of Directors (since 5 October 2001)
Guy Poupet	Vice-Chairman of the Board of Directors (since 9 October 2002)
Olivier Flourens	Member of the Board of Directors (since 1 February 2003)
Peter Palečka	Member of the Board of Directors (since 5 October 2001)
Matúš Púll	Member of the Board of Directors (since 5 October 2001)
Philippe Rucheton	Member of the Board of Directors (since 2 May 2002)

Alexis Juan

Chairman of the Board of Directors

Born 11 June 1943, resident in Prague.

Chairman of the Board of Directors since 5 October 2001. Graduate of the Faculty of Public Law, Paris, and of the Institute for Political Sciences, Grenoble. He joined Société Générale in 1968; he first worked in General Inspection, later as an attaché of the Financial Directorate, between 1973 and 1976 he was the Deputy Managing Director of an SG branch in Tokyo, between 1976 and 1977 he managed operations in Latin America. From 1978 until 1980 he was the Managing Director of Korean French Banking Corporation in Seoul. In 1980 – 1984, he was Managing Director of Société Générale, Athens, in 1984 – 1987 he was the Deputy CEO of Société Générale, UK and in 1987 – 1990 a Director of the Société Générale Banking Group, Bordeaux. From 1990 until 1995, he was the Société Générale Regional Manager for western France and from 1996 until he was elected a member of the Komerční banka, a. s. Board of Directors he was the Acting Director of the Société Générale Distribution Channels in France. Since 1998, he has also been a member of the General Management Committee of the Société Générale Group.

Guy Poupet

Vice-Chairman of the Board of Directors

Born 5 January 1952, resident in Prague.

A member of the Board of Directors since 25 June 2002. Graduate of the Institute for Political Sciences in Paris, Public Law Licenciate of the University of Paris and the Centre of European Community Studies of the University of Paris. He joined Société Générale in 1975, first worked from 1975 to 1983 in General Inspection. Later, between 1983 and 1987 he was the Deputy Managing Director of Groupe du Havre. From 1987 to 1992 he was the Deputy CEO in Banco Supervielle Société Générale, Argentina. Between 1992 and 1994 a member of the Executive Board and the CEO of Société Générale de Banques, Senegal, and from 1995 to 1998 he managed an information technology project in international management. From 1998 until he was elected a member of the Komerční banka, a. s. Board of Directors, he was the Director of the Securities Services Management. In October 2002 he was elected Vice-Chairman of the Board of Directors of Komerční banka, a. s.

Olivier Flourens

Member of the Board of Directors

Born 1 July 1959, resident in Prague.

Member of the Board of Directors since 1 February 2003. Graduate of the French Business School H.E.C. His career is connected with Société Générale where he has been working since June 1984. Soon after joining SG he started to work in General Inspection, first as an internal auditor and from June 1991 as one of its managers. From April 1995 to March 1998 he was managing director of Société Générale Bank & Trust Luxembourg in charge of commercial and capital market activities. In April 1998 he became chief executive of the SG branch in Milan and was responsible for all the activities of Investment Banking in Italy. From July to October 2002 he was the head of the Société Générale Investment Banking commercial loans portfolio management project. From October until the end of 2002 he was a member of the management team of the

Risk Department at SG Paris. Since January 2003 he has worked for Komerční banka and has been Head of Group Risk since 1 February 2003.

Peter Palečka

Member of the Board of Directors

Born 3 November 1959, resident in Černošice.

Member of the Board of Directors since 5 October 2001. Graduate of the University of Economics, Bratislava. From 1982 to 1988, he worked in foreign trade enterprises. Between 1989 and 1992, he worked at the Federal Ministry of Foreign Trade of the Czech and Slovak Federative Republic. Between 1992 and 1994, he was the Permanent Representative of the Czech and Slovak Federative Republic, and the Czech Republic respectively, to GATT, and from 1995 to 1998 he was the Permanent Representative of the Czech Republic to the World Trade Organisation. He joined Komerčni banka, a.s. in 1998 as the Director for Strategy. In October 1999 he was elected a member and in April 2000 Vice-Chairman of the Komerční banka, a. s. Board of Directors. On 5 October 2001 he resigned from this position and was re-elected on 5 October 2001 as a member and Vice-Chairman of the Board of Directors. At present, he is a member of the Board of Directors and Corporate Secretary.

Matúš Púll

Member of the Board of Directors

Born 25 June 1949, resident in Vrané nad Vltavou.

Member of the Board of Directors since 5 October 2001. Graduate of the University of Economics, Prague. In the period between 1972 – 1977, he worked for Fincom, a. s., Praha, a foreign trade company. Between 1977 and 1982, he worked at the Head Office of the State Bank of Czechoslovakia. From 1982 to 1995 he managed the Société Générale office in Prague. From 1991 until he was elected a member of the Komerční banka, a. s. Board of Directors, he was a member of the executive management of Société Générale Komerční banka, later Société Générale banka and Société Générale, Prague branch, respectively.

Philippe Rucheton

Member of the Board of Directors

Born 9 September 1948, resident in Prague.

Member of the Board of Directors since 2 May 2002. Graduate of the High Military-Technical College Ecole Polytechnique, Institut Supérieur des Affaires and of the Pahtheón Sorbonne University. From 1972 to 1980 he worked as an adviser and senior manager in the banking operation of the BRED Group, from 1980 to 1988 in Louis-Dreyfus Bank. Between 1988 and 1995 he was the CFO and Deputy CEO of SG Europe Computer Systemes, a SG subsidiary. From 1995 until he was elected a member of the Komerční banka, a. s., Board of Directors, he worked for Société Générale as Director of Assets and Liabilities Management.

Personnel changes in the Board of Directors during 2003 and 2004 prior to the publication of the Annual Report:
Patrice Cheroutre, Member of the Board of Directors and Executive Director, Risk Management (until 31 January 2003)

Directors Committee

The Directors Committee is a body negotiating the strategy and all relevant matters relating to everyday banking business unless they fall within the range of powers of the Board of Directors, the Supervisory Board, or the General Meeting of the Bank. The Directors Committee has replaced the Executive Committee, which terminated its activity based on amendments to the Bank's Articles of Association approved by the Annual General Meeting on 19 June 2003.

The Directors Committee takes three different configurations:

- Enlarged Directors Committee
- Retail Directors Committee
- Corporate and Investment Directors Committee.

The Directors Committee was established by the Board of Directors; its members are appointed by the Chairman of the Board of Directors and Chief Executive Officer. As at 31 December 2003, the committee consisted of the following members:

Alexis Juan, Chairman of the Board of Directors and Chief Executive Officer

Guy Poupet, Vice-Chairman of the Board of Directors and Deputy Chief Executive Officer

Olivier Flourens, Member of the Board of Directors and Executive Director, Risk Management

Peter Palečka, Member of the Board of Directors and Executive Director, Corporate Secretary

Matúš Púll, Member of the Board of Directors and Executive Director, Corporate Banking

Philippe Rucheton, Member of the Board of Directors and Executive Director, Strategy & Finance

Miloš Adámek, Executive Director, Communication

Martin Čejka, Executive Director, Internal Audit & Control

Michel Fenot, Executive Director, Distribution Channels

André Léger, Executive Director, Marketing

Jitka Pantůčková, Executive Director, Operations

Christian Rouso, Executive Director, Information Technology

Otakar Smolík, Executive Director, Support Services

Marek Stefanowicz, Executive Director, Capital Markets & Corporate Finance

Karel Vašák, Executive Director, Human Resources

Pavel Čejka, Director, Strategy & Finance, Member of the Directors Committee (since 1 July 2003)

Philippe Delacarte, Director, Medium Enterprises & Municipalities, Member of the Directors Committee

Pascal Dupont, Director, Risk Management, Member of the Directors Committee

Jan Kubálek, Director, Rennaisance Programme Manager, Member of the Directors Committee

Jan Pokorný, Director, Distribution Network, Member of the Directors Committee

---

Personnel changes in the Directors Committee during 2003 and 2004 prior to the publication of the Annual Report:

Michel Fenot, Executive Director, Distribution Channels (until 31 March 2004)

Jan Pokorný, Executive Director, Distribution Channels (since 1 April 2004)

Otakar Smolík, Executive Director, Support Services (until 31 March 2004)

Petr Kalina, Executive Director, Support Services (since 1 April 2004)

Supervisory Board

Didier Alix, Chairman of the Supervisory Board (since 8 October 2001)

Jean-Louis Mattei, Vice-Chairman of the Supervisory Board (since 8 October 2001)

Séverin Cabannes, Member of the Supervisory Board (since 8 October 2001)

Jan Juchelka, Member of the Supervisory Board (*from* 31 May 1999 until 8 October 2001; re-elected 8 October 2001)

Pavel Krejčí *, Member of the Supervisory Board (since 27 May 2001)

Jan Kučera *, Member of the Supervisory Board (since 27 May 2001)

Petr Laube, Member of the Supervisory Board (since 8 October 2001)

Christian Poirier, Member of the Supervisory Board (since 8 October 2001)

Miroslava Šmídová *, Member of the Supervisory Board (since 27 May 2001)

* elected by KB employees

Organisational Chart

as at 31 December 2003


Chairman of the Board of Directors & CEO
CEO Office
Internal Audit and Control
Communication
Strategy and Finance
Corporate Secretary
Risk Management
Human Resources
Vice Chairman of the Board of Directors & Deputy CEO
Operations
Information Technology
Support Services
Retail Banking
Marketing
Distribution Channels
Corporate and Investment Banking
Corporate Banking
Investment Banking

SHAREHOLDERS

Shareholder Structure

Major shareholders of Komerční banka, a. s. with over 5% of the share capital as at 31 December 2003

Shareholder	Proportion of share capital
Société Générale S. A.	60.35%
The Bank of New York ADR Department	5.48%

Of the Bank's total share capital, i.e. CZK 19,004,926,000 (38,009,852 shares with a nominal value of CZK 500 each), Société Générale S.A. holds 60.35%.

The Bank of New York ADR Department is, with the permission of the Czech National Bank, the holder of those shares for which Global Depository Receipts (GDRs) were issued and which are in the possession of a significant number of foreign investors. The shares in the administration of The Bank of New York ADR Department make up 5.48% of the Bank's share capital.

At the end of 2003, the number of shareholders comprised 48,405 corporate entities and private individuals.

Shareholder Structure of Komerční banka

(According to the excerpt from the issuers' register taken from the Securities Register Prague as at 31 December 2003)

	Number of shareholders	Proportion of number of shareholders (%)	Proportion of share capital (%)
Number of shareholders	**48,405**	**100.00**	**100.00**
- of which: corporate entities	244	0.50	90.35
private individuals	48,058	99.28	3.20
unidentified shareholder accounts registered	103	0.22	6.45
Corporate entities	**244**	**100.00**	**90.35**
- of which: from the Czech Republic	149	60.07	2.61
from other countries	95	38.93	87.74
Private individuals	**48,058**	**100.00**	**3.20**
- of which: from the Czech Republic	43,337	90.18	3.07
from other countries	4,721	9.82	0.13

Major Decisions and Results of the General Meeting of Komerční banka, a. s., Held in 2003

On 19 June 2003, the Annual General Meeting of Komerční banka, a. s., was held. Shareholders approved the financial statements of the Bank for 2002, resolved to distribute the profit for 2002 in the amount of CZK 9,229 million and resolved to pay out a dividend of CZK 40.00 before tax per share. The Annual General Meeting also approved:

- the Board of Director's Report on the business activities of the Bank and the state of its assets for 2002,
- the consolidated financial statements for 2002,
- an amendment to the Bank's Articles of Association,
- emoluments for members of the Bank's statutory bodies.

REPORT BY THE SUPERVISORY BOARD

Throughout 2003, the Supervisory Board carried out the tasks as defined by law and the Articles of Association of the company limited by shares. It performed its supervisory functions with regard to the Bank's activities and passed its opinions to the Board of Directors.

Having checked the Bank's financial statements for the period from 1 January 2003 to 31 December 2003, and on the basis of the report of the external auditor, the Supervisory Board reports that the accounts were maintained in a transparent manner and in accordance with generally binding regulations providing for banks book-keeping and with the Bank's own Articles of Association, and present a full and accurate picture of the Bank's financial situation

Deloitte & Touche performed an audit of the Bank's financial statements:

- Under current Czech Accounting Standards which declared that assets and liabilities and the financial result as of 31 December 2003 were fairly and correctly stated. The report was unqualified.
- Under International Financial Reporting Standards. The report was also unqualified.

The Supervisory Board recommends that the general meeting approve the financial statements for the year 2003 as proposed by the Board of Directors of the Bank.

The Supervisory Board checked the Report on relations between related persons in 2003 drawn up under S. 66a (9) of the Commercial Code and states that during the accounting period from 1 January 2003 to 31 December 2003 Komerční banka, a. s., did not suffer any harm.

Prague, Czech Republic
26 March 2004

On behalf of the Supervisory Board of Komerční banka, a. s.:

....

Didier A L I X

Chairman

AUDITORS' REPORT FOR SHAREHOLDERS OF KOMERČNÍ BANKA

We have audited the financial statements of Komerční banka, a. s. for the year ended 31 December 2003 as follows:

- Unconsolidated financial statements prepared in accordance with the Act on Accounting No. 563/1991 Coll., and applicable Czech regulations, which are included in this annual report on pages 48 to 103;
- Consolidated financial statements prepared in accordance with International Financial Reporting Standards which are included in this annual report on pages 108 to 162;
- Unconsolidated financial statements prepared in accordance with International Financial Reporting Standards, from which the summarised financial statements included in this annual report on pages 104 to 107 were derived;

The summarised unconsolidated financial statements prepared in accordance with International Financial Reporting Standards included in this annual report were derived from the audited unconsolidated financial statements, on which we issued unqualified audit opinion dated 18 March 2004. In our opinion, these summarised financial statements are consistent, in all material respects, with the audited financial statements.

For a better understanding of the financial position of Komerční banka, a.s. and the results of its operations for the period and of the scope of our audit, the summarised financial statements should be read in conjunction with the consolidated financial statements from which the summarised financial statements were derived and our audit report thereon.

We have reviewed the factual accuracy of information included in the Report on Transactions with Related Parties included in this annual report on pages 173 to 177. This report is the responsibility of the Company's Board of Directors. Based on our review nothing has come to our attention that indicates that there are material factual inaccuracies in the information contained in the report.

We have also read other financial information included in this annual report for consistency with the audited financial statements. The responsibility for the completeness and correctness of the annual report rests with the Company's Board of Directors. In our opinion, this information is consistent, in all material respects, with the audited financial statements.

Prague, 26 April 2004

Audit firm:

Deloitte & Touche spol. s r. o.

Certificate no. 79

Represented by:

Frederic Maziere, with power of attorney

Statutory auditor:

Michal Petrman

Certificate no. 1105

SWORN STATEMENT

Komerční banka, a. s., hereby declares that all information and data contained in this annual report are accurate and correct. It further confirms that this document contains all facts that may be important for decisions taken by investors.

Komerční banka, a. s., also declares that as at the date on which the annual report was compiled no negative changes had occurred in the financial situation, nor there were any other changes which might have affected the accurate and correct assessment of the Bank's financial situation.

Prague, 30 April 2004

Signed on behalf of the Board of Directors:

Alexis Juan
Chairman of the Board of Directors and CEO

Philippe Rucheton
Member of the Board of Directors and CFO

Unconsolidated Financial Statements under CAS

As of 31 December 2003

Auditor's Report to the Shareholders of Komerční banka, a.s.

We have audited the accompanying financial statements of Komerční banka, a.s. for the year ended 31 December 2003. These financial statements are the responsibility of the Bank's Board of Directors. Our responsibility is to express an opinion on the financial statements, taken as a whole, based on our audit.

We conducted our audit in accordance with the Act on Auditors and the auditing standards issued by the Chamber of Auditors of the Czech Republic. Those standards require that we plan and conduct the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, the accounting records and other evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Bank in the preparation of the financial statements, as well as evaluation of the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion on the financial statements.

In our opinion, the financial statements give a true and fair view, in all material respects, of the assets, liabilities, equity and financial position of Komerční banka, a.s. as of 31 December 2003 and of the results of its operations for the year then ended in accordance with the Accounting Act and applicable Czech regulations.

Prague, 18 March 2004

Audit firm:

Deloitte & Touche spol. s r.o.

Certificate no. 79

Statutory auditor:

Michal Petrman

Certificate no. 1105

Unconsolidated Profit and Loss Statement For the Year Ended 31 December 2003

Komerční banka, a.s.

CZK mil.

Item no.		Note	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
1.	Interest income and similar income	4	20,085	25,457	28,687
	of which: interest income from debt securities		1,732	1,922	2,805
2.	Interest expense and similar expense	4	(8,123)	(12,843)	(15,122)
	of which: interest expense from debt securities		(1,735)	(2,176)	(2,461)
3.	Income from shares and equity investments		288	220	222
(a)	Income from equity investments in associates		212	93	139
(b)	Income from equity investments from subsidiaries		41	89	83
(c)	Income from other shares and equity investments		35	38	0
4.	Commission and fee income	5	7,349	6,755	6,487
5.	Commission and fee expense	5	(1,569)	(523)	(505)
6.	Net profit or loss on financial operations	6	2,612	2,711	1,691
7.	Other operating income	7	3,346	2,511	1,664
8.	Other operating expenses	7	(918)	(1,272)	(1,723)
9.	Administrative expenses	8	(9,202)	(10,433)	(10,343)
(a)	Staff costs		(4,784)	(5,003)	(5,937)
(aa)	Wages and salaries		(3,470)	(3,717)	(4,564)
(ab)	Social security and health insurance		(1,220)	(1,241)	(1,306)
(ac)	Other staff costs		(94)	(45)	(67)
(b)	Other administrative costs		(4,418)	(5,430)	(4,406)
10.	Release of reserves and provisions for tangible and intangible fixed assets	9	294	907	353
11.	Depreciation/amortisation, charge for and use of reserves and provisions for tangible and intangible fixed assets	9	(1,614)	(2,052)	(3,309)
12.	Release of provisions and reserves for receivables and guarantees, recoveries of receivables previously written off	9	6,229	9,876	7,612
13.	Write-offs, charge for and use of provisions and reserves for receivables and guarantees	9	(5,640)	(8,704)	(11,991)
14.	Release of provisions for equity investments in subsidiaries and associates	9	24	69	178
15.	Loss on the transfer of equity investments in subsidiaries and associates, charge for and use of provisions for equity investments in subsidiaries and associates	9	(92)	(490)	(396)
16.	Release of other reserves	9	1,150	689	2,510
17.	Charge for and use of other reserves	9	(903)	(1,516)	(2,628)
18.	Share of profits/(losses) of subsidiaries and associates	9	0	0	0
19.	Profit/(loss) for the period from ordinary activities before taxes		13,316	11,362	3,387
20.	Extraordinary income	10	10	2,497	0
21.	Extraordinary expenses	10	0	(1,984)	0
22.	Profit/(loss) for the period from extraordinary activities before taxes		10	513	0
23.	Income tax	11	(4,016)	(2,646)	(763)
24.	Net profit/(loss) for the period		9,310	9,229	2,624

Unconsolidated Balance Sheet as of 31 December 2003 Komerční banka, a. s.

ASSETS

CZK mil.

Item no.		Note	31 December 2003 Gross	Adjustment	Net	31 December 2002	31 December 2001
1.	Cash in hand, balances with central banks	12	11,750	0	11,750	13,359	17,260
2.	State zero-coupon bonds and other securities eligible for refinancing with the CNB		32,701	0	32,701	14,214	7,152
(a)	State securities		32,701	0	32,701	14,214	7,152
(b)	Other		0	0	0	0	0
3.	Amounts due from banks and savings associations	13	201,783	15	201,768	200,272	156,875
(a)	Repayable on demand		2,293	0	2,293	5,983	215
(b)	Other receivables		199,490	15	199,475	194,289	156,660
4.	Amounts due from customers and members of savings associations	14	165,533	5,384	160,149	163,806	193,774
(a)	Repayable on demand		2,248	0	2,248	2,444	1,927
(b)	Other receivables		163,285	5,384	157,901	161,362	191,847
5.	Debt securities	15	15,510	0	15,510	19,667	26,989
(a)	Issued by state institutions		2,266	0	2,266	838	1,897
(b)	Issued by other entities		13,244	0	13,244	18,829	25,092
6.	Shares, participation certificates and other holdings	15	233	0	233	2,262	4,326
7.	Equity holdings in associates	16	220	0	220	335	335
	of which: in banks		220	0	220	220	220
8.	Equity holdings in subsidiaries	16	2,444	1,240	1,204	1,253	888
	of which: in banks		433	0	433	413	411
9.	Intangible fixed assets	17	4,536	2,569	1,967	1,097	1,124
	of which: incorporation costs		0	0	0	0	0
	goodwill		0	0	0	0	0
10.	Tangible fixed assets	17	20,867	11,175	9,692	9,486	10,138
	of which: land and buildings for operating activities		11,688	4,202	7,486	7,581	7,697
11.	Other assets	18	15,601	297	15,304	19,421	9,865
12.	Receivables from shareholders and partners		0	0	0	0	0
13.	Prepayments and accrued income	18	899	0	899	810	933
14.	TOTAL ASSETS		472,077	20,680	451,397	445,982	429,659

Unconsolidated Balance Sheet as of 31 December 2003 Komerční banka, a. s.

LIABILITIES

CZK mil.

Item no.		Note	31 December 2003	31 December 2002	31 December 2001
1.	**Amounts owed to banks, savings associations**	19	18,652	22,288	29,131
(a)	Repayable on demand		8,344	6,587	3,553
(b)	Other payables		10,308	15,701	25,578
2.	**Amounts owed to customers, members of savings associations**	20	315,808	305,788	289,637
(a)	Repayable on demand		203,894	172,474	147,276
(b)	Other payables		111,914	133,314	142,361
3.	**Payables from debt securities**	21	55,406	53 905	59,427
(a)	Issued debt securities		55,046	53,593	59,427
(b)	Other payables from debt securities		360	312	0
4.	Other liabilities	22	7,060	13,455	8,632
5.	**Deferred income and accrued expenses**	22	5,884	29	225
6.	Reserves	9	8,168	10,613	11,606
(a)	For pensions and similar liabilities		0	0	0
(b)	For taxes		1,452	0	0
(c)	Other		6,716	10,613	11,606
7.	**Subordinated liabilities**	23	0	6,100	7,333
8.	**Share capital**	24	18,952	18,982	18,826
	of which: share capital paid up		19,005	19,005	19,005
	treasury shares		(53)	(23)	(179)
9.	**Share premium**	24	117	125	0
10.	**Reserve funds and other funds from profit**		1,652	1,193	1,011
(a)	Mandatory reserve funds and risk funds		1,151	689	737
(b)	Other reserve funds		387	388	209
(c)	Other funds from profit		114	116	65
11.	**Revaluation reserve**		0	0	0
12.	**Capital funds**		0	0	0
13.	**Gains or losses from revaluation**	26	1,294	2,344	1,207
(a)	of assets and liabilities		0	0	0
(b)	hedging derivatives		1,328	2,398	1,263
(c)	re-translation of equity holdings		(34)	(54)	(56)
14.	**Retained earnings or accumulated losses brought forward**	25	9,094	1,931	0
15.	Profit/(loss) for the period		9,310	9,229	2,624
16.	**TOTAL LIABILITIES**		451,397	445,982	429,659

Unconsolidated Off Balance Sheet Accounts as of 31 December 2003

Komerční banka, a. s.

CZK mil.

Item no.		Note	31 December 2003	31 December 2002	31 December 2001
1.	Issued commitments and guarantees	27	90,623	97,105	50,958
2.	Provided collateral	27	0	0	0
3.	Amounts due from spot transactions	27	5,394	2,881	1,985
4.	Amounts due from term transactions	27	390,233	389,300	375,276
5.	Amounts due from option transactions	27	8,531	24,809	27,123
6.	Receivables written off	27	9,580	16.788	18,632
7.	Assets provided into custody, administration and safe-keeping	27	61	30	5,018
8.	Assets provided for management	27	0	0	0
9.	Accepted commitments and guarantees	27	79,164	97,009	115,543
10.	Received collateral	27	311,547	316,384	305,898
11.	Amounts owed from spot transactions	27	5,393	2,882	1,987
12.	Amounts owed from term transactions	27	387,750	385,891	373,672
13.	Amounts owed from option transactions	27	8,531	24,809	27,123
14.	Assets received into custody, administration and safe-keeping	27	36,478	30,544	14,381
15.	Assets received for management	27	2,884	2,400	0

Statement of Changes in Equity for the Year Ended 31 December 2003

Komerční banka, a. s.

CZK mil.

	Share capital	Treasury shares	Share premium	Reserve funds	Capital funds	Valuation gains or losses	Profit/ (loss)	Total
Balance at 1 January 2001	19,005	(6)	0	1,184	0	0	(149)	20,034
Change of accounting policies								
Corrections of fundamental errors								
FX gains and losses from revaluation not include in profit/(loss)						1,207		1,207
Net profit/(loss) for the period							2,624	2,624
Dividends								
Transfers to funds								
Use of funds				(173)			149	(24)
Share issues								
Share capital decrease								
Acquisition of treasury shares		(173)						(173)
Other changes								
Balance at 31 December 2001	19,005	(179)	0	1,011	0	1,207	2,624	23,668
Balance at 1 January 2002	19,005	(179)	0	1,011	0	1,207	2 ,24	23,668
Change of accounting policies								
Corrections of fundamental errors								
FX gains and losses from revaluation not include in profit/(loss)						1,137		1,137
Net profit/(loss) for the period							9,229	9,229
Dividends							(437)	(437)
Transfers to funds				255			(255)	
Use of funds				(73)				(73)
Share issues								
Share capital decrease								
Acquisition of treasury shares		156	124					280
Other changes								
Balance at 31 December 2002	19,005	(23)	124	1,193	0	2,344	11,161	33,804
Balance at 1 January 2003	19,005	(23)	124	1,193	0	2,344	11,161	33,804
Change of accounting policies								
Corrections of fundamental errors								
FX gains and losses from revaluation not include in profit/(loss)						(1,050)		(1,050)
Net profit/(loss) for the period							9,310	9,310
Dividends			(2)				(1,518)	(1,520)
Transfers to funds				549			(549)	
Use of funds				(90)				(90)
Share issues								
Share capital decrease								
Acquisition of treasury shares		(30)	(5)					(35)
Other changes								
Balance at 31 December 2003	19,005	(53)	117	1,652	0	1,294	18,404	40,419

These financial statements were approved by the Board of Directors on 18 March 2004.

Signed on behalf of the Board of Directors:

Alexis Juan
Chairman of the Board of Directors and CEO

Philippe Rucheton
Member of the Board of Directors and CFO

Notes to the Unconsolidated Financial Statements

Year Ended 31 December 2003

1 *Principal activities*

Komerční banka, a. s. (henceforth the "Bank") is incorporated in the Czech Republic as a joint stock company. The principal activities of the Bank are as follows:

I. Providing loans, advances and guarantees in Czech Crowns and foreign currencies;

II. Acceptance and placement of deposits in Czech Crowns and foreign currencies;

III. Providing current and term deposit accounts in Czech Crowns and foreign currencies;

IV. Providing banking services through an extensive branch network in the Czech Republic;

V. Treasury operations in the interbank market;

VI. Servicing foreign trade transactions; and

VII. Investment banking.

The registered office address of the Bank is Na Příkopě 33/969, 114 07 Prague 1. The Bank has operations in the Czech Republic and Slovakia through its subsidiary Komerční banka Bratislava, a.s.

The Bank's ordinary shares are publicly traded on the Prague Stock Exchange. Société Générale is the Bank's majority shareholder, holding 60.35 percent (2002: 60.35 percent) of the Bank's issued share capital.

2 *Events for the year ended 31 December 2003*

Dividends declared in respect of the year ended 31 December 2002

At the General Meeting held on 19 June 2003, the shareholders approved a dividend for the year ended 31 December 2002 of CZK 40 per share before tax. The dividend was declared in the aggregate amount of CZK 1,520 million in respect of the total net profit of CZK 9,229 million under Czech Accounting Standards for that year.

Sale of a portfolio of non-performing loans

The Bank entered into a framework agreement for the sale of a portfolio of non-performing loans with the GE Capital Group ("GE") on 29 November 2002.

Pursuant to the framework agreement and a subsequent amendment thereto, non-performing loans with an aggregate nominal value of CZK 15,545 million were assigned for consideration of CZK 2,655 million (including loan exposures and receivables fully written off in prior years) during the first half of 2003.

The non-performing loans with a nominal value of CZK 15,545 million consist of the following amounts:

- Exposures of CZK 4,217 million covered by the State Guarantee;
- Other exposures of CZK 4,915 million; and
- Loans written off in prior years of CZK 6,413 million.

During the course of the assignment of the loans and settlement of the payment, insignificant departures from the original scope of the transaction were made pursuant to the provisions of the agreement.

The Bank reflected the impact of the sale of the portfolio of non-performing loans in its financial statements for the year ended 31 December 2002 according to the economic substance of the

transaction. The sold loans were retained within the Bank's assets and were remeasured on the basis of the selling prices negotiated with GE. In the first half of 2003, the sold loans were removed from the Bank's balance sheet on the date of their assignment to GE. The aggregate impact of the assignment of loans to GE on the profit and loss statement during 2003 was immaterial.

State guarantee covering losses on the Bank's risk assets

On 29 December 2000, pursuant to the Public Support Act 59/2000 Coll., the Bank entered into an agreement with Konsolidační banka Praha, s.p.ú. under which Konsolidační banka guaranteed a defined portfolio of classified on and off balance sheet exposures. The guarantee has applied to the net book values as of 31 December 2000. The period for determining the level of the pay-out under the guarantee matured as of 31 December 2003 and payments of realised losses will be settled through mid-2004.

Under the agreement, the Bank provided regular quarterly reports to Česká konsolidační agentura (formerly Konsolidační banka) on the administration of the assets and the expected losses on the guaranteed pool of exposures.

The aggregate declared losses incurred on the guaranteed portfolio amounted to CZK 5,370 million at the end of 2003, of which five percent represents the Bank's participation and is provisioned, and Česká konsolidační agentura is to be required to pay CZK 5,102 million. In accordance with the agreement, Česká konsolidační agentura provided the Bank with an up-front payment of CZK 5,862 million at the end of 2003 to be used to settle the amount arising from the state guarantee in 2004.

The European Commission has assessed the state guarantee pursuant to EU rules on state aid. The European Commission has issued a decision that the state guarantee provided to the Bank was compliant with EU rules on state aid. This decision is effective even if the settlement of the state guarantee is made subsequent to the date of EU accession.

Changes in the Bank's Financial Group

In June 2003, the Bank sold its 100 percent equity interest in Reflexim, a.s. In the same month, the Bank also disposed of its 50 percent shareholding in CAC Leasing, a.s. and 10 percent shareholding in CAC Leasing Slovakia. The Bank made aggregate pre-tax gains of CZK 783 million on the sale of these shareholdings.

In September 2003, the Bank entered into an agreement to increase the share capital of Franfinance Consumer Credit, s.r.o., from CZK 120 million to CZK 245 million and became the majority shareholder of the entity owning 51 percent of its issued share capital. Given that the share capital increase was not registered in the Register of Companies as of 31 December 2003, the Bank does not report the equity investment in Franfinance Consumer Credit, s.r.o. in its financial statements for the year ended 31 December 2003. The share capital increase was registered and the result of the transaction was recognised in the Bank's books in February 2004. Franfinance Consumer Credit, s.r.o. acquired 100 percent of the issued share capital of Essox, a.s. in December 2003. This transaction was settled in 2003.

3 *Principal accounting policies*

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(A) Basis of accounting

The financial statements for the year ended 31 December 2003 are based on the Bank's accounting records which are maintained in accordance with the Accounting Act 563/1991 Coll. and relevant regulations, guidance and notices, specifically the Notice of the Czech Finance Ministry no. 501/2002 Coll., which provides implementation guidance on certain provisions of the Accounting Act 563/1991 Coll., as amended. The Notice sets out the classification and identification of the components of financial statements and consolidated financial statements and defines the economic substance of financial statement components, guiding chart of accounts, accounting policies and their adoption.

methods of consolidating financial statements and policies to be followed in including entities in consolidated accounts.

The financial statements are prepared on the accruals basis of accounting whereby the effects of transactions and other events are recognised when they occur and are reported in the financial statements of the periods to which they relate. The financial statements are prepared under the *historical cost convention, as modified by the remeasurement of financial instruments held for trading* and available for sale to fair value. Assets that are not remeasured to fair value and suffered an impairment are stated at net recoverable amount.

The financial statements are prepared in accordance with the Notice of the Czech Finance Ministry no. 501/2002 dated 6 November 2002, *under which comparative figures for the previous two financial* reporting periods are reported reflecting the conditions that exist in the period for which the financial statements are prepared. As such, the Bank has restated the amounts reported for the previous two periods and the presented figures are not necessarily consistent with the balances and amounts presented in the financial statements for the prior periods.

The presentation of financial statements requires management of the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date of the financial statements and their reported amounts of revenues and expenses during the reporting period. These estimates are based on the information available as of the date of the financial statements and actual results could differ from those estimates.

These financial statements reflect only the results of operations of the Bank and do not reflect the performance of the Bank's subsidiary and associated undertakings, a listing of which can be found at Note 16 to these financial statements. The Bank has also prepared consolidated financial statements under International Financial Reporting Standards which show the consolidated results of the Group.

The reporting currency used in the financial statements is the Czech Crown ('CZK') with accuracy to CZK million, unless indicated otherwise.

(B) Equity investments in subsidiaries and associates

Subsidiary undertakings are those companies in which the Bank, directly or indirectly, has an interest of more than one half of the share capital or otherwise has power to exercise control over the operations of the entity. Associated undertakings are those companies in which the Bank, directly or indirectly, holds 20 - 50 percent of the entity's issued share capital.

The Bank's investments in subsidiary and associated undertakings are recognised at cost less any provisions. Investments, in which the Bank, directly or indirectly, has an equity interest less than 20 percent, are reported as '*Shares, participation certificates and other holdings* ' and are carried on the same basis as securities available for sale.

Dividends are recorded as declared and included as a receivable in the balance sheet line '*Prepayments and accrued income*' and in '*Income from shares and equity investments*' in the profit and loss statement. Upon payment of the dividend, the receivable is offset against the collected cash.

Provisions against equity investments are established as equal to the excess of cost over the Bank's share of the entity's equity balance.

Gains and losses arising from the re-translation of equity investments denominated in foreign currencies are reported on the face of the balance sheet as a component of equity within '*Gains or losses from revaluation*' and are recognised through the profit and loss statement only after the relevant investments are sold.

(C) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Czech Crowns and reported in the financial statements at the exchange rate declared by the Czech National Bank ('CNB') prevailing as of the balance sheet date. Income and expenses denominated in foreign currencies are recorded in Czech Crowns in the underlying accounting system of the Bank and are therefore reported

in the financial statements as re-translated at the official exchange rate prevailing as of the date of the transaction. All gains and losses arising from movements in exchange rates are recognised in *'Net profit or loss on financial operations.'*

Gains or losses on the revaluation of equity investments denominated in foreign currencies are recorded on the balance sheet as a component of *'Gains or losses from revaluation'*.

(D) Amounts due from banks and customers

Loans originated by the Bank by providing money directly to a borrower are categorised as loans originated by the Bank and are carried at amortised cost. All loans and advances are recognised when cash is advanced to borrowers.

Loans and advances to customers and financial institutions are stated net of provisions for loan losses.
Further details about provisioning are set out in Note 27 to these financial statements.

The Bank charges penalty interest to borrowers when a portion of the loan falls overdue. Pursuant to the Bank's policies, penalty interest is not covered by the collateral set aside against the loan of the borrower. Penalty interest is accounted for on a cash basis in *'Interest income.'*

The Bank writes off loss loans when clients are unable to fulfil their obligations to the Bank in respect of these loans. The loan is written off against the related provision for loan impairment. Subsequent recoveries are credited to the profit and loss statement in *'Release of provisions and reserves for receivables and guarantees, recoveries of receivables previously written off'* if previously written off.

(E) Securities

Securities held by the Bank are categorised into portfolios in accordance with the Bank's intent on the acquisition of the securities and pursuant to the Bank's security investment strategy. The Bank has classified securities as 'Trading securities', 'Available for sale' and 'Held to maturity.' With effect from 2002, the Bank has also carried securities in the category 'Acquired under initial offerings not designated for trading' which are reported together with receivables. The principal difference among the portfolios relates to the measurement approach to securities and the recognition of their fair values in the financial statements.

All securities held by the Bank are recognised using settlement date accounting and are measured at cost which, for coupon bonds, includes amortised cost, accrued coupon and an element of direct transaction costs associated to the acquisition of securities. All purchases and sales of securities that do not meet the 'regular way' settlement criterion are treated as financial derivatives and are recognised on the face of the balance sheet upon settlement in fair value. The cost of debt securities is increased to reflect the accrued interest income using the effective interest rate method. Interest income includes the accrued coupon and the accrued difference between the nominal value of the security and its cost.

Dividend income arising from securities is recorded as the dividends are declared and is included as a receivable in the balance sheet line *'Prepayments and accrued income'* and in *'Income from shares and equity investments'* in the profit and loss statement. Upon receipt of the dividend, the receivable is offset against the collected cash.

Transactions with treasury shares (equity instrument) have a direct impact on the Bank's equity.

Trading securities

Securities held for trading are financial assets (equity and debt securities, treasury bills, bills of exchange and participation certificates) acquired by the Bank for the purpose of generating a profit from short-term fluctuations in prices. Subsequent to the initial recognition, these securities are accounted for and stated at fair value which approximates the price quoted on recognised stock exchanges or any other public securities markets as appropriate.

Unrealised gains and losses arising from the fair value remeasurement of securities as well as realised gains and losses are recognised as income in the profit and loss statement line '*Net profit or loss on financial operations.*'

All purchases and sales of securities held for trading that require delivery within the time frame established by regulation or market convention ('regular way' purchases and sales) are recognised as spot transactions. Transactions that do not meet the 'regular way' settlement criterion are treated as financial derivatives.

Investments held to maturity

Investments held to maturity are financial assets with fixed maturities that the Bank has the positive intent and ability to hold to maturity. The Bank carries debt securities in the held-to-maturity portfolio. Held to maturity investments are carried at amortised cost using the effective yield method.

The Bank assesses on a regular basis whether there is any objective evidence that an investment held to maturity may be impaired. A financial asset is impaired if its carrying amount is greater than its estimated recoverable amount which is equal to the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. The amount of the impairment loss for assets carried at amortised cost is calculated as the difference between the asset's carrying amount and its recoverable amount. When an impairment of assets is identified, the Bank recognises provisions through the profit and loss statement line '*Net profit or loss on financial operations*'.

Securities acquired under initial offerings not designated for trading

Securities acquired under initial offerings not designated for trading are financial assets that have originated as a result of the provision of cash, goods or services directly to the borrower. Securities acquired under initial offerings are valued on the same basis as investments held to maturity. These securities are reported on the balance sheet together with amounts due from banks or customers, as appropriate.

Securities available for sale

Available for sale securities are those financial assets that are not classified as financial assets held for trading, held-to-maturity investments or securities acquired under initial offerings not designated for trading. This portfolio comprises equity securities and debt securities, including asset backed securities, and participation certificates. Securities available for sale are measured on the same basis as securities held for trading.

In circumstances where the quoted market prices are not readily available, the fair value of debt securities is estimated using the present value of future cash flows and the fair value of unquoted equity instruments is estimated using applicable price/earnings or price/cashflow ratios refined to reflect the specific circumstances of the issuer. If equity securities cannot be measured using the methods referred to above or on any other valuation basis they are carried at cost.

The Bank assesses on a regular basis whether there is any objective evidence that a security carried in the available for sale portfolio may be impaired. A financial asset is impaired if its carrying amount is greater than its estimated recoverable amount which is equal to the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. The amount of the impairment loss for assets carried at amortised cost is calculated as the difference between the asset's carrying amount and its recoverable amount. When impairment of assets is identified, the Bank recognises provisions through the profit and loss statement line '*Net profit or loss on financial operations*'.

(F) Tangible and intangible fixed assets

Tangible and intangible fixed assets are stated at historical cost less accumulated depreciation together with accumulated impairment losses. Fixed assets are depreciated through the accumulated depreciation charge. Depreciation is calculated on a straight line basis to write off the cost of each

asset to their residual values over their estimated useful economic life. Land, works of art and assets in the course of construction are not depreciated.

The estimated useful economic lives in years are set out below:

Machinery and equipment, computers, vehicles	4
Fixtures, fittings and equipment	6
Energy machinery and equipment	12
Distribution equipment	20
Buildings and structures	30

Low value fixed assets costing less than CZK 40,000 in the case of tangible fixed assets and CZK 60,000 in the case of intangible fixed assets (including expenses having the nature of technical improvements) are charged to the profit and loss statement when the expenditure is incurred. Technical improvements costing greater than CZK 40,000 in respect of tangible and intangible fixed assets increase the acquisition cost of the related fixed asset. Acquisition costs of know-how greater than CZK 60,000 with an estimated useful life exceeding one year are recorded as intangible fixed assets.

The Bank periodically tests its assets for impairment. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Where assets are identified as being surplus to the Bank's requirements, management of the Bank determines a provision for an asset impairment. In respect of the assets owned by the Bank, the provision is assessed by reference to a net selling price based on third party valuation reports adjusted downwards for an estimate of associated sale costs. Leasehold assets are provisioned by reference to the net present value of future costs and the residual value of any technical improvements.

Repairs and renewals are charged directly to the profit and loss statement when the expenditure is incurred.

(G) Leases

Assets held under finance leases are not recognised on the balance sheet over the lease term. These assets are recorded in the off balance sheet records. Amounts related to fixed assets acquired under finance leases are amortised and expensed over the lease term. The future lease payments of the Bank are made by reference to the payment schedule agreed upon within the finance lease arrangement.

At present the Bank does not act as a lessor for finance leases.

(H) Provisions

Provisions are recognised, when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The Bank has carried in its balance sheet a general provision, which was established prior to 1 January 2002, for losses arising from on and off balance sheet loan exposures. Pursuant to applicable legislation (the amended Provisioning Act), the Bank will utilise or release the general provision by 31 December 2005 at no less than 25 percent on an annual basis.

In addition, the Bank has established a restructuring provision. The Bank recognises a provision for restructuring costs when it has formulated restructuring plan, and begins to implement the restructuring plan or announces its main features. Information on restructuring costs identified by the Bank is set out in Note 8.

The Bank creates areserve for the estimate of income taxes.

TO BE CONTINUED

(I) Employment benefits

The Bank provides its employees with loyalty benefits, retirement benefits and disability benefits.

The employees are entitled to claim loyalty benefits in circumstances where they are employed with the Bank for a defined period of time. The employees are entitled to receive retirement or disability benefits if they are employed by the Bank until their retirement age or are entitled to receive a disability pension and were employed with the Bank for a minimum defined period.

Estimated benefit costs are recognised on an accruals basis through a provision over the employment term using an accounting methodology that is similar to that used in respect of defined benefit pension plans. In determining the parameters of the model, the Bank refers to the most recent employee data (the length of employment with the Bank, age, gender, average salary) and estimates made on the basis of monitored historical data about the Bank's employees (expected reduction of the current staffing levels) and other estimates (the amount of bonuses, anticipated increase in salaries, estimated amount of social security and health insurance contributions, estimated discount rate).

The Bank additionally makes contributions, on behalf of its employees, to retirement pension insurance and capital life insurance schemes. The Bank recognises the costs of these contributions as incurred.

(J) Certificated debts

Certificated debts issued by the Bank are stated at amortised costs using the effective interest rate method. Interest expense arising on the issue of certificated debts is included in the profit and loss statement line 'Interest expense and similar expense.'

In the event of the repurchase of its own certificated debts the Bank derecognises these debts so as to reflect the economic substance of the transaction as a repayment of the Bank's commitment and decreases its liabilities in the balance sheet line 'Payables from debt securities'. The difference between the cost and accrued value of the issued certificate debts is included in 'Net profit or loss on financial operations'.

(K) Recognition of income and expense

Interest income and expense are recognised in the profit and loss statement for all interest bearing instruments on an accruals basis using the effective interest rate. Interest income includes coupons earned on fixed income investments and trading securities and accrued discount and premium on treasury bills and other discounted instruments. Interest on non-performing loans is recognised on a case by case basis and the Bank records a specific provision for this balance. Penalty interest is accounted for and included in interest income on a cash basis. Fees and commissions are recognised in the period to which they relate on an accruals basis.

(L) Taxation

Taxation is calculated in accordance with the provisions of the relevant legislation of the Czech Republic based on the profit or loss recognised in the profit and loss statement prepared under Czech Accounting Standards.

Deferred income tax is provided, using the balance sheet liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax is determined using tax rates effective in the periods in which the temporary tax difference is expected to be realised. The principal temporary differences arise from depreciation on property, plant and equipment, general and specific provisions for loans, and tax losses carried forward. Deferred tax assets in respect of tax losses carried forward and other temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the tax assets can be utilised.

The Bank additionally accounts for a deferred tax liability in respect of the changes of fair values of hedging financial derivatives which is recognised in the balance sheet line '*Gains or losses from revaluation of hedging derivatives.*'

(M) Sale and repurchase agreements

Securities received as collateral under reverse repo transactions are not recognised on the Bank's balance sheet and are stated at fair value in off balance sheet accounts. The off balance sheet accounts do not reflect collateral that is subject to a short sale. The reverse repo is defined as a standard reverse repurchase transaction and also as a borrowing of securities secured by the transfer of financial assets and a purchase of securities with a concurrently negotiated resale. Securities provided as collateral under repurchase transactions are retained within the portfolio in which they were carried prior to their being provided in the repurchase transaction.

In regard to the sale of a security acquired as collateral under a reverse repurchase transaction, the Bank recognises in the balance sheet an amount payable from a security which is remeasured to fair value.

(N) Derivative financial instruments and hedging

In the normal course of business, the Bank enters into contracts for derivative financial instruments which represent a financial instrument that requires a very low initial investment relative to the nominal value of the contract. The derivative financial instruments used include interest rate and currency forwards, swaps, options and securities based derivatives. These financial instruments are used by the Bank for trading and to hedge interest rate risk and currency exposures associated with its transactions in the financial markets. The Bank also acts as an intermediary provider of these instruments to certain clients.

Derivative financial instruments are initially recognised in the off balance sheet accounts at the value of the underlying instruments and subsequently are remeasured to their fair value. Fair values are obtained from quoted market prices, discounted cash flow models and options pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives are embedded in other financial instruments, such as the conversion option in a convertible bond, and are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in the profit and loss statement.

Changes in the fair value of derivatives held for trading are included in the profit and loss statement line '*Net profit or loss on financial operations.*'

On the date a derivative contract is entered into, the Bank designates certain derivatives as either (i) a hedge of the fair value of a recognised asset or liability (fair value hedge) or (ii) a hedge of a future cashflow attributable to a recognised asset or liability, a forecasted transaction or a firm commitment (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

On the date a derivative contract is entered into, the Bank designates certain derivatives as hedges which are recognised using hedging accounting rules provided that the following criteria are met:

(a) The Bank has developed a risk management strategy;

(b) At the inception of the hedge, the hedging relationship is formally documented, the documentation identifies the hedged item and the hedging instrument, defines the risk that is being hedged and the approach to establishing whether the hedge is effective;

(c) The hedge is effective, that is, if, at inception and throughout the period, changes in the fair value or cash flows of the hedged item are almost fully offset by changes in the fair value or cash flows of the hedging instrument and the results are within a range of 80 percent to 125 percent.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to the hedged risk, are recorded in the profit and loss statement along with the corresponding change in fair value of the hedged asset or liability that is attributable to the specific hedged risk. The ineffective element of the hedge is charged directly to the profit and loss statement line '*Net profit or loss on financial operations.*'

If the hedge no longer meets the criteria for hedge accounting, an adjustment to the carrying value of a hedged interest-bearing financial instrument is amortised to net profit and loss over the period to maturity.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that prove to be highly effective in relation to hedged risk, are recognised in the hedging reserve in shareholders' equity. Amounts deferred in equity are transferred to the profit and loss statement and classified as revenue or expense in the periods during which the hedged assets and liabilities affect the profit and loss statement. The ineffective element of the hedge is charged directly to the profit and loss line '*Net profit or loss on financial operations*.

Certain derivative transactions, while providing economic hedges under the Bank's risk management positions, do not qualify for hedge accounting and are therefore treated as derivatives held for trading with fair value gains and losses reported in the profit and loss statement line '*Net profit or loss on financial operations*'.

(O) Regulatory requirements

The Bank is subject to the regulatory requirements of the Czech National Bank. These regulations include limits and other restrictions pertaining to minimum capital adequacy requirements, classification of loans and off balance sheet commitments and provisioning to cover credit risk associated with the Bank's clients, liquidity, interest rate and foreign currency position.

(P) Extraordinary income and expenses

Extraordinary income and expenses represent income or expense arising from extraordinary non-recurring events that do not relate to the principal business of the enterprise.

(Q) Share capital and treasury stock

Where the Bank purchases its own share capital or obtains rights to purchase its share capital, the consideration paid including any attributable transaction costs net of income taxes is shown as a deduction from total shareholders' equity. Gains and losses on sales of own shares are recorded in equity.

4 Net interest income

Net interest income comprises:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
Interest income			
- Loans and advances to financial institutions	8,728	10,272	11,790
- Loans and advances to customers	9,625	13,263	14,092
- Bonds, treasury bills	1,732	1,922	2,805
Total interest income	**20,085**	**25,457**	**28,687**
Interest expense			
- Amounts owed to financial institutions	(1,854)	(2,824)	(3,427)
- Amounts owed to customers	(4,534)	(7,843)	(9,234)
- Certificated debts	(1,735)	(2,176)	(2,461)
Total interest expense	**(8,123)**	**(12,843)**	**(15,122)**
Net interest income	**11,962**	**12,614**	**13,565**

Interest income also includes accrued interest income from hedging financial derivatives of CZK 3,346 million (2002: CZK 3,197 million, 2001: CZK 2,672 million) and interest expense from hedging financial derivatives of CZK 1,615 million (2002: CZK 2,198 million, 2001: CZK 2,325 million). Net interest income arising from these derivatives amounts to CZK 1,731 million (2002: CZK 999 million, 2001: CZK 347 million).

5 Net fees and commissions

Net fees and commissions comprise:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
Fees and commissions income	7,349	6,755	6,487
Fees and commissions expense	(1,569)	(523)	(505)
Net fees and commissions income	**5,780**	**6,232**	**5,982**

Fees and commissions principally consist of fee and commission income from customers. Fee and commission expense includes a fee for the close-out of credit default swap instruments in the last quarter of 2003 (refer to Note 28).

Of which:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
Fee and commission income from the procurement of acquisitions and sales of securities	72	45	40
Fee income from management, custody, administration and safe-keeping of assets	94	111	117
Fee and commission expense from the sale or any other disposal of securities	(49)	(41)	(51)

6 *Net profit or loss on financial operations*

CZK mil.	**Year ended 31 December 2003**	Year ended 31 December 2002	Year ended 31 December 2001
Net gains/(losses) on securities - realised	24	633	109
Net gains/(losses) on securities - unrealised	(15)	(902)	(1,453)
Net income from foreign exchange commissions from clean and documentary payments	1,212	1,289	1,478
Net income from commissions from foreign exchange transactions	711	799	882
Net realised and unrealised gains/(losses) on foreign exchange trading and re-translation of foreign currency accounts	(532)	(3,113)	(1,416)
Net realised and unrealised gains/(losses) on currency derivatives	1,154	4,101	1,855
Net realised and unrealised gains/(losses) on interest rate and credit derivatives	60	(53)	194
Net realised and unrealised gains/(losses) on commodity derivatives	2	2	2
Net realised and unrealised gains/(losses) on security derivatives	(4)	(45)	40
Net profit or loss on financial operations	**2,612**	**2,711**	**1,691**

7 *Other operating income and expenses*

Other operating income and expenses comprise:

CZK mil.	**Year ended 31 December 2003**		Year ended 31 December 2002		Year ended 31 December 2001	
	Income	**Expenses**	Income	Expenses	Income	Expenses
Income/(expenses) from the sale of assets	71	(98)	333	(365)	181	(167)
Income/(expenses) from the sale of equity investments	783	0	0	(199)	0	0
Remuneration to Management and Supervisory Boards	0	(34)	0	(32)	0	(116)
Other operating income/(expenses)	2,492	(786)	2,178	(676)	1,483	(1,440)
Total	**3,346**	**(918)**	**2,511**	**(1,272)**	**1,664**	**(1,723)**

For the year ended 31 December 2003, other operating income principally comprises income from the sale of equity investments (refer also to Note 16). Other operating income also reflects an estimated income receivable from the state guarantee in respect of realised losses on the guaranteed portfolio (refer to Note 2).

8 *Administrative expenses*

In addition to wages and salaries and social security costs, administrative expenses in the aggregate amount of CZK 9,202 million comprise other administrative expenses, such as tax charges, advisory fees and other purchased consumables. Wages and salaries include Management Board bonuses paid under management contracts and compensation paid under the equity compensation scheme. Remuneration to the members of the Management and Supervisory Boards arising from mandate contracts are recorded in the profit and loss statement line '*Other operating expenses*.'

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
Total administrative expenses	**(9,202)**	**(10,433)**	**(10,343)**
Staff costs	**(4,784)**	**(5,003)**	**(5,937)**
- Wages and salaries	(3,470)	(3,717)	(4,564)
- Social security and health insurance costs	(1,220)	(1,241)	(1,306)
- Other staff costs	(94)	(45)	(67)
Other administrative expenses	**(4,418)**	**(5,430)**	**(4,406)**
- Taxes and fees	(44)	(34)	(45)
- Legal, tax services and audit fees	(125)	(277)	(305)
- Other fees for advisory services	(148)	(730)	(191)
- Other purchased consumables	(4,101)	(4,389)	(3,865)
Of which: Rental charges	(720)	(811)	(900)
Repairs and maintenance	(531)	(787)	(685)
Consumed material and energy	(465)	(442)	(434)
Promotion and representation	(319)	(360)	(310)
IT and telecommunication services	(723)	(736)	(696)
Other services	(1,343)	(1,253)	(840)
Physical number of employees at the year-end	8,207	8,795	9,299
Average recalculated number of employees during the year	8,683	8,935	9,873
Average cost per employee (CZK)	550,996	559,950	601,327

Restructuring costs

Following the change of control of the Bank, the Management Board of the Bank approved a restructuring and transformation plan for the Bank. The objective of the transformation program is to re-align the activities, operations and organisation of the Bank to make it compatible with the strategy adopted by the Bank's majority shareholder. The Bank reorganised the structure of and management tools used in the sales network, centralised and rationalised selected activities and changed the Bank's corporate image (the Bank specifically incurred costs in respect of the change of the logo and advisory and consultancy services related to the transformation program). Rationalisation and centralisation of the Bank's activities involves reducing staffing levels at the Bank and has led to the Bank incurring severance and compensation costs associated with the staff laid off under the restructuring measures. The Bank reviewed the location, appearance and positioning of its branch network and intends to dispose of buildings, owned and leased, in the medium term that are not compatible with its plans for the branch network.

Restructuring costs comprise:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
Severance compensation costs	214	47	86
Other restructuring costs	456	960	1,669
Total restructuring costs	**670**	**1,007**	**1,755**

As of 31 December 2003, the Bank maintained restructuring reserves of CZK 135 million (2002: CZK 242 million) which cover restructuring costs relating to the restructuring plan approved in 2002 that will be incurred in the following reporting periods.

9 *Reserves and provisions*

Set out below is a summary of provisions and reserves:

CZK mil.	Balance at 1 January 2003	Charge	Use and release	Foreign exchange effect	Balance at 31 December 2003
Provisions					
- Loans	11,583	3,351	9,213	(322)	5,399
- Tangible fixed assets	917	11	273	0	655
- Intangible fixed assets	121	2	69	0	54
- Equity investments	1,172	92	24	0	1,240
- Other receivables	290	49	47	5	297
Total provisions	**14,083**	**3,505**	**9,626**	**(317)**	**7,645**
Reserves					
- Taxes	0	3,639	2,187	0	1,452
- Loans and guarantees	8,861	1,109	4,758	11	5,223
- Other	1,752	1,305	1,553	(11)	1,493
Other reserves	**10,613**	**6,053**	**8,498**	**0**	**8,168**

Set out below is an analysis of reserves and provisions for loans and guarantees:

CZK mil.	Balance at 1 January 2003	Creation	Use and release	Foreign exchange effect	Balance at 31 December 2003
Provisions for classified loans	**10,650**	**3,298**	**8,587**	**(322)**	**5,039**
of which: banks	11	8	4	0	15
of which: customers	10,639	3,290	8,583	(322)	5,024
Provisions for debtors in bankruptcy	**933**	**53**	**626**	**0**	**360**
of which: banks	0	0	0	0	0
of which: customers	933	53	626	0	360
Total provisions	**11,583**	**3,351**	**9,213**	**(322)**	**5,399**
of which: banks	11	8	4	0	15
of which: customers	11,572	3,343	9,209	(322)	5,384
Total reserves	**8,861**	**1,109**	**4,758**	**11**	**5,223**
Reserves and provisions	**20,444**	**4,460**	**13,971**	**(311)**	**10,622**

With effect from 1 January 2002, the Bank has ceased to create reserves for standard on balance sheet loans and off balance sheet exposures. The Bank records non-tax deductible reserves for off balance sheet exposures rated as watch to loss. Reserves for off balance sheet exposures that meet the criteria set out in the Provisioning Act (guarantees issued by the Bank for loans advanced by other banks) are allowable for tax purposes. Pursuant to the requirement in the Provisioning Act, the Bank gradually releases a tax deductible reserve established prior to the 2001 year-end such that the balance of this reserve is reduced at no less than 25 percent each year to ensure its full release in the accounting period ending 31 December 2005. As of 31 December 2003, the balance of the general provision for loan losses is CZK 4,010 million.

General provisions for loan losses

The Bank's loan portfolio includes a number of risks that cannot be specifically identified as such.

As of 31 December 2003, the Bank maintains the loan loss general provision of CZK 4,010 million (2002: CZK 6,546 million) to cover risks which may be present in the loan portfolio as of that date but

which cannot be allocated to individual exposures. These are principally risks associated with the portfolio of loans advanced to corporate customers with a significant concentration of industry risk and the portfolio of consumer, mortgage and overdraft loans advanced to retail customers. This general provision also covers management's assessment of the estimated risk of losses in connection with a potential impairment of the portfolio of non-performing loans due to economic cycles and existing weaknesses in the legal framework regarding the enforcement of creditor rights.

Reserves for off balance sheet exposures

Risk CZK mil.	**Balance**
Reserve for off balance sheet commitments	1,024
Reserve for undrawn loan facilities	189
Total	**1,213**

As of 31 December 2003, the balance of the reserves for off balance sheet exposures and guarantees was CZK 1,213 million. This reserve covers credit risks associated with issued credit commitments.

Gains/(losses) arising from transferred and written off receivables:

CZK mil.	Year ended 31 December 2003		Year ended 31 December 2002		Year ended 31 December 2001	
	Income	Expenses	Income	Expenses	Income	Expenses
Income/(expense) from loan receivables from banks written off	0	0	1	(1)	0	0
Income/(expense) from loan receivables from customers written off	153	(840)	1,023	(1,289)	2,252	(153)
Income/(expense) from other receivables written off	0	0	0	0	0	(129)
Income/(expense) from transferred receivables	558	(8,233)	41	(4,047)	6	(1,707)
Total	**711**	**(9,073)**	**1,065**	**(5,337)**	**2,258**	**(1,989)**

Reserves and provisions for tangible and intangible assets

The Bank reviewed the location, appearance and positioning of its branch network and future utilisation of intangible fixed assets in the context of its strategic plans in the medium term. As of 31 December 2001, this review identified a number of buildings, owned and leased, whose location and appearance is not compatible with such plans. The Bank's intention is to dispose of these premises and vacate the leases in the medium term. During 2003, the Bank undertook a review of a set of owned buildings held for sale and leased buildings which served as a basis for adjusting the level of provisions charged against these buildings to reflect their estimated recoverable values. From this review, the Bank maintains impairment provisions of CZK 614 million as of 31 December 2003 (2002: CZK 798 million) which includes expected losses on the sale of premises presently owned by the Bank, and the writedown of leasehold improvements on leased premises which the Bank intends to sell or terminate the rental agreements. The aggregate balance of provisions against assets is CZK 709 million (2002: CZK 1,038 million).

In addition, the Bank identified a set of intangible fixed assets which it intends to take out of service or replace. The impairment charge resulting from this review amounts to CZK 54 million as of 31 December 2003 (2002: CZK 121 million).

Reserves and provisions for equity investments

Provisions for equity investments principally comprise provisions charged in respect of Komerční pojišťovna, a.s. on the basis of changes in its equity balance.

In the year ended 31 December 2002, Komerční pojišťovna, a.s. incurred losses specifically in connection with restructuring costs, industrial insurance claims resulting from the floods that affected the Czech Republic in August 2002, and increased charges for life insurance technical reserves within the context of the continued decrease in market interest rates in the Czech Republic during 2002. In the year ended 31 December 2003, Komerční pojišťovna, a.s. incurred additional losses in respect of the restructuring process and reported a decrease in equity arising from the revaluation of investments in securities. Further information is presented in Notes 2 and 16 to these financial statements.

Other reserves

CZK mil.	Balance at 1 January 2003	Creation	Use	Foreign exchang e effect	Balance at 31 December 2003
Restructuring reserve	242	210	317	0	135
Reserves for other contractual commitments	1,510	1,095	1,236	(11)	1,358
Total other reserves	**1,752**	**1,305**	**1,553**	**(11)**	**1,493**

Reserves for other contractual commitments primarily comprise reserves for legal disputes and reserves for anticipated staff costs.

10 Extraordinary income and extraordinary expenses

CZK mil.	**Year ended 31 December 2003**	Year ended 31 December 2002	Year ended 31 December 2001
Extraordinary income	10	2,497	0
Extraordinary costs	0	(1,984)	0
Net extraordinary income	**10**	**513**	**0**

In the year ended 31 December 2002, the Bank recognised as extraordinary income or expenses one-off unrealised gains/(losses) arising from the revised treatment for securities in accordance with the Transitory Provisions of the Regulation of the Czech Finance Ministry no. 282/73 390/2001, which establishes the chart of accounts and the accounting principles for banks and certain financial institutions.

11 Taxation

The major components of corporate income tax expense are as follows:

CZK mil.	**2003**	2002	2001
Tax payable - current year	3,637	3,314	745
Tax paid - prior year	(9)	268	17
Deferred tax movement	388	(936)	1
Total income tax expense	**4,016**	**2,646**	**763**

The decrease in the prior period tax expense of CZK 9 million (2002: an increase of CZK 268 million) represents an increased tax liability for the year ended 31 December 2002 (a decreased tax liability for the year ended 31 December 2001) reflected in the tax returns filed in 2003 (2002).

The corporate tax rate for the year ended 31 December 2003 is 31 percent (2002: 31 percent, 2001: 31 percent). The Bank's tax liability is calculated based upon the accounting profit/(loss) taking into account tax non-deductible expenses and tax exempt income or income subject to a final withholding tax rate.

CZK mil.	2003	2002	2001
Profit/(loss) before tax	**13,326**	**11,875**	**3,387**
Items increasing the tax base	**4,611**	**7,427**	**15,077**
Provisions and reserves	3,251	6,474	13,450
Costs associated with non-taxable income from securities	17	128	378
Write-off of receivables	1,056	349	156
Other non-deductible expenses	287	476	1,093
Items decreasing the tax base	**(5,874)**	**(8,519)**	**(14,188)**
Provisions and reserves	(5,492)	(5,896)	(11,279)
Non-taxable income from securities	(355)	(2,356)	(1,247)
Recoveries of receivables written off	(18)	(113)	(659)
Other non-taxable income	(9)	(154)	(1,003)
Tax base	**12,063**	**10,783**	**4,276**
Tax losses carried forward	0	0	(1,800)
Items deductible from the tax base	(45)	(25)	(63)
Gifts	(2)	(1)	(4)
Rounded tax base	**12,016**	**10,757**	**2,409**
Tax rate	31	31	31
Income tax expense	3,725	3,334	747
Tax allowance	(88)	(20)	(5)
Tax from general tax base	**3,637**	**3,314**	**742**
Stand-alone tax base	0	3	19
Tax rate applied to the stand-alone tax base	15	15	15
Tax from the stand-alone tax base	**0**	**1**	**3**
Total tax	**3,637**	**3,315**	**745**

Deferred income tax

Deferred income taxes are calculated from all temporary differences between the tax bases and carrying values using tax rates effective in the periods in which the temporary tax difference is expected to be realised, that is 28 percent for 2004, 26 percent for 2005, and 24 percent for 2006 onwards (2002 to 2003: 31 percent).

In the year ended 31 December 2003, the Bank reduced, through the profit and loss statement, the deferred tax asset by CZK 406 million and the deferred tax liability by CZK 18 million. Of these movements, CZK 89 million represents a charge arising from the revised corporate income tax rate in the following three years. In addition, the Bank recognised through equity, a decrease in the deferred tax liability of CZK 481 million arising from the change in fair values of hedging derivatives.

Deferred tax movements reflected in the financial statements were as follows:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Deferred income tax recognised in the financial statements			
Deferred income tax asset			
Balance at the beginning of period	902	0	0
Movement in deferred tax assets	(406)	902	0
Balance at the end of period	**496**	**902**	**0**
Deferred income tax liability			
Balance at the beginning of period	(1,124)	(81)	(80)
Movement in deferred tax liabilities - P&L impact	18	34	(1)
Movement in deferred tax liabilities - equity impact	481	(1,077)	0
Balance at the end of period	**(625)**	**(1,124)**	**(81)**
Increase/decrease in deferred income tax - P&L impact	**(388)**	**936**	**(1)**
Increase/decrease in deferred income tax - equity impact	**481**	**(1,077)**	**0**

Deferred income tax assets and liabilities are attributable to the following items:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Deferred income tax assets	**496**	**902**	**1,310**
Unrealised losses on securities	0	0	191
Banking reserves and provisions	15	119	394
Provisions for non-banking receivables	54	48	64
Provisions for assets	179	309	451
Non-banking reserves	192	336	125
Other temporary differences	56	90	85
Deferred income tax liabilities	**(625)**	**(1,124)**	**(81)**
Depreciation	(7)	(29)	(59)
Penalty interest and contractual penalties	(23)	(18)	(22)
Change in fair value of hedging derivatives - equity impact	(595)	(1,077)	0
Net deferred income tax assets/liabilities	**(129)**	**(222)**	**1,229**
Net deferred income tax asset/liability recognised in the financial statements	**(129)**	**(222)**	**(81)**

12 Cash in hand, balances with central banks

Cash and balances with central banks comprise:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Cash in hand	6,709	6,950	8,688
Balances with the Czech National Bank	5,041	6,409	8,572
Total cash and balances with central banks	**11,750**	**13,359**	**17,260**

Balances with the Czech National Bank include:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Obligatory minimum reserves	5,041	3,785	6,101
Deposits repayable on demand	0	2,624	2,471
Total	**5,041**	**6,409**	**8,572**

With effect from November 2003, all deposits with the CNB repayable on demand have been included in the obligatory minimum reserves. Obligatory minimum reserves bore interest at 2 percent and 2.75 percent as of 31 December 2003 and 2002, respectively.

13 Amounts due from banks

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Term placements and loans to banks	16,150	41,766	74,701
Advances due from central banks (repo transactions)	166,402	144,353	81,236
Placements with other banks	130	144	951
Securities acquired under initial offerings not designated for trading	19,101	14,020	0
Total	**201,783**	**200,283**	**156,888**
Specific provisions for balances due from banks	(15)	(11)	(13)
Total due from banks	**201,768**	**200,272**	**156,875**

Set out below is an analysis by territory:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Czech Republic	188,057	162,563	93,065
Europe	13,384	37,060	52,878
Other	342	660	10,945
Total	**201,783**	**200,283**	**156,888**

Details about loans written off and income from written off loans can be found at Note 9 to these financial statements.

Advances due from the Czech National Bank are collateralised by treasury bills and other debt securities issued by the Czech National Bank or the Ministry of Finance of the Czech Republic.

Securities acquired under initial offerings not designated for trading

In the third quarter of 2003, pursuant to its investment strategy the Bank acquired, under an initial offering and normal market conditions, bonds issued by the parent company denominated in CZK with an aggregate nominal value of CZK 5,000 million maturing in 2013. These bonds bear fixed interest at 3.98 percent. Since 2002, the Bank has carried bonds issued by the parent company denominated in CZK with an aggregate nominal value of CZK 14,000 million, maturing in 2012 and bearing fixed interest at 4.27 percent.

14 Amounts due from customers

Amounts due from customers comprise:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Loans and advances to customers	162,386	174,154	207,550
Securities acquired under initial offerings not designated for trading	1,813	0	0
Bills of exchange	747	663	912
Forfaits	587	561	874
Total gross loans and advances to customers	**165,533**	**175,378**	**209,336**
Provisions for loan losses	(5,384)	(11,572)	(15,562)
Total amounts due from customers, net	**160,149**	**163,806**	**193,774**

The loan portfolio of the Bank as of 31 December 2003 (net of debt securities acquired under initial offerings) comprises the following breakdown by classification:

CZK mil.	Gross receivable	Collateral applied	Net exposure	Provisions	Carrying value	Provisions %
Standard	135,208	71,811	63,396	0	135,208	0.00
Watch	17,272	8,655	8,617	379	16,893	4.40
Substandard	4,510	1,961	2,549	832	3,678	32.64
Doubtful	1,041	321	720	388	653	53.89
Loss	4,733	146	4,587	3,764	969	82.06*
Total by classification	**162,764**	**82,894**	**79,869**	**5,363**	**157,401**	**6.71**
Other amounts due from customers	956	0	956	21	935	X
Total	**163,720**	**82,894**	**79,869**	**5,384**	**158,336**	**X**

Note: / Provisioning percentage in the 'loss' category does not conform to the requirement of the Czech National Bank as the 'Collateral' item does not reflect the state guarantee value as described in Note 2.*

Set out below is the breakdown of loans by sector:

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Agriculture	6,440	7,148	7,966
Processing industry	31,444	36,384	47,468
Distribution and production of energy	5,685	7,057	8,212
Construction	4,325	4,317	3,966
Trade, catering, transport and communication	32,627	34,145	34,643
Insurance, banking	7,743	7,614	11,296
Česká konsolidační agentura	24,303	35,440	49,765
Securities acquired under initial offerings not designated for trading	1,813	0	0
Other	51,153	43,273	46,020
Total loans to clients	**165,533**	**175,378**	**209,336**

Set out below is an analysis by territory:

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Czech Republic	159,162	169,131	201,139
Europe	6,358	6,230	7,954
Other	13	17	243
Total	**165,533**	**175,378**	**209,336**

Set out below is an analysis by category of customers:

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Retail customers	31,034	22,375	15,894
Corporate customers	98,511	113,840	141,316
Public sector	35,988	39,163	52,126
Total	**165,533**	**175,378**	**209,336**

Details about loans written off and income from written off loans can be found at Note 9 to these financial statements.

Set out below is an analysis of types of collateral underlying loans and advances to customers:

CZK mil.	Total client loan collateral 31 December 2003	Discounted client loan collateral value 31 December 2003	Applied client loan collateral value 31 December 2003	Applied client loan collateral value 31 December 2002	Applied client loan collateral value 31 December 2001
Guarantees of state and governmental institutions	35,379*	34,910	32,048	43,910	54,973
Bank guarantee	5,166	3,684	2,910	2,976	2,387
Guaranteed deposits	1,039	1,029	796	961	1,225
Issued debentures in pledge	20	12	12	337	12,995
Pledge of real estate	108,171	53,183	32,392	28,409	29,567
Pledge of movable assets	6,943	687	593	687	948
Guarantee by corporate entity	13,420	1,991	1,542	1,848	1,692
Guarantee by individual (physical entity)	4,675	862	714	870	530
Pledge of receivables	26,195	10,951	8,318	7,569	6,101
Insurance of credit risk	2,468	2,451	2,428	3,309	4,940
Other	2,126	1,198	1,141	2,255	6,988
Total nominal value of collateral	**205,602**	**110,958**	**82,894**	**93,131**	**122,346**

Note: / Guarantees of state and governmental institutions include the state guarantee for loans issued to Česká konsolidační agentura.*

Syndicated loans granted

Non-banking syndicated loans

CZK mil.	Participation	Interest rate (%)	Portion of risk (%)
Komerční banka, a. s.	565	4.34	75.86
Other creditors	180		24.14
Total to client 1*	**745**		**100.00**
Komerční banka, a. s.	24	3.24	33.33
Other creditors	48		66.67
Total to client 2*	**72**		**100.00**
Komerční banka, a. s.	7	3.57	33.33
Other creditors	14		66.67
Total to client 3*	**21**		**100.00**
Komerční banka, a. s.	589	2.43	43.66
Other creditors	760		56.34
Total to client 4*	**1,349**		**100.00**
Komerční banka, a. s.	280	2.69	41.52
Other creditors	394		58.48
Total to client 5*	**674**		**100.00**

Note: / The Bank does not indicate names of its clients as a result of banking secrecy restrictions.*

15 Debt securities, shares, participation certificates and other holdings

Set out below is a summary of the aggregate balances of debt securities, shares, participation certificates and other holdings:

CZK mil.	**31 December 2003 Carrying value**	31 December 2002 Carrying value	31 December 2001 Carrying value
Shares and participation certificates for trading	140	154	168
Shares and participation certificates available for sale	93	2,108	4,158
Total shares and participation certificates	**233**	**2,262**	**4,326**
Debt securities for trading	3,203	937	1,595
Debt securities available for sale	12,210	16,254	24,434
Debt securities held to maturity	97	2,476	960
Total debt securities	**15,510**	**19,667**	**26,989**
Total debt securities, shares, participation certificates and other holdings	**15,743**	**21,929**	**31,315**

Trading securities

Trading securities comprise:

CZK mil.	**31 December 2003 Fair value**	**31 December 2003 Cost**	31 December 2002 Fair value	31 December 2002 Cost	31 December 2001 Carrying value	31 December 2001 Cost
Shares and participation certificates	**140**	**154**	**154**	**154**	**168**	**168**
Treasury bills	1,462	1,462	0	0	0	0
Fixed income debt securities	1,393	1,395	851	845	1,303	1,303
Variable yield debt securities	348	348	86	86	292	293
Debt securities and bills	**3,203**	**3,205**	**937**	**931**	**1,595**	**1,596**
Total trading securities	**3,343**	**3,359**	**1,091**	**1,085**	**1,763**	**1,764**

Trading shares at fair value (at carrying value in 2001) comprise:

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Trading shares and participation certificates			
- Czech crowns	140	154	168
Trading shares and participation certificates	**140**	**154**	**168**

Trading shares at fair value (at carrying value in 2001), allocated by issuer, comprise:

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Trading shares and participation certificates			
- Non-banking entities in the Czech Republic	140	154	168
Total trading shares and participation certificates	**140**	**154**	**168**

Trading debt securities at fair value (at carrying value in 2001) comprise:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Variable yield debt securities			
- Czech crowns	348	86	292
Total variable yield debt securities	**348**	**86**	**292**
Fixed income debt securities			
- Czech crowns	2,420	598	1,303
- Other currencies	435	253	0
Total fixed income debt securities	**2,855**	**851**	**1,303**
Total trading debt securities	**3,203**	**937**	**1,595**

Trading debt securities at fair value (at carrying value in 2001), allocated by issuer, comprise:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Trading debt securities issued by			
- State institutions in the Czech Republic	1,664	440	735
- Foreign state institutions	435	254	0
- Financial institutions in the Czech Republic	133	47	83
- Foreign financial institutions	306	6	125
- Other entities in the Czech Republic	629	165	639
- Other foreign entities	36	25	13
Total trading debt securities	**3,203**	**937**	**1,595**

Securities available for sale

Securities available for sale comprise:

CZK mil.	31 December 2003 Fair value	31 December 2003 Cost	31 December 2002 Fair value	31 December 2002 Cost	31 December 2001 Carrying value	31 December 2001 Cost
Shares and participation certificates	**93**	**93**	**2,108**	**2,131**	**4,158**	4,240
Fixed income debt securities	5,147	5,430	7,607	7,999	13,157	14,061
Variable yield debt securities	7,063	8,412	8,647	10,425	11,277	12,418
Debt securities	**12,210**	**13,842**	**16,254**	**18,424**	**24,434**	26,479
Total securities available for sale	**12,303**	**13,935**	**18,362**	**20,555**	**28,592**	30,719

Shares and participation certificates available for sale at fair value (at carrying value in 2001) comprise:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Shares and participation certificates available for sale			
- Czech crowns	90	2,102	4,158
- Other currencies	3	6	0
Total shares and participation certificates available for sale	93	2,108	4,158

Shares and participation certificates available for sale at fair value (at carrying value in 2001), allocated by issuer, comprise:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Shares and participation certificates available for sale issued by			
- Non-banking entities in the Czech Republic	30	2,042	4,158
- Financial institutions in the Czech Republic	60	60	0
- Foreign non-banking entities	3	6	0
Total shares and participation certificates available for sale	**93**	**2,108**	**4,158**

Debt securities available for sale at fair value (at carrying value in 2001) comprise:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Variable yield debt securities			
- Czech crowns	1,004	1,014	891
- Other currencies	6,059	7,633	10,386
Total variable yield debt securities	**7,063**	**8,647**	**11,277**
Fixed income debt securities			
- Czech crowns	2,813	4,739	9,803
- Other currencies	2,334	2,868	3,354
Total fixed income debt securities	**5,147**	**7,607**	**13,157**
Total debt securities available for sale	**12,210**	**16,254**	**24,434**

Debt securities available for sale at fair value (at carrying value in 2001), allocated by issuer, comprise:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Debt securities available for sale issued by			
- State institutions in the Czech Republic	131	0	0
- Financial institutions in the Czech Republic	214	354	3,989
- Foreign financial institutions	101	131	303
- Other entities in the Czech Republic	710	1,044	3,651
- Other foreign entities	11,054	14,725	16,491
Total debt securities available for sale	**12,210**	**16,254**	**24,434**

Equity securities

During the first half of 2003, the Bank gradually disposed of all participation certificates issued by the open-ended mutual fund IKS Globální held in 2002 with the aggregate fair value of CZK 2,012 million. In the first quarter of 2003, the Bank also sold its 77.18 percent shareholding in Vodní stavby, a. s. v likvidaci. The aggregate impact of these transactions on the Bank's profit and loss statement was immaterial.

Asset Backed Securities

The Bank maintains a portfolio of asset backed securities denominated in USD which are carried as available for sale. The securities bear a fixed or floating interest rate based on USD LIBOR.

The Bank establishes the value of these securities by reference to the credit profile of underlying assets using a model which facilitates the simulation of future cash flows from these securities by modelling the development of the credit quality of underlying assets.

The Bank established a provision for impairment of CZK 1,816 million as of 31 December 2003 (2002: CZK 2,096 million) against the asset backed securities, the carrying value of which, net of impairment, is CZK 8,392 million (2002: CZK 10,471 million). Management considers that this impairment charge

represents its best estimate of the net recoverable value of these assets and reflects changes in market credit conditions in the markets of the underlying assets since the purchase of the portfolio.

Other debt securities

During the year ended 31 December 2003, pursuant to its investment strategy the Bank acquired Czech Government bonds with an aggregate nominal value of CZK 4,690 million, of which bonds of CZK 1,000 million will mature in 2004 and the remaining bonds in 2006.

Securities issued by banks include a credit linked note (the 'note') with a nominal value of EUR 1.6 million (2002: EUR 9.5 million), issued by an internationally recognised bank, which bears interest based on three month Euribor and amortises to zero over the ten years to its maturity pursuant to the payment schedule. During the year ended 31 December 2003, a partial repayment of the nominal value of EUR 0.3 million was made and the nominal value (without redemption) decreased by EUR 7.62 million due to credit events in respect of the underlying assets of the note.

The Bank created provisions for this financial instrument in the amount of CZK 51 million as of 31 December 2003 (2002: CZK 271 million). As such, the carrying value, net of impairment provisions, is CZK nil as of 31 December 2003 (2002: CZK 30 million).

As of 31 December 2003, the Bank sold the series of credit default swaps associated with this transaction (refer also to Note 28). The aggregate impact of this transaction on the Bank's profit and loss statement was immaterial.

Investments held to maturity

Investments held to maturity comprise:

CZK mil.	**31 December 2003 Carrying value**	**31 December 2003 Cost**	31 December 2002 Carrying value	31 December 2002 Cost	31 December 2001 Carrying value	31 December 2001 Cost
Fixed income debt securities	97	97	97	97	960	960
Variable yield debt securities	0	0	2,379	2,379	0	0
Total debt securities	**97**	**97**	**2,476**	**2,476**	**960**	**960**

Debt securities held to maturity at carrying value comprise:

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Variable yield debt securities			
- Other currencies	0	2,379	0
Total variable yield debt securities	**0**	**2,379**	**0**
Fixed income debt securities			
- Czech crowns	97	97	199
- Other currencies	0	0	761
Total fixed income debt securities	**97**	**97**	**960**
Total debt securities held to maturity	**97**	**2,476**	**960**

Investments held to maturity at carrying value, split by issuer, comprise:

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Debt securities held to maturity issued by			
- State institutions in the Czech Republic	97	97	199
- Other foreign entities	0	2,379	761
Total debt securities held to maturity	**97**	**2,476**	**960**

As of 31 December 2003, investments held to maturity include mortgage bonds of CZK 97 million (2002: CZK 97 million) that are publicly traded on stock exchanges. In 2002, the held to maturity portfolio included subordinated debts issued by the Bank's subsidiary Komercni Finance, B.V. of CZK 2,379 million (USD 79 million) at amortised cost, which are not publicly traded. In the second quarter of 2003, these subordinated debts were redeemed before their maturity in accordance with the issue conditions and terms. In accordance with the guidance outlined in IAS 39 in respect of the criteria for categorising financial assets as held to maturity, the Bank held these securities to the date of their early repayment arising from the exercising of the option by Komercni Finance, B.V. to redeem these debts as of 15 May 2003. Komercni Finance, B.V. redeemed these debts in full.

16 Equity investments in subsidiary and associated undertakings

The following tables presents information about the Bank's subsidiary and associated undertakings as of 31 December 2003:

Company name and legal status CZK mil.	Registered office	Principal activities	Share capital in 2003	Share capital in 2002	Total other equity components in 2002	Total equity in 2002
Subsidiary undertakings			**1,628**	**1,611**	**1,042**	**2,654**
Komerční pojišťovna, a.s.	Jindřišská 17 111 21 Praha1	Insurance activities	752	752	(218)	534
Komerční banka Bratislava, a. s.	Medená 6 811 02 Bratislava	Banking activities	393	375	56	432
Penzijní fond Komerční banky, a. s.	Na Příkopě 33 110 00 Praha 1	Pension fund	200	200	588	788
MUZO, a. s.	V Olšinách 80/626 150 05 Praha 10	Payment support services	102	102	370	472
Factoring KB, a. s.	Na Poříčí 36 110 02 Praha 1	Factoring	84	84	35	119
Investiční kapitálová společnost KB, a.s.	Dlouhá 34 110 15 Praha 1	Investment company	50	50	197	247
ASIS, a.s. v likvidaci	Nám. OSN 1/844 190 02 Praha 9	Support banking services	1	1	11	12
Reflexim, a. s.	Bolzanova 3 110 00 Praha 1	Support banking services	X	1	5	6
Komercni Finance, B. V.	Teleportboulevard 140 1043 EJ Amsterdam, Netherlands	Finance	1	1	8	9
ALL IN, a. s., v likvidaci	Truhlářská 18 110 00 Praha 1	In liquidation	45	45	(10)	35

Company name and legal status CZK mil.	Registered office	Principal activities	Share capital in 2003	Share capital in 2002	Total other equity components in 2002	Total equity in 2002
Associated undertakings			**501**	**765**	**1,792**	**2,557**
Všeobecná stavební spořitelna KB, a. s.	Bělehradská 128 120 21 Praha 2	Building society	500	500	850	1,350
CAC LEASING, a. s.	Janáčkovo nábřeží 55/140 150 05 Praha 5	Leasing	X	226	733	959
CAC LEASING Slovakia, a. s.	Hurbanovo nám. 1 811 06 Bratislava	Leasing	X	38	212	250
CBCB - Czech Banking Credit Bureau, a. s.	Sokolovská 77 180 00 Praha 8	Collection of data for credit risk analysis	1	1	(3)	(2)

Note: Figures reported in respect of Komerční banka Bratislava, a. s., CAC LEASING Slovakia, a. s., and Komercni Finance B. V. were re-translated into Czech Crowns using the CNB exchange rate ruling as of 31 December 2003 and 2002.

Company name and legal status	Direct holding in equity %	Nominal value of shares CZK thousands	Number of shares held by the Bank pcs	Share of share capital CZK mil.	Cost of shares or holdings CZK mil.
Subsidiary undertakings				**1,577**	**2,444**
Komerční pojišťovna, a. s.	100	83*)	9,020	752	1,508
Komerční banka Bratislava, a. s.	100	SKK 100 thousand	5,000	393	433
Penzijní fond Komerční banky, a. s.	100	100	2,000	200	230
Factoring KB, a. s.	100	18**)	4,800	84	90
MUZO, a. s.	49.9	1	50,900	51	61
Investiční kapitálová společnost KB, a. s.	100	100	500	50	75
ASIS, a.s., v likvidaci	100	100	10	1	1
Komercni Finance, B. V.	100	EUR 454	40	1	1
ALL IN, a. s., v likvidaci	100	213	209	45	45
Associated undertakings				**200**	**220**
Všeobecná stavební Spořitelna KB, a. s.	40	100	2,000	200	220
CBCB - Czech Banking Credit Bureau, a. s.	20	10	24	0	0***)

Note: Direct holding in equity is identical with the direct holding of voting rights in all entities.

**) Komerční pojišťovna, a.s. issued 6,020 shares with a nominal value of CZK 100 thousand per share and 3,000 shares with a nominal value of CZK 50 thousand per share.*

***) Factoring, a.s. issued 4,400 shares with a nominal value of CZK 10 thousand per share and 400 shares with a nominal value of CZK 400 thousand*

****) The value of CBCB – Czech Banking Credit Bureau,a.s. is CZK 240 thousand.*

Set out below is an overview of year-on-year movements in equity holdings, by issuer:

Company name and legal status CZK mil.	Cost at 1 January 2003	Change for the period - additions	Change for the period - disposals	Foreign exchange differences	Cost at 31 December 2003
Komerční pojišťovna, a. s.	1,508	0	0	0	1,508
Komerční banka Bratislava, a. s.	413	0	0	20	433
Penzijní fond Komerční banky, a. s.	230	0	0	0	230
Factoring KB, a. s.	90	0	0	0	90
MUZO, a. s.	61	0	0	0	61
Investiční kapitálová společnost KB, a. s.	75	0	0	0	75
ASIS, a. s. v likvidaci	1	0	0	0	1
Reflexim, a. s.	1	0	1	0	0
Komercni Finance, B. V.	1	0	0	0	1
ALL IN, a. s., v likvidaci	45	0	0	0	45
Total subsidiary undertakings	**2,425**	**0**	**1**	**20**	**2,444**
Všeobecná stavební spořitelna KB, a. s.	220	0	0	0	220
CAC LEASING, a. s.	111	0	111	0	0
CAC LEASING Slovakia, a. s.	4	0	4	0	0
CBCB - Czech Banking Credit Bureau, a. s.	0	0	0	0	0*)
Total associated undertakings	**335**	**0**	**115**	**0**	**220**
Total equity holdings	**2,760**	**0**	**116**	**20**	**2,664**

*Note.: *) The value of CBCB – Czech Banking Credit Bureau,a. s. is CZK 240 thousand.*

Company name and legal status CZK mil.	Investments	Provisions	Net book value
Subsidiary undertakings			
Komerční pojišťovna, a. s.	1,508	(1,219)	289
Komerční banka Bratislava, a. s.	433	0	433
Penzijní fond Komerční banky, a. s.	230	0	230
Factoring KB, a. s.	90	0	90
Investiční kapitálová společnost KB, a. s.	75	0	75
MUZO, a. s.	61	0	61
ASIS, a. s. v likvidaci	1	0	1
Komercni Finance, B. V.	1	0	1
ALL IN, a. s., v likvidaci	45	(21)	24
Total subsidiary undertakings as of 31 December 2003	**2,444**	**(1,240)**	**1,204**
Total subsidiary undertakings as of 31 December 2002	**2,425**	**(1,172)**	**1,253**
Total subsidiary undertakings as of 31 December 2001	**1,640**	**(752)**	**888**
Associated undertakings			
Všeobecná stavební spořitelna KB, a. s.	220	0	220
CBCB - Czech Banking Credit Bureau, a.s.	0	0	0*)
Total associated undertakings as of 31 December 2003	**220**	**0**	**220**
Total associated undertakings as of 31 December 2002	**335**	**0**	**335**
Total associated undertakings as of 31 December 2001	**335**	**0**	**335**
Total equity investments as of 31 December 2003	**2,664**	**(1,240)**	**1,424**
Total equity investments as of 31 December 2002	**2,760**	**(1,172)**	**1,588**
Total equity investments as of 31 December 2001	**1,975**	**(752)**	**1,223**

*Note.: *) The value of CBCB – Czech Banking Credit Bureau,a.s. is CZK 240 thousand.*

Changes in equity investments in 2003

In June 2003, the Bank sold its 100 percent equity interest in Reflexim, a.s. In the same month, the Bank also disposed of its 50 percent shareholding in CAC Leasing, a.s. and 10 percent shareholding in CAC Leasing Slovakia. The Bank made aggregate pre-tax gains of CZK 783 million on the sale of these shareholdings.

ASIS, a.s., in which the Bank maintains a 100 percent holding, was placed into liquidation in June 2003. The liquidation is expected to be completed by mid-2004.

In September 2003, the Bank entered into an agreement to increase the share capital of Franfinance Consumer Credit, s.r.o., from CZK 120 million to CZK 245 million and became the majority shareholder of the entity owning 51 percent of its issued share capital. Given that the share capital increase was not registered in the Register of Companies as of 31 December 2003, the Bank does not report the equity investment in Franfinance Consumer Credit, s.r.o. in its financial statements for the year ended 31 December 2003. The funding of CZK 125 million provided by the Bank to increase Franfinance's share capital is reported in other assets within *'Other receivables from customers'*. The share capital increase was registered and the result of the transaction was recognised in the Bank's books February 2004. Franfinance Consumer Credit, s.r.o. acquired 100 percent of the issued share capital of Essox, a.s. in December 2003. This transaction was settled in 2003.

In December 2003, the Bank entered into an agreement to sell 52.6 percent of the issued share capital of MUZO, a.s. (49.9 percent held directly by the Bank, and 2.7 percent held indirectly by the Bank through an option contract) for USD 34.7 million. The transaction was settled and its result was recognised in the Bank's books in February 2004.

The decrease in Komerční pojišťovna's equity during 2003 has triggered the Bank's decision to charge an additional provision of CZK 92 million against this investment. As of 31 December 2003, the Bank, in its capacity as the sole shareholder of Komerční pojišťovna, decided to boost the equity of this entity with the objective of offsetting losses incurred in 2003 and prior years. The share capital increase amounting to CZK 200 million will be made and recognised in the Bank's books in the year ending 31 December 2004.

17 Tangible and intangible fixed assets

Tangible fixed assets

CZK mil.	Land	Buildings	Other	Acquisition of assets	Total
Cost					
31 December 2001	**517**	**12,287**	**7,286**	**367**	**20,457**
Additions	1	58	336	521	916
Disposals	136	303	335	394	1,168
31 December 2002	**382**	**12,042**	**7,287**	**494**	**20,205**
Additions	3	256	922	1,148	2,329
Disposals/transfers	3	144	329	1,191	1,667
31 December 2003	**382**	**12,154**	**7,880**	**451**	**20,867**
Accumulated depreciation and provisions					
31 December 2001	**0**	**4,122**	**6,157**	**40**	**10,319**
Additions - accumulated depreciation	0	479	619	0	1,098
Disposals - accumulated depreciation	0	94	307	0	401
Provisions	0	(331)	33	1	(297)
31 December 2002	**0**	**4,176**	**6,502**	**41**	**10,719**
Additions - accumulated depreciation	0	474	622	0	1,096
Disposals - accumulated depreciation	0	55	324	0	379
Provisions	0	(187)	(47)	(27)	(261)
31 December 2003	**0**	**4,408**	**6,753**	**14**	**11,175**
Net book value					
31 December 2001	517	8,165	1,129	327	10,138
31 December 2002	382	7,866	785	453	9,486
31 December 2003	**382**	**7,746**	**1,127**	**437**	**9,692**

Intangible fixed assets

CZK mil.	Intangible fixed assets	Acquisition of assets	Total
Cost			
31 December 2001	**2,521**	**312**	**2,833**
Additions	345	358	703
Disposals	8	345	353
31 December 2002	**2,858**	**325**	**3,183**
Additions	436	1,275	1,711
Disposals	3	355	358
31 December 2003	**3,291**	**1,245**	**4,536**
Accumulated amortisation and provisions			
31 December 2001	**1,648**	**61**	**1,709**
Additions - accumulated amortisation	546	0	546
Disposals - accumulated amortisation	8	0	8
Provisions	(100)	(61)	(161)
31 December 2002	**2,086**	**0**	**2,086**
Additions - accumulated amortisation	551	0	551
Disposals - accumulated amortisation	3	0	3
Provisions	(65)	0	(65)
31 December 2003	**2,569**	**0**	**2,569**
Net book value			
31 December 2001	873	251	1,124
31 December 2002	772	325	1,097
31 December 2003	722	**1,245**	1,967

Tangible fixed assets held under finance leases

CZK mil.	Amount
Cost at 31 December 2001	1,306
Additions for 2002	130
Disposals for 2002	(640)
Cost at 31 December 2002	796
Additions for 2003	2
Disposals for 2003	(250)
Cost at 31 December 2003	548

CZK mil.	Amount
Instalments paid including lease advances and prepaid rent in 2003	205
Breakdown of future lease payments	91
Of which: up to 1 year	79
up to 5 years	12

18 Other assets, prepayments and accrued income

Other assets

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Positive fair values of derivative transactions	9,015	13,790	7,851
Settlement balances	9	7	348
Other receivables from securities trading	11	311	3
Estimated receivables	4,227	2,531	572
Other assets	2,339	3,072	1,652
Total	**15,601**	**19,711**	**10,426**
Provisions	(297)	(290)	(561)
Total other assets	**15,304**	**19,421**	**9,865**

Estimated receivables are composed of the amounts due from Česká konsolidační agentura totalling CZK 4,148 million (2002: CZK 2,430 million) arising from realised losses on the portfolio of loans covered under the state guarantee which will be settled to the Bank by mid-2004 (refer also to Note 2).

Prepayments and accrued income

As of 31 December 2003, the aggregate balance of prepayments and accrued income was CZK 899 million (2002: CZK 810 million, 2001: CZK 933 million). In 2003, these prepayments and accrued income principally comprise lease payments, other rental payments, credit insurance, invoices from foreign suppliers and fees in respect of received loans.

19 Amounts owed to banks

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Amounts owed to banks - current accounts	1,662	1,254	1,056
Account with the Czech National Bank	96	2,631	2,497
Other amounts owed to banks	16,894	18,403	25,578
Of which: repayable on demand	8,344	6,587	3,553
Total amounts owed to banks	**18,652**	**22,288**	**29,131**

20 Amounts owed to customers

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Current accounts	202,272	170,965	141,478
Savings accounts	13,981	17,656	21,346
of which: on demand	1,622	1,510	1,493
Term deposits	93,042	111,467	122,329
Loans from customers	95	584	180
Other payables to customers	6,418	5,116	4,304
Total amounts owed to customers	**315,808**	**305,788**	**289,637**

21 Payables from debt securities

Certificates of deposit and issued debt comprise:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Bonds	11,420	11,209	20,615
Mortgage bonds	9,928	7,058	7,104
Total debt securities	**21,348**	**18,267**	**27,719**
Other payables from debt securities	360	312	0
Depository promissory notes	33,698	35,326	31,708
Total	**55,406**	**53,905**	**59,427**

Debt securities are repayable, according to remaining maturity, as follows:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Less than 1 year	17,190	0	10,146
From 1 to 2 years	0	16,980	0
From 2 to 3 years	0	0	16,240
From 3 to 4 years	1,247	0	0
Over 4 years	2,911	1,287	1,333
Total debt securities	**21,348**	**18,267**	**27,719**

The bonds and medium-term notes detailed above include the following bonds and notes issued by the Bank:

Name CZK mil.	Interest rate	Issue date	Maturity date	31 December 2003	31 December 2002	31 December 2001
Bonds of Komerční banka, a. s., CZ0003700429	6M PRIBOR plus 15 basis points (bps)	10 February 1997	10 February 2002	0	0	6,124
Zero coupon bonds of Komerční banka, a. s., 770970000947	Zero coupon (issued with discount for CZK 3,805 million)	8 August 1997	8 August 2004	6,641	6,089	5,542
Bonds of Komerční banka, a. s., CZ0003700452	6M PRIBOR plus 10 basis points	29 September 1997	29 September 2002	0	0	4,022
Mortgage bonds of Komerční banka, a. s., CZ0002000110	8.125% (mortgage bonds 2)	13 May 1999	13 May 2004	4,206	4,206	4,206
Mortgage bonds of Komerční banka, a. s., CZ0002000102	8.0% (mortgage bonds 1)	15 June 1999	15 June 2004	1,564	1,565	1,565
Bonds of Komerční banka, a. s., CZ0003700528	8.0%	10 September 1999	10 September 2004	4,779	5,120	4,927
Mortgage bonds of Komerční banka, a. s., CZ0002000151	6M PRIBOR plus 350 basis points (mortgage bonds 3)	15 September 2000	15 September 2007	1,247	1,287	1,333
Mortgage bonds of Komerční banka, a. s., CZ0002000268	5.5%	21 August 2003	21 August 2009	2,911	0	0
Total bonds				**21,348**	**18,267**	**27,719**

Note: Six-month PRIBOR was 217 basis points as of 31 December 2003 (2002: 255 basis points, 2001: 448 basis points).

22 *Other liabilities, deferred income and accrued expenses*

Other liabilities

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Negative fair values of derivative transactions	3,459	6,078	4,296
Settlement balances and outstanding balances	90	17	0
Other payables from securities trading and issues of securities	104	343	528
Other liabilities	962	827	1,285
Estimated payables	1,820	2,269	1,769
Corporate income tax	0	2,797	673
Deferred tax	625	1,124	81
Total	**7,060**	**13,455**	**8,632**

With effect from 2003, pursuant to applicable accounting regulations, the Bank has recorded a reserve for corporate income tax which is reported within the line '*Reserve for taxes*'.

Deferred income and accrued expenses

As of 31 December 2003, deferred income and accrued expenses amounted to CZK 5,884 million (2002: CZK 29 million, 2001: CZK 225 million). This balance includes an up-front payment of CZK 5,862 million made by Česká konsolidační agentura in respect of the payout under the State Guarantee Agreement (refer also to Note 2).

23 *Subordinated liabilities*

In 1998, Komercni Finance, B. V. (a wholly owned subsidiary of the Bank) issued guaranteed step-up callable notes, bearing fixed interest to 15 May 2003 and then interest at a floating rate linked to six-month LIBOR. Komecni Finance, B.V. exercised its option to redeem these notes at the repricing date in May 2003. This also triggered the repayment of the Bank's subordinated debt and the Bank maintained no subordinated debt as of 31 December 2003.

24 *Share capital, treasury shares and share premium*

The Bank's share capital, legally registered in the Register of Companies on 11 February 2000, amounts to CZK 19,004,926 thousand and consists of 38,009,852 ordinary shares with a nominal value of CZK 500 each (ISIN: CZ0008019106).

Set out below is a summary of the entities that hold more than three percent of the Bank's issued share capital as of 31 December 2003:

Name of the entity	Registered office	Ownership percentage
SOCIETE GENERALE S. A.	29 BLVD HAUSSMANN, PARIS	60.353
The Bank of New York ADR Department	101 Barclay Street, New York	5.480

Société Générale S. A., being the only entity with a qualified holding in the Bank, is a French joint stock company incorporated by a Deed approved through the issuance of a Decree on 4 May 1864, and is licensed as a bank. Under the legislative and regulatory provisions relating to credit institutions, notably the articles of the Monetary and Financial Code, the Company is subject to commercial laws,

in particular Articles 210-1 and the following of the French Commercial Code, as well as current by-laws.

On the basis of the consent of the Czech National Bank, The Bank of New York ADR Department holds shares to which global depository receipts (GDRs) owned by a number of foreign investors were issued.

25 Retained earnings, reserve funds and other funds created from profit

The Bank has generated a profit of CZK 9,310 million in respect of the year ended 31 December 2003. Management of the Bank has not yet approved the allocation of the Bank's profit for the year ended 31 December 2003. In accordance with the resolution of the General Meeting of Shareholders held on 19 June 2003, the aggregate balance of the net profit of CZK 9,229 million made in respect of the year ended 31 December 2002 was allocated as follows: CZK 1,520 million to dividends (CZK 40 per share before tax), CZK 461 million to the reserve fund, CZK 88 million to the social fund and the remaining balance of the net profit of CZK 7,160 million was allocated to retained earnings.

26 Gains or losses from revaluation

CZK mil.	1 January 2003	Increase	Decrease	31 December 2003
Gains or losses from revaluation:				
- Of assets and liabilities	0	0	0	0
- Of hedging derivatives	3,475	34,410	35,961	1,924
- Of deferred taxes in respect of hedging derivatives	(1,077)	1,283	802	(596)
- Of re-translation of equity holdings	(54)	160	140	(34)
Total	**2,344**	**35,853**	**36,903**	**1,294**

27 Risk management and financial instruments

(A) Credit risk

Credit rating of borrowers

The Bank quantifies counterparty risk using ratings on the basis of a number of criteria depending upon the type and size of the borrower. The rating of the borrower serves as a basis for calculating anticipated risk expenses taking into account the type of the credit product and underlying collateral. The Bank rates corporate borrowers based upon quantitative (financial statements of an enterprise) and qualitative (gradings assigned by financial analysts) criteria. The quantitative analysis of the financial statements is undertaken using various ratios depending upon the size of the borrower (turnover) and type of business (manufacturing, leasing, municipality). The used methodology is based upon the methodology implemented throughout the whole Société Générale Group. The Bank additionally refers to ratings published by external rating agencies. With effect from 2003, the Bank has also used the information supplied by the Central Loan Register (information about legal entities) operated by the Czech National Bank to which banks are required to provide relevant information. Special teams regularly assess the ratings assigned to individual borrowers for correctness and accuracy. In arriving at the rating of retail clients, the Bank principally uses quantitative criteria as well as information supplied by the Client Information Bank Register (information about individuals - citizens and businessmen) operated by CBCB, a.s.

The Bank monitors credit risk concentrations on an aggregate basis in respect of all on and off balance sheet positions. The Bank specifically monitors credit risk concentrations by industry and

groups of economically linked entities. With a view to identifying significant credit risk concentrations, the Bank compares the proportion of industries to its on and off balance sheet position and the proportion of industries in the Czech Republic (share of GDP). With regard to groups of economically linked entities, the Bank monitors the proportion of credit exposures to the groups to the Bank's capital.

Receivables that are not categorised

The Bank does not classify other amounts due from customers pursuant to the applicable regulation issued by the Czech National Bank. These amounts consist of non-loan receivables that principally originated from the system of payment, fraudulent withdrawals, bank cheques, receivables associated with purchases of securities on behalf of clients that have not been settled, and balances receivable that arise from business arrangements that do not represent financial activities, specifically prepayments made to social security authorities and amounts due from these authorities. As a general policy, the Bank records full provisions against these balances if they are overdue by three months or greater.

Provisioning for receivables

The Bank charges provisions against amounts due from borrowers by reference to the uncovered exposure which represents the balance receivable after deducting eligible collateral. The Bank is prudent in determining the level of provisioning. The provisioning charge is equal to the greater of the provision calculated pursuant to the CNB Regulation, which provides guidance on loan classification and provisioning for loans on the basis of their classification, and the provision determined on the basis of the Bank's internal estimate of the expected recovery rates of individual receivables. The Bank uses this approach both in respect of on and off balance sheet exposures. The Bank also establishes full provisions against past due interest payments and accrued interest on substandard, doubtful and loss receivables.

Pursuant to the applicable CNB regulation, loan classification grades are determined using the following parameters: 'Analysis of the client's financial position', 'Number of overdue days', 'Provision of information by the client', 'Restructuring of the receivable' and 'Initiation of liquidation'. An internal assessment of the loan is determined using a counterparty rating and ratings prepared by analysts. Significant loan exposures are discussed by the Provisioning Committees (a significant proportion of the Bank's loan portfolio is reviewed by these Committees).

Loan collateral

Collateral values are determined by the Risk Management Division based upon discount factors used in valuing collateral received. Information about collateral values is transferred to relevant client accounts and is used to calculate uncovered exposures in respect of individual loans for provisioning purposes.

The Bank monitors collateral values using two methods. The first method involves monitoring actual market conditions, and changes to legal regulations that have a direct impact on collateral values. Under the second method, the Risk Management Division re-assesses collateral values on a quarterly basis. This re-assessment involves comparing the actual recoverability of collateral to the original values carried in the Bank's books.

A significant proportion of the Bank's loan portfolio is collateralised by real estate which presently represents more than 50 percent of aggregate collateral values.

Recovery of amounts due from borrowers

The Bank has set up a special work-out division. The Debt Recovery Division is engaged in restructuring loans, recovering and selling loans and realising collateral in accordance with the agreement entered into between the Bank and the relevant borrower.

Credit risk reallocation instruments

The Bank has not entered into any credit derivative transactions to hedge or reallocate its credit exposures.

Revocable contractual commitments

The Bank monitors revocable contractual commitments on the same basis as irrevocable commitments. The risk is identified on a client basis and is monitored on a monthly basis but no provisions or reserves are established. These commitments account for 7 percent (2002: 6 percent) of all the Bank's contracted undrawn commitments.

Credit risk of financial derivatives

Credit exposure or replacement cost of financial derivative instruments represents the Bank's credit exposure from derivative contracts, that is, it indicates the estimated maximum potential losses of the Bank in the event that counterparties fail to perform their obligations. It is usually a small fraction of the notional amounts of the contracts. The credit exposure of each contract is indicated by the credit equivalent calculated pursuant to a newly implemented methodology, Current Average Risk ('CAR'), as the average of estimated potential exposures which the Bank may have over the remaining term of the contract. Credit risk is established depending on the type of contract and takes into account, among other things, the market value of the contract and its maturity. The Bank assesses credit risks of all financial instruments on a daily basis.

As of 31 December 2003, the Bank has a potential credit exposure of CZK 16,093 million (2002: 20,791 million) in the event of non-performance by counterparties to its financial derivative instruments. This amount represents the gross replacement cost at market rates as of 31 December 2003 of all outstanding agreements in the event of all counterparties defaulting and does not allow for the effect of netting arrangements.

(B) Market risk

Segmentation of the Bank's financial operations

For market risk management purposes, the Bank has internally split its activities into two books: the Market Book and the Structural Book. The Market Book includes transactions entered into by the Bank's dealers in the interbank markets and instruments acquired for trading purposes. The Structural Book principally consists of business transactions (lending, acceptance of deposits, amounts due to and from customers), hedging transactions within the Structural Book and other transactions not included in the Market Book.

In order to measure market risk, the Bank primarily operates a system of limits that reflect the Bank's needs as well external requirements.

Products traded by the Bank

The Bank trades the following products that carry an element of market risk: loans and deposits in the interbank market, currency transactions (spots, swaps, forwards), interest rate instruments (interest rate swaps, FRAs), treasury bills and Government bonds, corporate bonds and other specific products, such as bills of exchange/bill programs, cash management for selected clients, etc. The Bank does not conduct any proprietary option transactions, it only enters into back-to-back transactions with options.

The Bank enters into transactions with financial derivative instruments for proprietary purposes as well as on clients' accounts. In addition, the Bank uses derivative instruments to hedge positions that expose the Bank to market risk.

In order to hedge its own positions, the Bank primarily uses interest rate swaps, FRAs and currency swaps.

The Bank has also entered into a number of structured financial derivative transactions for its clients which are designed to meet the clients' hedging needs. These products are measured using internal models; market risk is eliminated by closing the position through a back-to-back deal.

Financial derivative instruments are traded only on over-the-counter markets. The Bank trades no stock exchange derivatives.

Market risk in the Market Book

In order to measure market risk inherent in the Market Book, the Bank uses, inter alia, the Value at Risk concept. Value at Risk is calculated using historical simulations and represents a maximum potential loss on the portfolio over a given time period (typically one trading day) with a confidence level of 99 percent. The Bank uses analyses of historical scenarios ('back testing') to validate the correctness of Value at Risk. The actual results of the trading books are compared with the modelled value of Value at Risk and the Bank assesses the number of breaches of the confidence level.

The Bank has also implemented daily analyses of shock scenarios ('stress testing') of all open positions in the Market Book. The Bank has defined shock scenarios for principal groups of currencies.

The Global Value at Risk over the holding period of one day with a confidence level of 99 percent was EUR (583,570) and EUR (289,993) as of 31 December 2003 and 2002, respectively. The average Global Value at Risk was EUR (417,072) and EUR (381,579) for the years ended 31 December 2003 and 2002, respectively. The Value at Risk limits were determined by management of the Bank for risk management.

Market risk in the Structural Book

The foreign exchange position is monitored on a daily basis in accordance with the CNB Regulation on capital adequacy of banks including credit and market risk. Within its Structural Book, the Bank manages foreign exchange risk so as to achieve minimum risk exposures. In order to achieve this, the foreign exchange position of the Structural Book is measured on a daily basis and subsequently hedged under established rules. For the purpose of hedging foreign exchange positions within the Structural Book, the Bank uses standard cross-currency instruments in the interbank market, such as cross-currency spots and forwards. Pursuant to regulatory requirements, the Bank reports, on a monthly basis, on its foreign currency and Czech crown position to the Czech National Bank.

Interest rate risk within the Structural Book is monitored and measured using a static gap analysis, sensitivity of interest income to a parallel shift of the yield curve, and Earnings at Risk ('EaR') for net interest income which is monitored separately for CZK, USD and EUR, and the sum of other foreign currencies. The EaR indicator shows the maximum departure of the planned net interest income over a one year period attributable to the movements in interest rates with a 99 percent confidence level from the initial value. EaR is set using stochastic simulations of random scenarios of interest rate developments and a change in interest income relative to the initial value is established for each scenario. The calculation of EaR to net interest income involves a stress-testing approach to interest rate risk within the Structural Book.

In order to hedge interest rate risk within the Structural Book the Bank uses both standard derivative instruments available in the interbank market (such as FRAs and interest rate swaps) and appropriate investment in securities or selection of interest rate parameters of other assets and liabilities.

(C) Financial derivatives

The Bank operates a system of market risk and counterparty limits which are designed to restrict inadequate exposure to movements in market prices and counterparty concentrations. The Bank also monitors adherence to all limits on a daily basis and follows up on any breaches of these limits and takes corrective action to reduce the risk exposure.

The following tables set out notional and fair values of financial derivative instruments categorised as held for trading and hedging.

Financial derivative instruments designated as held for trading derivatives:

CZK mil.	Notional value 2003 Assets	Notional value 2003 Liabilities	Notional value 2002 Assets	Notional value 2002 Liabilities	Notional value 2001 Assets	Notional value 2001 Liabilities
Interest rate instruments						
Interest rate swaps	83,477	83,477	66,307	66,307	60,509	60,509
Forward rate agreements	159,693	159,693	150,841	150,841	135,051	135,051
Options	1,400	1,400	5,600	5,600	4,400	4,400
Total	**244,570**	**244,570**	**222,748**	**222,748**	**199,960**	**199,960**
Foreign currency instruments						
Currency swaps	42,690	42,578	80,158	80,021	82,884	82,266
Cross currency swaps	10,005	7,672	18,212	14,997	22,279	21,372
Currency forwards	3,843	3,805	4,003	3,944	4,513	4,435
Call options	3,545	3,567	2,213	2,238	1,231	1,344
Put options	3,567	3,545	2,237	2,213	986	872
Total	**63,650**	**61,167**	**106,823**	**103,413**	**111,893**	**110,289**
Other instruments						
Credit options	11	11	14,758	14,758	20,506	20,506
Forwards on debt securities	1,025	1,025	1,139	1,139	1,813	1,813
Forwards on equities	2	2	0	0	0	0
Equity options	9	9	0	0	0	0
Total	**1,047**	**1,047**	**15,897**	**15,897**	**22,319**	**22,319**
TOTAL	**309,267**	**306,784**	**345,468**	**342,058**	**334,172**	**332,568**

CZK mil.	Fair value 2003 Positive	Fair value 2003 Negative	Fair value 2002 Positive	Fair value 2002 Negative	Fair value 2001 Positive	Fair value 2001 Negative
Interest rate instruments						
Interest rate swaps	1,635	1,731	2,662	2,709	1,873	1,847
Forward rate agreements	62	64	267	333	512	488
Options	11	7	216	227	94	89
Total	**1,708**	**1,802**	**3,145**	**3,269**	**2,479**	**2,424**
Foreign currency instruments						
Currency swaps	876	827	2,431	2,308	2,203	1,634
Cross currency swaps	2,400	56	3,374	166	993	110
Currency forwards	73	33	87	30	89	24
Call options	43	0	37	0	26	0
Put options	0	43	0	36	0	26
Total	**3,392**	**959**	**5,929**	**2,540**	**3,311**	**1,794**
Other instruments						
Credit options	0	0	0	0	0	0
Forwards on debt securities	1	0	1	3	0	0
Forwards on equities	0	0	0	0	0	0
Equity options	0	0	0	0	0	0
Total	**1**	**0**	**1**	**3**	**0**	**0**
TOTAL	**5,101**	**2,761**	**9,075**	**5,812**	**5,790**	**4,218**

Financial derivative instruments designated as held for trading at nominal values per remaining maturity:

CZK mil.	Less than 1 year	1 to 5 years	Over 5 years	Total
Interest rate instruments				
Interest rate swaps	13,227	52,116	18,134	**83,477**
Forward rate agreements	147,573	12,120	0	**159,693**
Options	0	1,400	0	**1,400**
Total	**160,800**	**65,636**	**18,134**	**244,570**
Foreign currency instruments				
Swaps	42,690	0	0	**42,690**
Cross currency swaps	3,100	6,678	227	**10,005**
Forwards	3,535	308	0	**3,843**
Call options	3,418	127	0	**3,545**
Put options	3,439	128	0	**3,567**
Total	**56,182**	**7,241**	**227**	**63,650**
Other instruments				
Credit options	11	0	0	**11**
Forwards on debt securities	1,025	0	0	**1,025**
Forwards on equities	2	0	0	**2**
Equity options	9	0	0	**9**
Total	**1,047**	**0**	**0**	**1,047**
TOTAL	**218,029**	**72,877**	**18,361**	309,267

Note: The remaining maturity of forward rate agreements (FRA) covers the period to the fixing date when off balance sheet exposures are reversed.

Financial derivative instruments designated as hedging:

	Notional value		Notional value		Notional value	
CZK mil.	**2003 Assets**	**2003 Liabilities**	2002 Assets	2002 Liabiliteis	2001 Assets	2001 Liabiliteis
Interest rate instruments						
Interest rate swaps	89,497	89,497	68,641	68,641	65,427	65,427
Forward rate agreements	0	0	0	0	2,800	2,800
Total	**89,497**	**89,497**	**68,641**	**68,641**	**68,227**	**68,227**
TOTAL	**89,497**	**89,497**	**68,641**	**68,641**	**68,227**	**68,227**

	Fair value		Fair value		Fair value	
CZK mil.	**2003 Positive**	**2003 Negative**	2002 Positive	2002 Negative	2001 Positive	2001 Negative
Interest rate instruments						
Interest rate swaps	3,914	697	4,715	266	2,033	78
Forward rate agreements	0	0	0	0	27	0
Total	**3,914**	**697**	**4,715**	**266**	**2,060**	**78**
TOTAL	**3,914**	**697**	**4,715**	**266**	**2,060**	**78**

Remaining maturity of derivatives designated as hedging:

CZK mil.	Less than 1 year	1 to 5 years	Over 5 years	Total
Interest rate swaps	8,300	35,425	45,772	89,497
Total	**8,300**	**35,425**	**45,772**	**89,497**

(D) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument, therefore, indicates to what extent it is exposed to interest rate risk.

The Bank uses internal models for managing interest rate risk. The objective of these models is to describe the estimated economic behaviour of the Bank's clients when market interest rates fluctuate. It is the policy of management to manage the exposure to fluctuations in net interest income arising from changes in interest rates through gap analysis of assets and liabilities in individual groups. Further information about interest rate risk management is provided in Section B of this note.

The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Those assets and liabilities that do not have contractual maturity or a repricing date were grouped in the 'maturity undefined' category.

CZK mil.	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	Total
Assets						
Cash in hand, balances with central banks	2,783	0	0	0	8,967	11,750
State zero-coupon bonds and other securities eligible for refinancing with the CNB	13,446	11,293	4,042	3,920	0	32,701
Amounts due from banks	177,961	4,584	2,849	16,200	174	201,768
Amounts due from customers	85,420	36,390	35,037	1,975	1,327	160,149
Debt securities	7,965	1,172	2,806	3,567	0	15,510
Shares, participation certificates and other holdings	0	0	0	0	233	233
Equity holdings in associates	0	0	0	0	220	220
Equity holdings in subsidiaries	0	0	0	0	1,204	1,204
Intangible fixed assets	0	0	0	0	1,967	1,967
Tangible fixed assets	0	0	0	0	9,692	9,692
Other assets	215	4,148	0	0	10,941	15,304
Prepayments and deferred income	0	0	0	0	899	899
Total assets	**287,790**	**57,587**	**44,734**	**25,662**	**35,624**	**451,397**
Liabilities						
Amounts owed to banks	15,932	842	244	0	1,634	18,652
Amounts owed to customers	95,421	2,559	971	135	216,722	315,808
Payables from debt securities	35,305	17,190	0	2,911	0	55,406
Other liabilities	3,599	0	0	0	3,461	7,060
Deferred income and accrued expenses	0	5,862	0	0	22	5,884
Reserves	0	0	0	0	8,168	8,168
Total liabilities	**150,257**	**26,453**	**1,215**	**3,046**	**230,007**	**410,978**
On balance sheet interest rate sensitivity gap at 31 December 2003	**137,533**	**31,134**	**43,519**	**22,616**	**(194,383)**	**40,419**
*Off balance sheet assets **	69,158	134,153	89,827	50,934	0	344,072
Off balance sheet liabilities*	144,857	129,056	60,216	9,943	0	344,072
Net off balance sheet interest rate sensitivity gap at 31 December 2003	**(75,699)**	**5,097**	**29,611**	**40,991**	**0**	**0**
Cumulative interest rate sensitivity gap at 31 December 2003	**61,834**	**98,065**	**171,195**	**234,802**	**40,419**	**x**
Total assets at 31 December 2002	288,929	49,188	39,831	25,650	42,384	445,982
Total liabilities at 31 December 2002	162,993	13,494	18,734	245	216,712	412,178
Net on balance sheet interest rate sensitivity gap at 31 December 2002	125,936	35,694	21,097	25,405	(174,328)	33,804
Net off balance sheet interest rate sensitivity gap at 31 December 2002	(40,350)	(8,090)	26,679	19,761	0	0
Cumulative interest rate sensitivity gap at 31 December 2002	86,586	115,190	162,966	208,132	33,804	x

Note: / Off balance sheet assets and liabilities reflect amounts receivable and payable arising from interest rate derivatives which include interest rate swaps, interest rate forwards, interest rate options and cross currency swaps.*

(E) *Liquidity risk*

Liquidity risk is a measure of the extent to which the Bank may be required to raise funds to meet its commitments associated with financial instruments.

Liquidity risk management is based upon the liquidity risk management system approved by the Bank's Management Board which complies with the CNB Regulation on banking liquidity management principles and covers the other needs/requirements of the Bank in respect of liquidity risk management. Liquidity is monitored on a bank wide level, with the Market Book also having a stand-alone limit. The Bank has established its liquidity risk management rules such that it maintains its liquidity profile in normal conditions (basic liquidity scenario) and in crisis conditions (crisis liquidity scenario). As such, the Bank has defined a set of indicators for which binding limits are established.

The Bank is exposed to daily calls on its available cash resources from derivatives, overnight deposits, current accounts, maturing deposits, loan draw-downs and guarantees. The Bank does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Bank sets limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of interbank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand.

The Bank provides the Czech National Bank with a 'Summary of actual remaining maturities of assets and liabilities' and a 'Summary of estimated remaining maturity of assets and liabilities' on a monthly basis.

The table below provides an analysis of assets, liabilities and shareholders' equity into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date pursuant to CNB methodology. Those assets and liabilities that do not have a contractual maturity date are grouped together in the 'maturity undefined' or 'on demand' category. The 'on demand' category principally consists of all current accounts of banks and clients.

CZK mil.	On demand to 7 days	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	To
Assets							
Cash in hand, balances with central banks	8,967	0	0	0	0	2,783	11,75
State zero-coupon bonds and other securities eligible for refinancing with the CNB	1,732	11,714	11,293	4,042	3,920	0	32,70
Amounts due from banks	63,382	114,310	4,552	2,800	16,200	524	201,76
Amounts due from customers	3,391	13,012	50,433	43,912	27,115	22,286	160,14
Debt securities	0	1,418	770	3,216	10,106	0	15,51
Shares, participation certificates and other holdings	0	0	0	0	0	233	23
Equity holdings in associates	0	0	0	0	0	220	22
Equity holdings in subsidiaries	0	0	0	0	0	1,204	1,20
Intangible fixed assets	0	0	0	0	0	1,967	1,96
Tangible fixed assets	0	0	0	0	0	9,692	9,69
Other assets	215	0	4,148	0	0	10,941	15,30
Prepayments and deferred income	0	0	0	0	0	899	89
Total assets	**77,687**	**140,454**	**71,196**	**53,970**	**57,341**	**50,749**	**451,39**
Liabilities							
Amounts owed to banks	9,057	3,290	3,865	2,440	0	0	18,65
Amounts owed to customers	266,116	38,316	4,634	6,007	735	0	315,80
Payables from debt securities	26,772	7,110	17,435	1,229	2,860	0	55,40
Other liabilities	2,977	0	1,449	0	0	2,634	7,06
Deferred income and accrued expenses	22	0	5,862	0	0	0	5,88
Reserves	0	0	0	0	0	8,168	8,16
Share capital	0	0	0	0	0	18,952	18,952
Share premium	0	0	0	0	0	117	117
Reserve funds and other funds from profit	0	0	0	0	0	1,652	1,652
Gains or losses from revaluation	0	0	0	0	0	1,294	1,294
Retained earnings or accumulated losses brought forward	0	0	0	0	0	9,094	9,094
Profit/(loss) for the period	0	0	0	0	0	9,310	9,310
Total liabilities	**304,944**	**48,716**	**33,245**	**9,676**	**3,595**	**51,221**	**451,397**
On balance sheet net liquidity gap at 31 December 2003	**(227,257)**	**91,738**	**37,951**	**44,294**	**53,746**	**(472)**	**0**
Off balance sheet assets *	14,564	32,930	57,541	19,855	5,179	25,605	155,674
Off balance sheet liabilities *	14,375	27,135	16,232	7,578	1,180	777	67,277
Off balance sheet net liquidity gap at 31 December 2003	**189**	**5,795**	**41,309**	**12,277**	**3,999**	**24,828**	**88,397**
TOTAL ASSETS AT 31 DECEMBER 2002	90,681	120,062	33,015	66,443	59,710	76,071	445,982
Total liabilities at 31 December 2002	276,599	52,982	25,484	31,038	9,385	50,494	445,982
On balance sheet net liquidity gap at 31 December 2002	(185,918)	67,080	7,531	35,405	50,325	25,577	0
Off balance sheet net liquidity gap at 31 December 2002	144	9,617	33,627	19,024	11,595	22,487	96,494

Note: / Off balance sheet assets and liabilities include amounts receivable and payable arising from FX spot, forward and option contracts and receivables and payables under guarantees, letters of credit and committed facilities.*

(F) Aggregate assets and liabilities in foreign currencies

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Assets			
CZK	414,880	385,157	338,732
Foreign currency	36,517	60,825	90,927
Total assets	**451,397**	**445,982**	**429,659**
Liabilities			
CZK	409,240	394,218	366,450
Foreign currency	42,157	51,764	63,209
Total liabilities	**451,397**	**445,982**	**429,659**
Off balance sheet assets			
CZK	418,508	438,200	394,298
Foreign currency	85,914	92,713	84,694
Total off balance sheet assets	**504,422**	**530,913**	**478,992**
Off balance sheet liabilities			
CZK	745,989	753,294	720,535
Foreign currency	85,758	106,625	118,067
Total off balance sheet liabilities	**831,747**	**859,919**	**838,602**

(G) Operational risk

The Bank does not presently monitor and manage operational risk centrally. Operational risk is monitored at the level of organisational units. Pursuant to the anticipated introduction of a capital requirement in respect of operational risk, the Bank has been centrally monitoring and reporting significant events of operational risk to its parent company since mid-2003. Management of the Bank are currently not considering putting other tools in place for measuring and managing operational risk.

(H) Legal risk

The Bank regularly monitors and evaluates legal disputes filed against it. The Bank categorises the estimated risk of loss in the disputes into three categories: low risk (below 50 percent), medium risk and high risk. In order to cover all contingent liabilities arising from legal disputes, the Bank establishes a reserve equal to the claimed amount in respect of all litigation, where it is named as a defendant and the likelihood of loss has been estimated to exceed 50 percent. The Bank also manages its legal risk through the assessment of legal risks involved in the contracts to which the Bank is a party.

28 Contingencies and off balance sheet commitments

Legal disputes

The Bank conducted a review of legal proceedings outstanding against it as of 31 December 2003. Pursuant to the review of significant litigation matters in terms of the risk of losses and litigated amounts, the Bank has recorded a provision of CZK 435 million (2002: CZK 458 million, 2001: CZK 75 million) for these legal disputes. The Bank has also recorded an accrual of CZK 92 million (2002: CZK 64 million, 2001: CZK 24 million) for costs associated with a potential payment of interest on one of the pursued claims.

As of 31 December 2003, the Bank assessed legal actions filed against other entities. The Bank has been notified that certain parties against which it is taking legal action may file counterclaims against it. The Bank will contest any such claims and, taking into consideration the opinion of its internal and external legal counsel, believes that any asserted claims made will not materially affect its financial position. No provision has been made in respect of these matters.

Commitments arising from the issuance of guarantees

Commitments from guarantees represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties. These assurances carry the same credit risk as loans and therefore the Bank makes provisions against these instruments on the same basis as is applicable to loans.

Capital commitments

As of 31 December 2003, the Bank had capital commitments of CZK 84 million (2002: CZK 202 million, 2001: CZK 88 million) in respect of current capital investment projects. Management is confident that future net revenues and funding will be sufficient to cover this commitment.

Commitments arising from the issuance of letters of credit

Documentary letters of credit, which are written irrevocable undertakings by the Bank on behalf of a customer (mandatory) authorising a third party (beneficiary) to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate. The Bank records provisions against these instruments on the same basis as is applicable to loans.

Commitments to extend credit, undrawn loan commitments, unutilised overdrafts and approved overdraft loans

Principal off balance sheet exposures include unutilised overdrafts and approved overdraft loans, undrawn loan commitments, issued commitments to extend credit and unutilised facilities. The primary purpose of commitments to extend credit is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or stand-by letters of credit. Commitments to extend credit issued by the Bank represent issued loan commitments or guarantees, undrawn portions of and approved overdrafts loans. Commitments to extend credit or guarantees issued by the Bank which are contingent upon customers maintaining specific credit standards (including the condition that a customer's solvency does not deteriorate) are revocable commitments. Irrevocable commitments represent undrawn portions of authorised loans and approved overdraft facilities because they result from contractual terms and conditions in the credit agreements.

Financial commitments and contingencies comprise:

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Non-payment guarantees including commitments to issued non-payment guarantees	8,629	7,541	5,523
Payment guarantees including commitments to issued payment guarantees	4,157	13,605	12,547
Letters of credit uncovered	575	942	667
Stand by letters of credit uncovered	846	471	782
Commitments from guarantees	**14,207**	**22,559**	**19,519**
Received bills of exchange/acceptances and endorsements of bills of exchange	62	0	20
Total contingent liabilities	**14,269**	**22,559**	**19,539**
Committed facilities	13,734	13,717	15,648
Undrawn credit commitments	20,520	23,743	15,767
Confirmed letters of credit	149	15	5
Unutilised overdrafts and approved overdraft loans	30,487	26,393	20,855
Unutilised discount facilities	510	908	0
Unutilised limits under Framework agreements to provide financial services	10,954	9,771	0
Total other commitments and unutilised overdrafts	**76,354**	**74,547**	**52,275**
Letters of credit covered	42	96	298
Stand by letters of credit covered	1	59	0
Total contingent revocable and irrevocable commitments	**90,666**	**97,261**	**72,112**

The Bank provides a variety of credit facilities to its largest clients including Czech entities which are part of international groups and which are State owned. Of the Bank's committed facilities and guarantees, CZK 6,220 million (2002: CZK 5,852 million, 2001: CZK 8,971 million) is revocable. All other committed facilities, undrawn credit commitments and unutilised overdrafts are irrevocable and are not subject to further approvals by the Bank.

Payment guarantees provided to the Bank's subsidiary, Komercni Finance B. V., in connection with the issued subordinated debt (CZK 6,028 million as of 31 December 2002, CZK 7,252 million as of 31 December 2001) were withdrawn following the earlier repayment of the debt in accordance with issue terms and conditions (refer also to Note 23).

Credit default swap instruments recorded as issued bank guarantees (2002: EUR 100 million, 2001: EUR 100 million) were closed out in the last quarter of 2003.

The risk associated with off balance sheet credit commitments and contingent liabilities is assessed similarly as for loans to customers, taking into account the financial position and activities of the entity to which the Bank issued the guarantee and taking into account the collateral obtained. As of 31 December 2003, the Bank recorded provisions for these risks amounting to CZK 1,213 million (2002: CZK 2,315 million, 2001: CZK 1,852 million).

29 Related parties

The following table summarises loans issued to Group companies and their deposits with the Bank:

CZK mil.	**31 December 2003**	31 December 2002	31 December 2001
Company			
Komerční banka Bratislava, a. s.	0	1	86
CAC LEASING, a. s.	x	886	890
Factoring KB, a. s.	265	199	311
Všeobecná stavební spořitelna KB, a. s.	113	238	662
MUZO, a. s.	318	406	495
Total loans	**696**	**1,730**	**2,444**
Komerční pojišťovna, a. s.	273	484	275
Komerční banka Bratislava, a. s.	2	131	11
CAC LEASING, a. s.	x	12	6
Factoring KB, a. s.	64	84	56
Investiční kapitálová společnost KB, a. s	139	25	26
Všeobecná stavební spořitelna KB, a. s.	102	2	82
MUZO, a. s.	32	55	81
ASIS, a. s., v likvidaci	8	51	18
ALL IN, a.s., v likvidaci	23	23	20
Reflexim, a. s.	x	15	17
Penzijní fond Komerční banky, a. s.	0	441	75
A-TRADE, a. s.	x	x	30
Total deposits	**643**	**1,323**	**697**

In the years ended 31 December 2003 and 2002, the Bank realised no material amounts of income or expenses with its Group companies.

Amounts due to and from the Société Générale Group entities

Principal balances due from the Société Générale Group entities include:

CZK mil.	**31 December 2003**	31 December 2002
Company		
Société Générale London	0	362
Société Générale Paris	19,991	18,743
Société Générale Tokyo	0	80
Sogelease ČR, a.s.	x	10
Franfinance Consumer Credit, s.r.o.	400	x
Franfinance Czech Republic s.r.o.	1,077	0
SGBT Luxembourg	407	0
Total	**21,875**	19,195

Principal balances owed to the Société Générale Group entities include:

CZK mil.	**31 December 2003**	31 December 2002
Company		
Franfinance Czech Republic s.r.o.	52	357
SG Finance Praha, a.s.	x	76
SGBT Luxemburg	29	19
Société Générale Warsaw	38	31
Société Générale Paris	1,796	1,282
Franfinance Consumer Credit, s.r.o.	27	x
Société Générale, Prague branch	x	45
Sogelease ČR, a.s.	x	56
Total	**1,942**	**1,866**

Amounts due to and from the Société Générale Group entities principally comprise balances of current accounts, nostro and loro accounts, issued loans, interbank market loans and placements, and debt securities acquired under initial offerings not designated for trading (refer also to Note 13).

As of 31 December 2003, the Bank also carried off balance sheet exposures to Société Générale Group, of which off balance sheet notional assets and liabilities amounted to CZK 49,091 million (2002: CZK 8,069 million) and CZK 40,332 million (2002: CZK 11,481 million), respectively. These amounts principally relate to currency forwards, spot transactions and interest rate swaps and accepted guarantees for credit exposures.

As of 31 December 2003, the Bank also carried other amounts due to and from the Société Générale Group entities which are immaterial.

During the year ended 31 December 2003, the Bank realised total net income of CZK 718 million (2002: CZK 76 million) and total net expenses of CZK 591 million (2002: CZK 494 million) with Société Générale Paris. Income includes interest income from debt securities acquired under initial offerings not designated for trading issued by Société Générale Paris (refer also to Note 17), income from interbank deposits and fees from transactions with securities. Expenses comprise expenses of interbank deposits, net loss from financial operations and expenses related to the provision of management and consultancy services.

In the years ended 31 December 2003 and 2002, the Bank recorded no amounts due from the members of its statutory bodies or related persons (2001:CZK 3 million).

Remuneration and equity compensation scheme of the members of the Management and Supervisory Boards

Remuneration paid to the members of the Management and Supervisory Boards during the years was as follows:

CZK mil.	31 December 2003	31 December 2002	31 December 2001
Remuneration to the Management Board members*	47	41	206
Remuneration to the Supervisory Board members**	3	4	29
Remuneration to the Directors' Committee members***	64	66	21
Total	**114**	**111**	**256**

Note:

* ***Remuneration to the Management Board members*** *includes amounts paid during the year ended 31 December 2003 to the current and former directors of the Bank under mandate and management contracts, net of bonuses for 2003, figures for expatriate members of the Management Board include a portion of remuneration net of bonuses for 2003 and other compensations and benefits arising from expatriate relocation contracts.*

** ***Remuneration to the Supervisory Board members*** *includes amounts paid during the year ended 31 December 2003 to the current and former members of the Supervisory Board.*

*** ***Remuneration to the Directors' committee members*** *represents the sum of compensation and benefits paid in 2003 under management contracts or under expatriate relocation contracts in respect of expatriates. This balance does not reflect any compensation provided to the Management Board members (as it is reflected in the remuneration to the Management Board members). All the Management Board members are members of the Directors' Committee.*

	31 December 2003	31 December 2002	31 December 2001
Number of the Management Board members	6	6	5
Number of the Supervisory Board members	9	9	9
Number of the Directors' Committee members	20*	18*	15*

Note: / These figures include all members of the Management Board who are also members of the Directors' Committee.*

As of 31 December 2003, the Bank recorded a reserve of CZK 18 million (2002: CZK 35 million, 2001: CZK 9 million) for an equity compensation program and an estimated payable of CZK 22 million (2002: CZK 15 million, 2001: CZK 11 million) for Management Board bonuses.

Under the equity compensation program, certain members of the Supervisory Board of the Bank have a right to purchase during the first half of 2004 a pre-determined number of ordinary shares of the Bank at CZK 500 per share ('call options'). The members of the Supervisory Board have a right, but not the obligation, to put these shares on the Bank at a price of CZK 1,000 per share after these shares have been held by Board members for a minimum period ('put options'). The cost of the exercise of these options is borne by the Bank. Options held by the participants of the equity compensation scheme amount to 13,680 shares (2002: 18,240 shares). The equity compensation program will expire in mid-2004.

30 Post balance sheet events

No significant events occurred between the balance sheet date and the date when these financial statements were authorised for issue.

Unconsolidated Financial Statements under IFRS

Unconsolidated Profit and Loss Statement Year ended 31 December 2003

CZK mil.

	Year ended 31 December 2003	Year ended 31 December 2002
Interest income	20,085	25,315
Interest expense	(8,148)	(12,868)
Net interest income	**11,937**	**12,447**
Net fees and commissions	8,711	8,320
Net profit/(loss) on financial operations	800	1,426
Other income	441	404
Total operating income	**21,889**	**22,597**
Administrative expenses	(9,711)	(10,100)
Depreciation and other provisions	(1,347)	(1,653)
Restructuring costs	(670)	(1,007)
Total operating costs	**(11,728)**	**(12,760)**
Profit before provisions for loan and investment losses and income taxes	**10,161**	**9,837**
Provision for loan losses	2,480	2,532
Provision for losses on securities	(74)	(759)
Provision for investments in subsidiaries and associates	716	(339)
Provisions for loan and investment losses	3,122	1,434
Profit/(loss) before income taxes	**13,283**	11,271
Income taxes	(4,021)	(2,508)
Net profit/(loss)	9,262	8,763
Earnings/(loss) per share (in CZK)	**243.68**	**230.55**

Unconsolidated Financial Statements under IFRS

Unconsolidated Profit and Loss Statement Year ended 31 December 2003

CZK mil.

	Year ended 31 December 2003	Year ended 31 December 2002
Interest income	**20,085**	25,315
Interest expense	**(8,148)**	(12,868)
Net interest income	**11,937**	**12,447**
Net fees and commissions	**8,711**	8,320
Net profit/(loss) on financial operations	**800**	1,426
Other income	**441**	404
Total operating income	**21,889**	**22,597**
Administrative expenses	**(9,711)**	(10,100)
Depreciation and other provisions	**(1,347)**	(1,653)
Restructuring costs	**(670)**	(1,007)
Total operating costs	**(11,728)**	**(12,760)**
Profit before provisions for loan and investment losses and income taxes	**10,161**	9,837
Provision for loan losses	**2,480**	2,532
Provision for losses on securities	**(74)**	(759)
Provision for investments in subsidiaries and associates	**716**	(339)
Provisions for loan and investment losses	**3,122**	1,434
Profit/(loss) before income taxes	**13,283**	11,271
Income taxes	**(4,021)**	**(2,508)**
Net profit/(loss)	**9,262**	**8,763**
Earnings/(loss) per share (in CZK)	**243.68**	**230.55**

Unconsolidated Financial Statements under IFRS

Unconsolidated Profit and Loss Statement Year ended 31 December 2003

CZK mil.

	Year ended 31 December 2003	Year ended 31 December 2002
Interest income	**20,085**	25,315
Interest expense	**(8,148)**	(12,868)
Net interest income	**11,937**	**12,447**
Net fees and commissions	**8,711**	8,320
Net profit/(loss) on financial operations	**800**	1,426
Other income	**441**	404
Total operating income	**21,889**	**22,597**
Administrative expenses	**(9,711)**	(10,100)
Depreciation and other provisions	**(1,347)**	(1,653)
Restructuring costs	**(670)**	(1,007)
Total operating costs	**(11,728)**	**(12,760)**
Profit before provisions for loan and investment losses and income taxes	**10,161**	9,837
Provision for loan losses	**2,480**	2,532
Provision for losses on securities	**(74)**	(759)
Provision for investments in subsidiaries and associates	**716**	(339)
Provisions for loan and investment losses	**3,122**	1,434
Profit/(loss) before income taxes	**13,283**	11,271
Income taxes	**(4,021)**	**(2,508)**
Net profit/(loss)	9,262	8,763
Earnings/(loss) per share (in CZK)	**243.68**	**230.55**

Unconsolidated Balance Sheet as of 31 December 2003

CZK mil.

	31 December 2003	31 December 2002
Assets		
Cash and current balances with banks	**12,340**	14,377
Amounts due from banks	**201,638**	199,729
Trading securities	**25,674**	9,277
Positive fair value of financial derivative transactions	**9,015**	13,790
Due from Česká konsolidační agentura	**24,303**	35,440
Loans to customers, net	**130,900**	121,154
Securities available for sale	**22,673**	24,390
Investments held to maturity	**97**	2,476
Prepayments, accrued income and other assets	**7,237**	5,704
Deferred tax asset	**496**	902
Investments in subsidiaries and associates	**1,424**	1,588
Tangible and intangible fixed assets, net	**11,768**	10,926
Total assets	**447,565**	**439,753**
Liabilities		
Amounts due to banks	**18,959**	22,549
Amounts due to customers	**349,505**	341,114
Negative fair value of financial derivative transactions	**3,458**	6,078
Certificated debt	**21,348**	18,267
Accruals, provisions and other liabilities	**11,796**	7,947
Income taxes payable	**1,449**	2,796
Deferred tax liability	**651**	1,144
Subordinated debt	**0**	6,100
Total liabilities	**407,166**	**405,995**
Shareholders' equity		
Share capital	**19,005**	19,005
Share premium and reserves	**21,394**	14,753
Total shareholders' equity	**40,399**	**33,758**
Total liabilities and shareholders' equity	**447,565**	**439,753**

Unconsolidated Statement of Changes in Shareholders' Equity

Year ended 31 December 2003

CZK mil.

	Share capital	Capital and reserve funds and undistributed profit*	Compen-sation reserve	Hedging reserve	Revaluation reserve	Total
Balance at 31 December 2001	**19,005**	**3,768**	**9**	**872**	**(56)**	**23,598**
Cash flow hedging:						
- net fair value, net of tax	0	0	0	2,216	0	2,216
- transfer to net profit, net of tax	0	0	0	(689)	0	(689)
Currency translation from foreign investments	0	0	0	0	2	2
Other treasury shares	0	280	0	0	0	280
Equity compensation program reserve	0	0	26	0	0	26
Dividends	0	(437)	0	0	0	(437)
Net profit for the period	0	8,763	0	0	0	8,763
Balance at 31 December 2002	**19,005**	**12,374**	**35**	**2,398**	**(54)**	**33,758**
Cash flow hedging:						
- net fair value, net of tax	0	0	0	124	0	124
- transfer to net profit, net of tax	0	0	0	(1,194)	0	(1,194)
Currency translation from foreign investments	0	0	0	0	20	20
Other treasury shares	0	(34)	0	0	0	(34)
Equity compensation program reserve	0	0	(17)	0	0	(17)
Dividends	0	(1,520)	0	0	0	(1,520)
Net profit for the period	0	9,262	0	0	0	9,262
Balance at 31 December 2003	**19,005**	**20,082**	**18**	**1,326**	**(34)**	**40,399**

Note:/ Capital and reserve funds and undistributed profit consist of statutory reserve funds, other funds created from profit and retained earnings.*

Unconsolidated Cash Flow Statement Year ended 31 December 2003

CZK mil.

	Year ended 31 December 2003	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2002
Cash flows from operating activities				
Interest and commission receipts	29,352		36,758	
Interest and commission payments	(7,886)		(12,378)	
Other income receipts	885		1,107	
Cash payments to employees and suppliers, and other payments	(11,963)		(8,107)	
Operating cash flow before changes in operating assets and operating liabilities	10,388		17,380	
Due from banks	(2,149)		(43,842)	
Loans and advances to customers	1,976		27,686	
Securities held for trading	(16,381)		(5,598)	
Other assets	98		(1,535)	
Total (increase)/decrease in operating assets	(16,456)		(23,289)	
Amounts due to banks	(3,885)		(6,642)	
Amounts due to customers	8,470		19,105	
Other liabilities	7,013		(1,952)	
Total increase/(decrease) in operating liabilities	11,598		10,511	
Net cash flow from operating activities before taxes	5,530		4,602	
Income taxes paid	(4,975)		(1,417)	
Net cash flows from operating activities		555		3,185
Cash flows from investing activities				
Dividends received	288		221	
Purchase of investments held to maturity	0		(2,446)	
Maturity of investments held to maturity	2,237		884	
Purchase of securities available for sale	(4,765)		(8,098)	
Sale of securities available for sale	5,836		15,102	
Purchase of tangible and intangible fixed assets	(2,644)		(1,040)	
Sale of tangible and intangible fixed assets	481		533	
Purchase of investments in subsidiaries and associates	0		(989)	
Sale of investments in subsidiaries and associates	900		11	
Net cash flow from investing activities		2,333		4,178
Cash flows from financing activities				
Paid dividends	(1,510)		(437)	
Subordinated debt	(5,466)		(585)	
Certificated debts issued	2,555		0	
Certificated debts redeemed	(913)		(10,372)	
Net cash flow from financing activities		(5,334)		(11,394)
Net increase/(decrease) in cash and cash equivalents	(2,446)		(4,030)	
Cash and cash equivalents at beginning of year	13,124		17,154	
Cash and cash equivalents at end of year		10,678		13,124

Consolidated Financial Statements under IFRS

Independent Auditor's Report To the Shareholders of Komerční banka, a.s.

We have audited the accompanying consolidated balance sheets of Komerční banka, a.s. and subsidiaries ("the Group") as of 31 December 2003 and 2002, and the related statements of income, cash flows and changes in equity for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2003 and 2002, and the results of its operations, cash flows and changes in equity for the years then ended in accordance with International Financial Reporting Standards.

Prague, 18 March 2004

Audit firm:

Deloitte & Touche spol. s r.o.

Certificate no. 79

Statutory auditor:

Michal Petrman

Certificate no. 1105

Consolidated Profit and Loss Statement Year ended 31 December 2003

CZK mil.

	Notes	Year ended 31 December 2003	Year ended 31 December 2002
Interest income	5	20,362	25,595
Interest expense	5	(8,196)	(12,904)
Net interest income		12,166	12,691
Net fees and commissions	6	9,075	8,595
Net profit/(loss) on financial operations	7	708	1,433
Other income	8	588	2,640
Total operating income		22,537	25,359
Administrative expenses	9	(10,288)	(12,461)
Depreciation and other provisions	10	(1,551)	(1,810)
Restructuring costs	11	(674)	(1,085)
Total operating costs		(12,513)	(15,356)
Profit/(loss) attributable to exclusion of companies from consolidation	12	12	(1)
Income from share of associated undertakings	12	433	21
Profit before provision for loan and investment losses and income taxes		10,469	10,023
Provision for loan losses		2,477	2,522
Provision for losses on securities		(74)	(759)
Provision for investments in subsidiaries and associates		24	(5)
Provisions for loan and investment losses	13	2,427	1,758
Profit/(loss) before income taxes		12,896	11,781
Income taxes	14	(4,166)	(2,661)
Net profit/(loss) before minority interest		8,730	9,120
Profit/(loss) attributable to minority interest		(61)	(94)
Net profit/(loss)		8,669	9,026
Earnings/(loss) per share (in CZK)	16	228.07	237.46

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet As of 31 December 2003

CZK mil.

	Notes	31 December 2003	31 December 2002
Assets			
Cash and current balances with banks	17	**12,449**	14,508
Amounts due from banks	18	**202,123**	200,239
Trading securities	19	**26,105**	9,786
Positive fair value of financial derivative transactions	36	**9,023**	13,815
Due from Česká konsolidační agentura	20	**24,303**	35,440
Loans to customers, net	21	**132,988**	122,978
Securities available for sale	22	**27,556**	27,037
Investments held to maturity	23	**248**	243
Prepayments, accrued income and other assets	24	**7,746**	7,504
Deferred tax asset	31	**510**	905
Investments in associates and unconsolidated subsidiaries	25	**876**	1,643
Tangible and intangible fixed assets, net	26	**12,736**	11,994
Total assets		**456,663**	**446,092**
Liabilities			
Amounts due to banks	27	**20,085**	24,297
Amounts due to customers	28	**353,569**	341,708
Negative fair value of financial derivative transactions	38	**3,474**	6,131
Certificated debt	29	**21,024**	17,943
Accruals, provisions and other liabilities	30	**14,742**	12,687
Income taxes payable	14	**1,443**	2,840
Deferred tax liability	31	**679**	1,168
Subordinated debt	32	**0**	3,720
Total liabilities		**415,016**	**410,494**
Shareholders' equity			
Share capital	33	**19,005**	19,005
Share premium and reserves		**22,396**	16,361
Total shareholders' equity		**41,401**	**35,366**
Minority interest		**246**	**232**
Total liabilities and shareholders' equity		**456,663**	**446,092**

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements were approved by the Board of Directors on 18 March 2004.

Signed on behalf of the Board of Directors:

Alexis Juan
Chairman of the Board of Directors and CEO

Philippe Rucheton
Member of the Board of Directors and CFO

Consolidated Statement of Changes in Shareholders' Equity Year ended 31 December 2003

CZK mil.

	Share capital	Capital and reserve funds and undistributed profit*	Compen-sation reserve	Hedging reserve	Revaluation reserve	Total
Balance at 31 December 2001	**19,005**	**5,096**	**9**	**872**	**(56)**	**24,927**
Cash flow hedging:						
- net fair value, net of tax	0.	0	0	2,232	0	**2,232**
- transfer to net profit, net of tax	0	0	0	(689)	0	**(689)**
Currency translation from foreign investments	0	0	0	0	1	**1**
Other treasury shares	0	280	0	0	0	**280**
Equity compensation program reserve	0	0	26	0	0	**26**
Dividends	0	(437)	0	0	0	**(437)**
Net profit for the period	0	9,026	0	0	0	**9,026**
Balance at 31 December 2002	**19,005**	**13,966**	**35**	**2,415**	**(55)**	**35,366**
Cash flow hedging:						0
- net fair value, net of tax	0	0	0	124	0	**124**
- transfer to net profit, net of tax	0	0	0	(1,211)	0	**(1,211)**
Currency translation from foreign investments	0	0	0	0	25	**25**
Other treasury shares	0	(35)	0	0	0	**(35)**
Equity compensation program reserve	0	0	(17)	0	0	**(17)**
Dividends	0	(1,520)	0	0	0	**(1,520)**
Net profit for the period	0	8,669	0	0	0	**8,669**
Balance at 31 December 2003	**19,005**	**21,080**	**18**	**1,328**	**(30)**	**41,401**

**Capital and reserve funds and undistributed profit consist of statutory reserve funds, other funds created from profit and retained earnings.*

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement Year ended 31 December 2003

CZK mil.

	Year ended 31 December 2003	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2002
Cash flows from operating activities				
Interest and commission receipts	30,170		37,020	
Interest and commission payments	(7,892)		(12,243)	
Other income receipts	385		4,083	
Cash payments to employees and suppliers, and other payments	(12,336)		(10,784)	
Operating cash flow before changes in operating assets and operating liabilities	**10,327**		18,076	
Due from banks	(2,133)		(43,607)	
Loans to customers	1,786		27,550	
Securities held for trading	(16,301)		(5,402)	
Other assets	(461)		(934)	
Total (increase)/decrease in operating assets	**(17,109)**		(22,393)	
Amounts due to banks	(4,612)		(6,874)	
Amounts due to customers	11,683		18,219	
Other liabilities	7,926		(2,632)	
Total increase/(decrease) in operating liabilities	**14,997**		8,713	
Net cash flow from operating activities before taxes	8,215		4,396	
Income taxes paid	(5,134)		(1,499)	
Net cash flows from operating activities		**3,081**		2,897
Cash flows from investing activities				
Dividends received	249		153	
Purchase of investments held to maturity	0		(2,141)	
Maturity of investments held to maturity	2		884	
Purchase of securities available for sale	(7,234)		(8,966)	
Sale of securities available for sale	6,089		15,102	
Purchase of tangible and intangible fixed assets	(2,804)		(1,134)	
Sale of tangible and intangible fixed assets	513		542	
Purchase of investments in subsidiaries and associates	0		0	
Sale of investments in subsidiaries and associates	1,006		11	
Net cash flow from investing activities		**(2,179)**		4,451
Cash flows from financing activities				
Paid dividends	(1,510)		(437)	
Dividends paid to minority shareholders	(48)		(51)	
Subordinated debt	(3,464)		0	
Certificated debts issued	2,555		0	
Certificated debts redeemed	(913)		(10,915)	
Net cash flow from financing activities		**(3,380)**		(11,403)
Net increase/(decrease) in cash and cash equivalents	**(2,478)**		(4,055)	
Cash and cash equivalents at beginning of year	**13,260**		17,315	
Cash and cash equivalents at end of year (see Note 34)		**10,782**		13,260

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Year ended 31 December 2003

1 *Principal activities*

The Financial Group of Komerční banka, a. s. (the 'Group') consists of Komerční banka, a. s. (the 'Bank') and 11 subsidiaries and associated undertakings. The parent enterprise of the Group is the Bank which is incorporated in the Czech Republic as a joint stock company. The principal activities of the Bank are as follows:

I. Providing loans, advances and guarantees in Czech Crowns and foreign currencies;
II. Acceptance and placement of deposits in Czech Crowns and foreign currencies;
III. Providing current and term deposit accounts in Czech Crowns and foreign currencies;
IV. Providing banking services through an extensive branch network in the Czech Republic;
V. Treasury operations in the interbank market;
VI. Servicing foreign trade transactions; and
VII. Investment banking.

The Bank generates a substantial proportion of the Group's income and represents substantially all of the assets and liabilities of the Group.

The registered office address of the Bank is Na Příkopě 33/969, 114 07 Prague 1, Czech Republic.

In addition to its operations in the Czech Republic, the Group has operations in Slovakia through its subsidiary Komerční banka Bratislava, a. s. and in the Netherlands through its subsidiary Komercni Finance B. V. (a special purpose vehicle used to raise funds for the Group on the international financial markets).

The Bank's ordinary shares are publicly traded on the Prague Stock Exchange. Société Générale is the Bank's majority shareholder, holding 60.35 percent (2002: 60.35 percent) of the Bank's issued share capital.

The main activities of subsidiary companies of the Bank as of 31 December 2003

Company's name	Direct holding %	Group holding %	Principal activity	Registered office
ALL IN, a. s. v likvidaci	100.0	100.0	Valuation services	Prague
Investiční kapitálová společnost KB, a. s.	100.0	100.0	Collective investment scheme manager	Prague
Penzijni fond Komerční banky, a. s.	100.0	100.0	Pension fund	Prague
Komerčni banka Bratislava, a. s.	100.0	100.0	Banking services	Bratislava
Komerčni pojišťovna, a. s.	100.0	100.0	Insurance activities	Prague
Komercni Finance, B. V.	100.0	100.0	Finance	Amsterdam
Factoring KB, a. s.	100.0	100.0	Factoring	Prague
ASIS, a. s. v likvidací	100.0	100.0	Support activities (information technologies)	Prague
MUZO, a. s.	49.9	49.9	Payment support services	Prague

In June 2003, the Group sold its 100 percent equity interest in Reflexim, a.s.

ASIS, a.s., in which the Group maintains a 100 percent holding, was placed into liquidation in June 2003. The liquidation is expected to be completed by mid-2004.

The Bank has consolidated MUZO, a.s. using the full consolidated method because management considers that the Bank, directly or indirectly, had the power to exercise control over the financial and operating policies of MUZO.

The Bank does not include Penzijní fond Komerční banky, a.s. in consolidation because the company is subject to regulatory restrictions regarding the distribution of profits.

In December 2003, the Bank entered into an agreement to sell 52.6 percent of the issued share capital of MUZO, a.s. (49.9 percent held directly by the Bank, and 2.7 percent held indirectly by the Bank through an option contract) for USD 34.7 million. The transaction was settled and its result was recognised in the Bank's books in February 2004.

In the year ended 31 December 2002, Komerční pojišťovna, a.s. incurred losses specifically in connection with restructuring costs, industrial insurance claims resulting from the floods that affected the Czech Republic in August 2002, and increased charges for life insurance technical reserves within the context of the continued decrease in market interest rates in the Czech Republic during 2002. In the year ended 31 December 2003, Komerční pojišťovna, a.s. incurred additional losses in respect of the restructuring process and reported a decrease in equity arising from the revaluation of investments in securities.

The decrease in Komerční pojišťovna's equity during 2003 has triggered the Bank's decision to charge an additional provision of CZK 92 million against this investment. As of 31 December 2003, the Bank, in its capacity as the sole shareholder of Komerční pojišťovna, decided to boost the equity of this entity with the objective of offsetting losses incurred in 2003 and prior years. The share capital increase amounting to CZK 200 million will be made and recognised in the Bank's books in the year ending 31 December 2004.

In September 2003, the Bank entered into an agreement to increase the share capital of Franfinance Consumer Credit, s.r.o., from CZK 120 million to CZK 245 million and became the majority shareholder of the entity owning 51 percent of its issued share capital. Given that the share capital increase was not registered in the Register of Companies as of 31 December 2003, the Bank does not report the equity investment in Franfinance Consumer Credit, s.r.o. in its financial statements for the year ended 31 December 2003. The funding of CZK 125 million provided by the Bank to increase Franfinance's share capital is reported in other assets within *'Prepayments, accrued income and other assets'*. The share capital increase was registered and the result of the transaction was recognised in the Bank's books in February 2004. Franfinance Consumer Credit, s.r.o. acquired 100 percent of the issued share capital of Essox leasing a.s. in December 2003. This transaction was settled in 2003.

The main activities of associated companies of the Bank as of 31 December 2003

Company's name	Direct holding %	Group holding %	Principal activity	Registered office
Všeobecná stavební spořitelna KB, a. s.	40	40	Building society	Prague
CBCB - Czech Banking Credit Bureau, a. s.	20.0	20.0	Data collection for credit risk assessments	Prague

In June 2003, the Bank disposed of its 50 percent shareholding in CAC LEASING, a. s. and 30 percent shareholding in CAC LEASING Slovakia, a.s.

2 *Events for the year ended 31 December 2003*

Dividends declared in respect of the year ended 31 December 2002

At the Bank's General Meeting held on 19 June 2003, the shareholders approved a dividend for the year ended 31 December 2002 of CZK 40 per share before tax. The dividend was declared in the aggregate amount of CZK 1,520 million in respect of the total net profit of CZK 9,229 million under Czech Accounting Standards for that year.

Sale of a portfolio of non-performing loans

The Bank entered into a framework agreement for the sale of a portfolio of non-performing loans with the GE Capital Group ("GE") on 29 November 2002.

Pursuant to the framework agreement and a subsequent amendment thereto, non-performing loans with an aggregate nominal value of CZK 15,545 million were assigned for consideration of CZK 2,655 million (including loan exposures and receivables fully written off in prior years) during the first half of 2003.

The non-performing loans with a nominal value of CZK 15,545 million consist of the following amounts:

- Exposures of CZK 4,217 million covered by the State Guarantee;
- Other exposures of CZK 4,915 million; and
- Loans written off in prior years of CZK 6,413 million.

During the course of the assignment of the loans and settlement of the payment, insignificant departures from the original scope of the transaction were made pursuant to the provisions of the agreement.

The Bank reflected the impact of the sale of the portfolio of non-performing loans in its financial statements for the year ended 31 December 2002 according to the economic substance of the transaction. The sold loans were retained within the Bank's assets and were remeasured on the basis of the selling prices negotiated with GE. In the first half of 2003, the sold loans were removed from the Bank's balance sheet on the date of their assignment to GE. The aggregate impact of the assignment of loans to GE on the profit and loss statement during 2003 was immaterial.

State guarantee covering losses on the Bank's risk assets

On 29 December 2000, pursuant to the Public Support Act 59/2000 Coll., the Bank entered into an agreement with Konsolidačni banka Praha, s.p.ú. under which Konsolidační banka guaranteed a defined portfolio of classified on and off balance sheet exposures. The guarantee has applied to the net book values as of 31 December 2000. The period for determining the level of the pay-out under the guarantee matured as of 31 December 2003 and payments of realised losses will be settled in 2004.

Under the agreement, the Bank provided regular quarterly reports to Česká konsolidační agentura (formerly Konsolidační banka) on the administration of the assets and the expected losses on the guaranteed pool of exposures.

The aggregate declared losses incurred on the guaranteed portfolio amounted to CZK 5,370 million at the end of 2003, of which five percent represents the Bank's participation and is provisioned, and Česká konsolidační agentura is to be required to pay CZK 5,102 million. In accordance with the agreement, Česká konsolidační agentura provided the Bank with an up-front payment of CZK 5,862 million at the end of 2003 to be used to settle the amount arising from the state guarantee in 2004.

The European Commission has assessed the state guarantee pursuant to EU rules on state aid. The European Commission has issued a decision that the state guarantee provided to the Bank was compliant with EU rules on state aid. This decision is effective even if the settlement of the state guarantee is made subsequent to the date of EU accession.

3 *Principal accounting policies*

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a) Basis of accounting

The consolidated financial statements are prepared in accordance with and comply with International Financial Reporting Standards ('IFRS') applicable for consolidated financial statements effective for the year ended 31 December 2003. The consolidated financial statements are prepared on the accrual basis of accounting whereby the effects of transactions and other events are recognised when they occur and are reported in the financial statements of the periods to which they relate, and on the going

concern assumption. The financial statements include a balance sheet, a profit and loss statement, a statement of changes in shareholders' equity, a cash flow statement and notes to the financial statements.

The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities, financial assets and financial liabilities held for trading and all derivative contracts. Assets that are not remeasured to fair value and suffered an impairment are stated at net recoverable amount.

The Group entities maintain their books of account and prepare statements for regulatory purposes in accordance with Czech accounting principles and those of other jurisdictions in which the Group operates. The accompanying financial statements are based on the accounting records, together with appropriate adjustments and reclassifications necessary for fair presentation in accordance with IFRS. In certain instances, the reported amounts relating to the previous accounting period have been reclassified to conform to the current year's presentation.

The presentation of consolidated financial statements in conformity with IFRS requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. These estimates are based on the information available as of the date of the financial statements and actual results could differ from those estimates.

The reporting currency used in the unconsolidated financial statements is the Czech Crown ('CZK') with accuracy to CZK million.

(b) Basis of consolidation

Subsidiary undertakings, which are those companies in which the Bank, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been fully consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Bank and are no longer consolidated from the date of disposal. All intercompany transactions have been eliminated.

Investments in unconsolidated subsidiaries are recognised in the consolidated balance sheet at cost less any provisions.

Investments in associated undertakings are accounted for using the equity method of accounting. These are undertakings in which the Group has between 20 percent and 50 percent of the voting rights, and over which the Group exercises significant influence, but which it does not control. Equity accounting involves recognising in the profit and loss statement the Group's share of the associates' profit or loss for the period. The Group interest in the associate is carried in the balance sheet at an amount that reflects its share of net assets of the associate and includes goodwill on acquisition.

(c) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into CZK and reported in the financial statements at the exchange rate declared by the Czech National Bank ('CNB') prevailing as of the balance sheet date. Income and expenses denominated in foreign currencies are recorded in Czech Crowns in the underlying accounting system of the Group and are therefore reported in the financial statements at the official exchange rate prevailing as of the date of the transaction. Gains and losses arising from movements in exchange rates after the date of the transaction are recognised in '*Net profit/(loss) on financial operations*.' Net gains on the revaluation of fixed asset investments are recorded as a component of equity in '*Revaluation reserve*.'

(d) Originated loans and provisions for loan impairment

Loans originated by the Group by providing money directly to a borrower are categorised as loans originated by the Group and are carried at amortised cost. All loans and advances are recognised when cash is advanced to borrowers.

Loans and advances to customers and financial institutions are stated net of provisions for loan losses. Further details about provisioning are set out in Note 38 to these financial statements.

The Group charges penalty interest to borrowers when a portion of the loan falls overdue. Pursuant to the Group's policies, penalty interest is not covered by the collateral set aside against the loan of the borrower. Penalty interest is accounted for on a cash basis in '*Interest income.*'

The Group maintains a general provision for losses arising from on and off balance sheet loan exposures. A portion of the general provision relating to on balance sheet assets is established to cover losses that are judged by the management of the Group to be present in the loan portfolio as of the balance sheet date, but which have not been allocated to specific or individual exposures.

The Group writes off loss loans when clients are unable to fulfil their obligations to the Bank in respect of these loans. The loan is written off against the related provision for loan impairment. Subsequent recoveries are credited to the profit and loss statement in '*Provision for loan losses*' if previously written off.

(e) Securities

Securities held by the Group are categorised into portfolios in accordance with the Group's intent on the acquisition of the securities and pursuant to the Group's security investment strategy. The Group has allocated securities to the 'Held for trading' portfolio, the 'Available for sale' portfolio and the 'Held to maturity' portfolio. With effect from 2002, the Group has also carried securities in the category 'Acquired under initial offerings not designated for trading' which are reported together with loans. The principal difference among the portfolios relates to the measurement approach of securities and the recognition of their fair values in the financial statements.

All securities held by the Group are recognised using settlement date accounting and are measured at cost which, for coupon bonds, includes amortised cost, accrued coupon and an element of direct transaction costs associated with the acquisition of securities. All purchases and sales of securities that do not meet the 'regular way' settlement criterion (that is, within the time frame established generally by regulation or convention in the market place concerned) are treated as financial derivatives and are recognised on the face of the balance sheet upon settlement at fair value. The cost of debt securities is increased to reflect the accrued interest income using the effective interest rate method. Interest income includes the accrued coupon and the accrued difference between the nominal value of the security and its cost.

Dividend income arising from securities is recorded as the dividends are declared and is included as a receivable in the balance sheet line '*Prepayments, accrued income and other assets*' and in '*Net profit/(loss) on financial operations*' in the profit and loss statement. Upon receipt of the dividend, the receivable is offset against the collected cash.

Transactions with treasury shares (equity instrument) have a direct impact on the Group's equity.

Trading securities

Securities held for trading are financial assets (equity and debt securities, treasury bills, bills of exchange and participation certificates) acquired by the Group for the purpose of generating a profit from short-term fluctuations in prices. Subsequent to the initial recognition, these securities are accounted for and stated at fair value which approximates the price quoted on recognised stock exchanges.

Unrealised gains and losses arising from the fair value remeasurement of securities as well as realised gains and losses are recognised as income in the profit and loss statement line '*Net profit/(loss) on financial operations.*'

All purchases and sales of securities held for trading that require delivery within the time frame established by regulation or market convention ('regular way' purchases and sales) are recognised as spot transactions. Transactions that do not meet the 'regular way' settlement criterion are treated as financial derivatives.

Investments held to maturity

Investments held to maturity are financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intent and ability to hold to maturity. Held to maturity investments are carried at amortised cost using the effective yield method.

The Group assesses on a regular basis whether there is any objective evidence that an investment held to maturity may be impaired. A financial asset is impaired if its carrying amount is greater than its estimated recoverable amount which is equal to the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. The amount of the impairment loss for assets carried at amortised cost is calculated as the difference between the asset's carrying amount and its recoverable amount. When an impairment of assets is identified, the Group recognises provisions through the profit and loss statement line *'Provision for losses on securities'*.

Securities acquired under initial offerings not designated for trading

Securities acquired under initial offerings not designated for trading are financial assets that have originated as a result of the provision of cash, goods or services directly to the borrower. Securities acquired under initial offerings are valued on the same basis as investments held to maturity. These securities are reported on the balance sheet together with amounts due from banks or customers, as appropriate.

Available for sale securities

Available for sale securities are those financial assets that are not classified as financial assets held for trading, held-to-maturity investments or securities acquired under initial offerings not designated for trading. This portfolio comprises equity securities and debt securities, including asset backed securities, and participation certificates. Securities available for sale are measured on the same basis as securities held for trading.

In circumstances where the quoted market prices are not readily available, the fair value of debt securities is estimated using the present value of future cash flows and the fair value of unquoted equity instruments is estimated using applicable price/earnings or price/cashflow ratios refined to reflect the specific circumstances of the issuer.

If equity securities cannot be measured using the methods referred to above or on any other valuation basis they are carried at cost.

The Group assesses on a regular basis whether there is any objective evidence that a security carried in the available for sale portfolio may be impaired. A financial asset is impaired if its carrying amount is greater than its estimated recoverable amount which is equal to the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. The amount of the impairment loss for assets carried at amortised cost is calculated as the difference between the asset's carrying amount and its recoverable amount. When impairment of assets is identified, the Group recognises provisions through the profit and loss statement line *'Provision for losses on securities.'*

(f) Tangible and intangible fixed assets

Tangible and intangible fixed assets are stated at historical cost less accumulated depreciation together with accumulated impairment losses. Fixed assets are depreciated through the accumulated depreciation charge. Depreciation is calculated on a straight line basis to write off the cost of each asset to their residual values over their estimated useful economic life. Land and assets in the course of construction are not depreciated.

The estimated useful economic lives in years are set out below:

Machinery and equipment, computers, vehicles	4
Fixtures, fittings and equipment	6
Energy machinery and equipment	12
Distribution equipment	20
Buildings and structures	30

The Group periodically tests its assets for impairment. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Where assets are identified as being surplus to the Group's requirements, management of the Group determines a provision for an asset impairment. In respect of the assets owned by the Group, the

provision is assessed by reference to a net selling price based on third party valuation reports adjusted downwards for an estimate of associated sale costs. Leasehold assets are provisioned by reference to the net present value of future costs and the residual value of any technical improvements.

Repairs and renewals are charged directly to the profit and loss statement when the expenditure is incurred.

(g) Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised at their fair value and depreciated over the useful lives of assets. The capital element of each future lease obligation is recorded as a liability, while the interest elements are charged to the profit and loss statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

Payments made under operating leases are charged to the profit and loss statement on a straight line basis over the term of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(h) Provisions for guarantees and other off balance sheet credit related commitments

The Group recognises a provision when, and only when:

- It has a present obligation (legal or constructive) as a result of a past event;
- It is probable that the settlement of the obligation will cause an outflow of resources causing decrease of economic benefits; and
- A reliable estimate can be made of the amount of the obligation.

In addition, the Group has established a restructuring provision. The Group recognises a provision for restructuring costs when it has formulated a restructuring plan, and started to implement the restructuring plan or announced its main features. Information on restructuring costs identified by the Group is given in Note 11.

In the normal course of business, the Group enters into credit related commitments which are recorded in off balance sheet accounts and primarily include guarantees, letters of credit and undrawn loan commitments. Specific provisions are made for estimated losses on these commitments on the same basis as set out in Note 3(d).

(i) Employment benefits

The Group provides its employees with loyalty benefits, retirement benefits and disability benefits.

The employees are entitled to claim loyalty benefits in circumstances where they are employed with the Group for a defined period of time. The employees are entitled to receive retirement or disability benefits if they are employed by the Group until their retirement age or are entitled to receive a disability pension and were employed with the Group for a minimum defined period.

Estimated benefit costs are recognised on an accruals basis through a provision over the employment term using an accounting methodology that is similar to that used in respect of defined benefit pension plans. In determining the parameters of the model, the Group refers to the most recent employee data (the length of employment with the Group, age, gender, average salary) and estimates made on the basis of monitored historical data about the Group's employees (expected reduction of the current staffing levels) and other estimates (the amount of bonuses, anticipated increase in salaries, estimated amount of social security and health insurance contributions, estimated discount rate).

The Group additionally makes contributions, on behalf of its employees, to retirement pension insurance and capital life insurance schemes. The Group recognises the costs of these contributions as incurred.

(j) Certificated debts

Certificated debts issued by the Group are stated at amortised costs using the effective interest rate method. Interest expense arising on the issue of certificated debts is included in the profit and loss statement line 'Interest expense.'

In the event of the repurchase of its own certificated debts, the Group derecognises these debts so as to reflect the economic substance of the transaction as a repayment of the Group's commitment and decreases its liabilities in the balance sheet line 'Certificated debt'. Gains and losses arising as a result of the repurchase of the Group's own certificated debts are included in 'Net profit/(loss) on financial operations'.

(k) Recognition of income and expense

Interest income and expense are recognised in the profit and loss statement for all interest bearing instruments on an accruals basis using the effective interest rate. Interest income includes coupons earned on fixed income investments and trading securities and accrued discount and premium on treasury bills and other discounted instruments. Interest on non-performing loans is recognised on a case by case basis and the Group records a specific provision for this balance. Penalty interest is accounted for and included in interest income on a cash basis. Fees and commissions are recognised in the period to which they relate on an accruals basis.

(l) Taxation and deferred taxation

Taxation is calculated in accordance with the provisions of the relevant legislation of the Czech Republic and other jurisdictions in which the Group operates, based on the profit recognised in the profit and loss statement prepared pursuant to Czech accounting standards and accounting standards of other jurisdictions.

Deferred income tax is provided, using the balance sheet liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax is determined using tax rates effective in the periods in which the temporary tax difference is expected to be realised. The principal temporary differences arise from depreciation on property, plant and equipment, specific provisions for loans, and tax losses carried forward. Deferred tax assets in respect of tax losses carried forward and other temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the tax assets can be utilised.

Deferred tax related to cash flow hedges where fair value changes are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the profit and loss statement together with the deferred gain or loss.

(m) Sale and repurchase agreements

Securities sold under sale and repurchase agreements ('repos') are recorded as assets in the balance sheet lines '*Securities held for trading*' or '*Securities available for sale*' as appropriate and the counterparty liability is included in '*Amounts due to banks*' or '*Amounts due to customers*' as appropriate. Securities purchased under agreements to purchase and resell ('reverse repos') are recorded as assets in the balance sheet line '*Due from banks*' or '*Loans and advances to customers*' as appropriate, with the corresponding decrease in cash being included in '*Cash and current balances with banks*.' The difference between the sale and repurchase price is treated as interest and accrued evenly to expenses/income over the life of the repo agreement using the effective interest rate.

In regard to the sale of a security acquired as collateral under a reverse repurchase transaction, the Group recognises in the balance sheet an amount payable from a security which is remeasured to fair value.

(n) Derivative financial instruments and hedging

In the normal course of business, the Group enters into contracts for derivative financial instruments which represent a financial instrument that requires a very low initial investment relative to the nominal value of the contract. The derivative financial instruments used include interest rate and currency forwards, swaps, securities based derivatives, and options. These financial instruments are used by the Group to hedge interest rate risk and currency exposures associated with its transactions in the financial markets. The Group also acts as an intermediary provider of these instruments to certain clients.

TO BE CONTINUED

Derivative financial instruments are initially recognised in the balance sheet at cost (including transaction costs) and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices, discounted cash flow models and options pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives are embedded in other financial instruments, such as the conversion option in a convertible bond, and are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with fair value changes reported in the profit and loss statement.

Changes in the fair value of derivatives held for trading are included in the profit and loss statement line '*Net profit/(loss) on financial operations*'.

On the date a derivative contract is entered into, the Group designates certain derivatives as either (i) a hedge of the fair value of a recognised asset or liability (fair value hedge) or (ii) a hedge of a future cashflow attributable to a recognised asset or liability, a forecasted transaction or a firm commitment (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group's criteria for a derivative instrument to be accounted for as a hedge include:

(d) The Group has developed a risk management strategy;

(e) At the inception of the hedge, the hedging relationship is formally documented, the documentation identifies the hedged item and the hedging instrument, defines the risk that is being hedged and the approach to establishing whether the hedge is effective;

(f) The hedge is effective, that is, if, at inception and throughout the period, changes in the fair value or cash flows of the hedged item are almost fully offset by changes in the fair value or cash flows of the hedging instrument and the results are within a range of 80 percent to 125 percent.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to the hedged risk, are recorded in the profit and loss statement along with the corresponding change in fair value of the hedged asset or liability that is attributable to the specific hedged risk. The ineffective element of the hedge is charged directly to the profit and loss statement line '*Net profit/(loss) on financial operations*.'

If the hedge no longer meets the criteria for hedge accounting, an adjustment to the carrying value of a hedged interest-bearing financial instrument is amortised to net profit and loss over the period to maturity.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that prove to be highly effective in relation to hedged risk, are recognised in the hedging reserve in shareholders' equity. Amounts deferred in equity are transferred to the profit and loss statement and classified as revenue or expense in the periods during which the hedged assets and liabilities affect the profit and loss statement. The ineffective element of the hedge is charged directly to the profit and loss line '*Net profit/(loss) on financial operations*.

Certain derivative transactions, while providing economic hedges under the Group's risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as derivatives held for trading with fair value gains and losses reported in the profit and loss statement line '*Net profit/(loss) on financial operations*'.

The fair value of derivative instruments held for trading and hedging purposes are disclosed in Note 38.

(o) Regulatory requirements

The banks within the Group are subject to the regulatory requirements of the respective national central banks. These regulations include limits and other restrictions pertaining to minimum capital adequacy requirements, classification of loans and off balance sheet commitments and provisioning to cover credit risk associated with clients, liquidity, interest rate and foreign currency position.

Similarly, other Group companies are subject to regulatory requirements specifically in relation to insurance and collective investment schemes.

(p) Technical reserves

The Group records technical insurance reserves pursuant to Insurance Act 363/1999 as follows:

Life insurance reserve

The life insurance reserve is created as a sum of reserves calculated under individual life insurance policies and represents balances of the Group's commitments calculated using the 'Zillmer' method. This technical reserve takes into account the calculated costs and the portfolio size. This reserve includes an element of unearned premiums, if any.

(q) Fiduciary activities

Assets arising thereon together with related undertakings to return such assets to customers are excluded from these financial statements where the Group acts in a fiduciary capacity such as nominee, trustee or agent.

(r) Share capital and treasury stock

Where the Bank purchases its own share capital or obtains rights to purchase its share capital, the consideration paid including any attributable transaction costs net of income taxes is shown as a deduction from total shareholders' equity. Gains and losses on sales of own shares are recorded in equity.

4 Source of profits and losses

All income included in operating income was substantially generated from the provision of financial services in the Czech Republic. The Group considers that its products and services arise from one segment of business, that is, the provision of financial services.

5 Net interest income

Net interest income comprises:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002
Interest income		
- Loans and advances to financial institutions	8,754	10,225
- Loans and advances to customers*	9,792	13,321
- Bonds and treasury bills	1,816	2,049
Total interest income	**20,362**	25,595
Interest expense		
- Amounts owed to financial institutions	(1,706)	(2,896)
- Amounts owed to customers	(4,928)	(7,825)
- Certificated debts	(1,562)	(2,183)
Total interest expense	**(8,196)**	(12,904)
Net interest income	**12,166**	12,691

Note: / Interest income from loans and advances to customers also includes interest received from Česká konsolidační agentura.*

Interest income and expense also includes accrued interest income from hedging financial derivatives of CZK 3,363 million (2002: CZK 3,197 million) and accrued interest expense from hedging financial derivatives of CZK 1,615 million (2002: CZK 2,198 million). Net interest income from these derivatives amounts to CZK 1,748 million (2002: CZK 999 million).

6 Net fees and commissions

Net fees and commissions comprise:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002
Net fees and commission income from services and transactions	7,129	6,484
Net gain/ (losses) from foreign exchange commissions from clean and documentary payments	1,232	1,309
Net gain/ (losses) from commissions from foreign exchange transactions	714	802
Total net fees and commissions	**9,075**	8,595

Net fees and commissions comprise foreign exchange commissions from clean and documentary payments and client cash exchange and conversion transactions as equal to the difference between the purchase/sale rate of foreign currencies determined by the Group and the official exchange rates as promulgated by the Czech National Bank used under the requirements of the Accounting Act in re-translating transactions denominated in foreign currencies. The Group includes foreign exchange commissions in '*Net fees and commissions*' because these revenues represent significant recurring income from payment and exchange transactions effected with the Group's customers.

7 *Net profit/(loss) on financial operations*

Net profit/(loss) on financial operations comprises:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002
Net realised gains/(losses) on securities	17	663
Net unrealised gains/(losses) on securities	(22)	(150)
Dividend income on securities held for trading and available for sale	37	38
Net realised and unrealised gains/(losses) on security derivatives	(5)	(84)
Net realised and unrealised gains/(losses) on interest rate and credit derivatives	59	(15)
Net realised and unrealised gains/(losses) on trading commodity derivatives	2	2
Net realised and unrealised gains/(losses) on foreign exchange financial derivatives, spot foreign exchange transactions and re-translation of foreign currency assets and liabilities	620	979
Net profit/(loss) on financial operations	**708**	1,433

8 *Other income*

Other income comprises:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002
Other income	588	2,640
Total other income	**588**	2,640

Other income is predominantly composed of fees for authorisation and maintenance services connected with the payment cards system, property rental income and compensation received in respect of property damage. The 2002 comparative balance was restated pursuant to the methodology applicable for the year ended 31 December 2003; the creation of technical reserves of the insurance company amounting to CZK 561 million was reallocated from '*Depreciation and other provisions*' to '*Other income*' which includes written premiums. In 2002, other income also reflected income of CZK 838 million arising from the release of technical reserves associated with the transfer of the third party motor liability insurance and accident insurance portfolios of Komerční pojišťovna, a.s.

9 *Administrative expenses*

Administrative expenses comprise:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002
Wages, salaries and bonuses	4,109	4,345
Social security costs	1,436	1,649
Employees' expenses	**5,545**	5,994
Other administrative expenses	4,743	6,467
Total administrative expenses	**10,288**	12,461
Number of employees at the end of the period	8,813	9,951
Average recalculated number of employees during the period	9,288	10,361
Average cost per employee (CZK)	**597,007**	578,516

Social security costs include retirement pension insurance costs paid by the Group of CZK 45 million (2002: CZK 44 million) and costs of CZK 42 million (2002: CZK nil) incurred in contributing to the employees' capital life insurance scheme.

Wages, salaries and bonuses include a reserve of CZK 147 million (2002: CZK 67 million) for the loyalty benefits program established in accordance with IAS 19 'Employee Benefits'. The aggregate balance of the reserve is CZK 214 million as of 31 December 2003 (2002: CZK 67 million).

Other administrative expenses comprise:

CZK mil.	**Year ended 31 December 2003**	Year ended 31 December 2002
Insurance of deposits and transactions	316	320
Marketing and representation	615	679
Staff costs	260	254
Property rent	531	564
Property maintenance	1,268	1,344
IT support	391	215
Office equipment	146	144
Telecommunications, post and shipping services	546	489
External advisory services	393	542
Other expenses	275	1,916
Total other administrative expenses	**4,743**	6,467

Insurance of deposits and transactions shown as a component of '*Other administrative expenses*' includes an estimated balance of payments to the Deposit Insurance Fund of CZK 285 million (2002: CZK 272 million).

10 Depreciation and other provisions

Depreciation and other provisions comprise:

CZK mil.	**Year ended 31 December 2003**	Year ended 31 December 2002
Depreciation of tangible and intangible fixed assets	2,030	2,076
Other provisions for other assets, net	(479)	(266)
Total depreciation and other provisions	**1,551**	1,810

The balance of '*Other provisions for other assets, net*' shown above principally consists of the net release of provisions for assets, the net charge for provisions for legal disputes and the net release of provisions for other receivables from customers. The 2002 comparative balance was restated pursuant to the methodology applicable for the year ended 31 December 2003 (refer to Note 8).

11 Restructuring costs

Following the change of control of the Group, management of the Group companies approved a restructuring and transformation plan for the Group. The objective of the transformation program is to re-align the activities, operations and organisation of the Group to make it compatible with the strategy adopted by the Group's majority shareholder. The Group reorganised the structure of and management tools used in the sales network, centralised and rationalised selected activities and changed the Group's corporate image (the Group specifically incurred costs in respect of the change of the logo and advisory and consultancy services related to the transformation program). Rationalisation and centralisation of the Group's activities involves reducing staffing levels at the

Group and has led to the Group incurring severance and compensation costs associated with the staff laid off under the restructuring measures. The Group reviewed the location, appearance and positioning of its branch network and intends to dispose of buildings, owned and leased, in the medium term that are not compatible with its plans for the branch network.

Restructuring costs comprise:

CZK mil.	**Year ended 31 December 2003**	Year ended 31 December 2002
Severance compensation costs	218	96
Other restructuring charges	456	989
Total restructuring costs	**674**	1,085

As of 31 December 2003, the Group maintained restructuring reserves of CZK 192 million (2002: CZK 321 million) which cover restructuring costs relating to the restructuring plan approved in 2002 that will be incurred in the following reporting periods.

12 *Profit/(loss) attributable to exclusion of companies from consolidation*

The Group has excluded Reflexim, a.s. from the consolidated results for the year ended 31 December 2003 because the company was sold. The company was excluded from consolidation at the value of its equity at the date of the sale. The gain arising from exclusion of this company from consolidation amounted to CZK 12 million.

The associates, CAC LEASING, a. s, and CAC LEASING Slovakia, a. s., were also excluded from consolidation due to their sale. The companies were excluded from consolidation at the value of their equity at the date of exclusion.

Income from share of associated undertakings, including the gain on their sale, totals CZK 433 million.

13 *Provisions for loan and investment losses*

Provisions for loans and other credit commitments

The movement in the provisions was as follows:

CZK mil.	**Year ended 31 December 2003**	Year ended 31 December 2002
Balance at 1 January	(20,347)	(25,756)
Net release/(creation) of provisions for loan losses	2,477	2,522
Impact of loans written off and transferred	6,804	2,300
Exchange rate differences attributable to provisions	305	587
Balance at period end	**(10,761)**	(20,347)

During the year ended 31 December 2003, the aggregate balance of provisions decreased by CZK 9,586 million compared to the balance at the end of 2002 (the year-on-year decrease in 2002 was CZK 5,409 million) principally as a result of the sale of non-performing loans (refer to Note 2).

The balance of provisions as of 31 December 2003 and 2002 comprises:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002
Specific provisions for loans to customers	(5,464)	(10,718)
General provision for loans to customers	(4,050)	(6,609)
Reserve for other credit risks	(17)	(692)
Provisions for loans to financial institutions	(15)	(11)
Provisions for guarantees and other credit related commitments	(1,215)	(2,317)
Total	**(10,761)**	(20,347)

The balance of reserves for other credit risks reflects a reserve for contingent liabilities from the transfer of cash associated with the sale of loan receivables amounting to CZK 17 million (2002: CZK 692 million).

Provisions for securities

The balance of provisions for asset backed securities and a credit linked note comprises:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002
Balance at 1 January	(2,367)	(1,959)
Net provisioning against securities	(74)	(759)
Impact of the write-off of the nominal value of securities	241	0
Exchange rate differences attributable to provisions	333	351
Balance at period end	**(1,867)**	(2,367)

This portfolio of securities is held as securities available for sale and further information is given in Note 22.

Provisions for unconsolidated investments in subsidiaries and associates

The balance of provisions for unconsolidated investments in subsidiaries and associates recognised on the face of the profit and loss statement comprises the following:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002
Creation of provisions	0	(5)
Release of provisions	24	0
Total provision for investments in subsidiaries and associates	**24**	(5)

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002
Balance at 1 January	(45)	(40)
Creation of provisions	0	(5)
Release of provisions	24	0
Balance at 31 December	**(21)**	(45)

14 Taxation

The major components of corporate income tax expense are as follows:

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002
Tax payable - current year	(3,789)	(3,458)
Tax paid - prior year	9	(266)
Deferred tax movement	(386)	1,063
Total tax expense	**(4,166)**	**(2,661)**

CZK mil.	Year ended 31 December 2003	Year ended 31 December 2002
Profit before tax (current tax rate)	12,890	11,575
Profit before income tax (special tax rate)	6	206
Profit before tax	**12,896**	11,781
Theoretical tax credit calculated at a tax rate of 31%, 25 % and 15%, respectively	3,956	3,619
Income not taxable, primarily interest	(1,826)	(2,911)
Expenses not deductible for tax purposes	1,663	2,749
Unconsolidated tax losses	62	0
Other	(17)	(9)
Movement in deferred tax	386	(1,063)
Tax allowance	(95)	(32)
Consolidation effect	0	11
Income tax expense	**4,129**	2,364
Other tax expense (15 % foreign dividend tax)	45	1
Prior period tax expense	(9)	266
Withholding tax (15 % dividend tax)	1	30
Total income tax expense	**4,166**	2,661
Effective tax rate	32.30%	22.25%

The decrease in the prior period tax expense of CZK 9 million (2002: an increase of CZK 266 million) represents an increased tax liability for the year ended 31 December 2002 (a decreased tax liability for the year ended 31 December 2001) reflected in the tax returns filed in 2003 (2002).

The corporate tax rate for the year ended 31 December 2003 is 31 percent in the Czech Republic and 25 percent in Slovakia (2002: 31 percent and 25 percent, respectively). The Group's tax liability is calculated based upon the accounting profit/(loss) taking into account tax non-deductible expenses and tax exempt income or income subject to a final withholding tax rate.

The effective tax rate for the year ended 31 December 2002 was impacted by the Group having only recognised a deferred tax liability in 2001 due to the uncertainty over the realisation of a deferred tax asset in future periods. The uncertainty of realisation primarily related to the anticipated changes in legislation regarding banking provisions and securities.

Further information about deferred tax is presented in Note 31.

15 Distribution of profits/Allocation of losses

The Group generated a net profit of CZK 8,669 million for the year ended 31 December 2003. Distribution of profits and allocation of losses for the year ended 31 December 2003 will be approved by the general meetings of the Group companies.

16 Earnings/(loss) per share

Earnings per share of CZK 228.07 (2002: CZK 237.46 per share) have been calculated by dividing the net profit of CZK 8,669 million (2002: CZK 9,026 million) by the number of shares in issue, that is 38,009,852.

17 Cash and current balances with banks

Cash and balances with the central bank comprise:

CZK mil.	**31 December 2003**	31 December 2002
Cash and cash equivalents	7,198	7,465
Balances with central banks	5,086	6,468
Current accounts with other banks	165	575
Total cash and current balances with banks	**12,449**	14,508

Current accounts with other banks include nostro accounts maintained with correspondent banks. Given the liquidity of these funds management has included them within the same caption as cash.

Balances with central banks include:

CZK mil.	**31 December 2003**	31 December 2002
Obligatory minimum reserves	5,070	3,843
Deposits repayable on demand	16	2,625
Total	**5,086**	6,468

With effect from November 2003, all deposits with the CNB repayable on demand have been included in the obligatory minimum reserves. Obligatory minimum reserves bore interest at 2 percent and 2.75 percent as of 31 December 2003 and 2002, respectively. Obligatory minimum reserves with the Slovak National Bank bore interest at 1.5 percent and 1.5 percent as of 31 December 2003 and 2002, respectively.

18 Amounts due from banks

Balances due from banks comprise:

CZK mil.	**31 December 2003**	31 December 2002
Loans and advances to banks	1,155	2,146
Securities of banks acquired under initial offerings not designated for trading	19,101	14,020
Advances due from central banks (repo transactions)	166,832	144,801
Term placements with other banks	15,050	39,283
Total	**202,138**	**200,250**
Specific provisions	(15)	(11)
Total due from banks	**202,123**	**200,239**

Advances due from central banks are collateralised by treasury bills and other debt securities issued by the national central banks or the Ministry of Finance of the Czech Republic.

Securities acquired under initial offerings not designated for trading

In the third quarter of 2003, pursuant to its investment strategy the Group acquired, under an initial offering and normal market conditions, bonds issued by the parent company denominated in CZK with an aggregate nominal value of CZK 5,000 million maturing in 2013. These bonds bear fixed interest at 3.98 percent. Since 2002, the Group has carried bonds issued by the parent company denominated in CZK with an aggregate nominal value of CZK 14,000 million, maturing in 2012 and bearing fixed interest at 4.27 percent.

19 Trading securities

Trading securities comprise:

CZK mil.	31 December 2003 Fair value	31 December 2003 Cost	31 December 2002 Fair value	31 December 2002 Cost
Shares and participation certificates	**140**	**154**	**200**	**200**
Fixed income debt securities	2,901	2,892	1,759	1,721
Variable yield debt securities	348	348	86	86
Treasury bills	22,716	22,715	7,741	7,730
Total debt securities	**25,965**	**25,955**	**9,586**	**9,537**
Total trading securities	**26,105**	**26,109**	**9,786**	**9,737**

The portfolio of trading securities includes treasury bills of CZK 22,411 million issued by the Czech Finance Ministry and the Czech Consolidation Agency (2002: Government treasury bills of CZK 7,741 million) and Slovak Government treasury bills of CZK 305 million (2002: CZK nil).

As of 31 December 2003, the portfolio of trading securities includes securities at a fair value of CZK 3,389 million (2002: CZK 1,999 million) that are publicly traded on stock exchanges and securities at a fair value of CZK 22,716 million (2002: CZK 7,787 million) that are not publicly traded on stock exchanges (they are traded on the interbank market).

Trading shares and participation certificates at fair value comprise:

CZK mil.	31 December 2003	31 December 2002
Shares and participation certificates		
- Czech crowns	140	200
Total trading shares and participation certificates	**140**	200

Trading shares and participation certificates at fair value, allocated by issuer, comprise:

CZK mil.	31 December 2003	31 December 2002
Trading shares and participation certificates issued by:		
- Other entities in the Czech Republic	140	200
Total trading shares and participation certificates	**140**	200

Debt trading securities at fair value comprise:

CZK mil.	**31 December 2003**	31 December 2002
Variable yield debt securities		
- Czech crowns	348	86
Total variable yield debt securities	**348**	86
Fixed income debt securities (including treasury bills)		
- Czech crowns	24,751	8,784
- Other currencies	866	716
Total fixed income debt securities	**25,617**	9,500
Total trading debt securities	**25,965**	9,586

Debt trading securities at fair value, allocated by issuer, comprise:

CZK mil.	**31 December 2003**	31 December 2002
Debt trading securities issued by:		
- State institutions in the Czech Republic	23,995	8,626
- Foreign state institutions	866	716
- Financial institutions in the Czech Republic	133	48
- Foreign financial institutions	306	6
- Other entities in the Czech Republic	629	165
- Other foreign entities	36	25
Total trading debt securities	**25,965**	9,586

20 Due from Česká konsolidační agentura

Amounts due from Česká konsolidační agentura ('ČKA') comprised loans of CZK 24,303 million as of 31 December 2003 (2002: CZK 35,440 million).

Česká konsolidační agentura was formed as the legal successor to Konsolidační banka Praha, s. p. ú. pursuant to the Czech Consolidation Agency Act 239/2001 Coll., which took effect on 1 September 2001. The commitments of Česká konsolidační agentura are guaranteed by the Czech State.

The following table sets out the principal terms and conditions of the loans advanced by the Bank to ČKA to refinance the transfers of distressed assets in August 1999 and March 2000 as of 31 December 2003:

Term	Loan dated 31 August 1999	Loan dated 25 March 2000
Maturity	31 August 2004	24 March 2005
Total amount (loan issued in CZK)	CZK 4,032 million	CZK 14,458 million
Interest rates	Market benchmark rate plus contractual margin	Market benchmark rate plus contractual margin
Interest repayment	Fixed interest rate - annual Variable interest rate - semi-annual	Fixed interest rate - annual Variable interest rate - semi-annual
Principal repayment	Four annual instalments First due 31 August 2001	13 quarterly instalments First due 25 March 2002

The remaining balance of loans of CZK 5,813 million (2002: CZK 1,314 million) represents loans advanced to ČKA not connected with the refinancing of a transfer of receivables.

Amounts due from ČKA include interest due of CZK 771 million (2002: CZK 1,239 million). The aggregate balance of interest for 2003 and 2002 represents accrued interest that is not overdue.

21 Loans to customers

Loans to customers comprise:

CZK mil.	**31 December 2003**	31 December 2002
Debt securities acquired under initial offerings not designated for trading	1,813	0
Loans to customers	139,355	139,080
Bills of exchange	747	663
Forfaits	587	562
Total gross loans to customers	**142,502**	140,305
Provisions for loan losses	(9,514)	(17,327)
Total loans to customers, net	**132,988**	122,978

Forfaits include no forfaits issued by foreign debtors in 2003 and 2002.

Loans to customers include interest due of CZK 517 million (2002: CZK 979 million), of which CZK 317 million (2001: CZK 774 million) relates to overdue interest.

The loan portfolio of the Group as of 31 December 2003 (net of debt securities acquired under initial offerings) comprises the following breakdown by classification:

CZK mil.	Gross receivable	Collateral applied	Net exposure	Provisions	Carrying value	Provisions %
Standard	112,567	47,611	64,956	0	112,567	0
Watch	17,622	8,655	8,967	(379)	17,243	4
Substandard	4,648	1,961	2,687	(860)	3,788	32
Doubtful	1,058	321	737	(400)	658	54
Loss	4,794	146	4,648	(3,825)	969	82*
Total	**140,689**	**58,694**	**81,995**	**(5,464)**	**135,225**	
General provision for loan losses				(4,050)		
Total provisions				**(9,514)**	**131,175**	

Note: / Provisioning percentage in the 'Loss' category is less than 100 percent as the 'Collateral' item does not reflect the state guarantee value as described in Note 2 to these financial statements.*

Loans classified as loss in the above table include amounts of CZK 3,755 million (2002: CZK 5,540 million), on which interest is not being accrued.

Set out below is the breakdown of loans by sector:

CZK mil.	2003	2002
Agriculture	6,720	7,363
Processing industry	32,436	37,696
Distribution and production of energy	5,685	7,057
Construction	4,447	4,334
Trade, catering, transport and communication	33,697	34,990
Insurance, banking	7,755	7,571
Securities acquired under initial offerings not designated for trading	1,813	0
Other	49,949	41,294
Total loans to clients	**142,502**	140,305

Set out below is an analysis by territory:

CZK mil.	2003	2002
Czech Republic	134,438	132,335
Europe	6,358	6,230
Other	1,706	1,740
Total	**142,502**	140,305

Set out below is an analysis by category of customers:

CZK mil.	2003	2002
Retail customers	31,142	22,418
Corporate customers	99,675	114,163
Public sector	11,685	3,724
Total	**142,502**	140,305

Set out below is an analysis of types of collateral underlying on balance sheet loans to customers:

CZK mil.	Total client loan collateral 31 December 2003	Discounted client loan collateral value 31 December 2003	Applied client loan collateral value 31 December 2003	Total client loan collateral 31 December 2002	Discounted client loan collateral value 31 December 2002	Applied client loan collateral value 31 December 2002
Guarantees of state and governmental institutions	11,091	10,622	7,780	12,342	11,884	8,470
Bank guarantee	5,169	3,685	2,910	4,649	3,735	2,976
Guaranteed deposits	1,083	1,073	796	1,254	1,252	961
Issued debentures in pledge	237	125	80	526	394	337
Pledge of real estate	108,848	53,316	32,392	125,980	47,052	28,410
Pledge of movable assets	7,187	711	593	8,913	854	687
Guarantee by corporate entity	14,050	2,111	1,542	15,845	2,243	1,848
Guarantee by individual (physical entity)	4,675	862	714	5,171	970	870
Pledge of receivables	26,777	11,184	8,318	23,653	9,998	7,569
Insurance of credit risk	2,468	2,451	2,428	3,484	3,372	3,309
Other	2,142	1,201	1,141	4,217	2,366	2,255
Total nominal value of collateral	**183,727**	**87,343**	**58,694**	**206,034**	**84,120**	**57,692**

Pledges on industrial real-estate represent 36 percent of total pledges on real estate (2002: 48 percent).

General provision for risks and uncertainties inherent in the loan portfolio

The Group's loan portfolio includes a number of risks that cannot be specifically identified as such.

As of 31 December 2003, the Group maintains the loan loss general provision of CZK 4,050 million (2002: CZK 6,609 million) to cover risks which may be present in the loan portfolio as of that date but which cannot be allocated to individual exposures. These are principally risks associated with the portfolio of loans advanced to corporate customers with a significant concentration of industry risk and the portfolio of consumer, mortgage and overdraft loans advanced to retail customers. This general provision also covers management's assessment of the estimated risk of losses in connection with a potential impairment of the portfolio of non-performing loans due to economic cycles and existing weaknesses in the legal framework regarding the enforcement of creditor rights.

Trade finance losses

During 1999, the Group incurred losses relating to loans, letters of credit and guarantees provided to a foreign client.

As of 31 December 2003, on balance sheet loans to this client included an amount of CZK 1,737 million (2002: CZK 2,035 million) that was fully provided for. Included within the Group's off balance sheet receivables from this client are documentary letters of credit of CZK 367 million (2002: CZK 431 million), which are provided for in full (2002: CZK 409 million). The provision is shown under Note 30 Accruals, provisions and other liabilities within the line '*Provision for other credit commitments*.'

The Group is continuing to take action in all relevant jurisdictions to recover its funds.

22 *Securities available for sale*

Securities available for sale comprise:

CZK mil.	31 December 2003 Fair value	31 December 2003 Cost	31 December 2002 Fair value	31 December 2002 Cost
Shares and participation certificates	**176**	**158**	2,191	2,196
Fixed income debt securities	19,686	20,413	15,364	15,647
Variable yield debt securities	7,694	9,041	9,482	11,262
Total debt securities	**27,380**	**29,454**	24,846	26,909
Total securities available for sale	**27,556**	**29,612**	27,037	29,105

As of 31 December 2003, the available-for-sale portfolio includes securities at a fair value of CZK 17,367 million (2002: CZK 10,674 million) that are publicly traded on stock exchanges and securities at a fair value of CZK 10,189 million (2002: CZK 16,363 million) that are not publicly traded.

Shares and participation certificates available for sale at fair value comprise:

CZK mil.	31 December 2003	31 December 2002
Shares and participation certificates		
- Czech Crowns	173	2,185
- Other currencies	3	6
Total shares and participation certificates available for sale	**176**	2,191

Shares and participation certificates available for sale at fair value, allocated by issuer, comprise:

CZK mil.	31 December 2003	31 December 2002
Shares and participation certificates available for sale issued by:		
- Banks in the Czech Republic	60	60
- Non-banking entities in the Czech Republic	113	2,125
- Non-banking foreign entities	3	6
Total shares and participation certificates available for sale	**176**	2,191

Debt securities available for sale at fair value comprise:

CZK mil.	31 December 2003	31 December 2002
Variable yield debt securities		
- Czech crowns	1,636	1,849
- Other currencies	6,058	7,633
Total variable yield debt securities	**7,694**	9,482
Fixed income debt securities		
- Czech crowns	17,352	12,496
- Other currencies	2,334	2,868
Total fixed income debt securities	**19,686**	15,364
Total debt securities available for sale	**27,380**	24,846

Debt securities available for sale at fair value, allocated by issuer, comprise:

CZK mil.	31 December 2003	31 December 2002
Debt securities available for sale issued by:		
- State institutions in the Czech Republic	13,757	7,531
- Foreign state institutions	440	0
- Financial institutions in the Czech Republic	368	594
- Foreign financial institutions	101	598
- Other entities in the Czech Republic	1,314	1,398
- Other foreign entities	11,400	14,725
Total debt securities available for sale	**27,380**	24,846

Equity securities

During the first half of 2003, the Group gradually disposed of all participation certificates issued by the open-ended mutual fund IKS Globální held in 2002 (with the aggregate fair value of CZK 2,012 million). In the first quarter of 2003, the Group also sold its 77.18 percent shareholding in Vodní stavby, a. s. v likvidaci. The aggregate impact of these transactions on the Group's profit and loss statement was immaterial.

Asset Backed Securities

The Group maintains a portfolio of asset backed securities denominated in USD which are carried as available for sale. The securities bear a fixed or floating interest rate based on USD LIBOR.

The Group establishes the value of these securities by reference to the credit profile of underlying assets using a model which facilitates the simulation of future cash flows from these securities by modelling the development of the credit quality of underlying assets.

The Group established a provision for impairment of CZK 1,816 million as of 31 December 2003 (2002: CZK 2,096 million) against the asset backed securities, the carrying value of which, net of impairment, is CZK 8,392 million (2002: CZK 10,471 million). Management of the Group considers that this impairment charge represents its best estimate of the net recoverable value of these assets and reflects changes in market credit conditions in the markets of the underlying assets since the purchase of the portfolio.

Other debt securities

During the year ended 31 December 2003, pursuant to its investment strategy the Group acquired Czech Government bonds with an aggregate nominal value of CZK 4,690 million, of which bonds of CZK 1,000 million will mature in 2004 and the remaining bonds in 2006.

Securities issued by banks include a credit linked note (the 'note') with a nominal value of EUR 1.6 million (2002: EUR 9.5 million), issued by an internationally recognised bank, which bears interest based on three month EURIBOR and amortises to zero over the ten years to its maturity pursuant to the payment schedule. During the year ended 31 December 2003, a partial repayment of the nominal value of EUR 0.3 million was made and the nominal value (without redemption) decreased by EUR 7.62 million due to credit events in respect of the underlying assets of the note.

The Group created provisions for this financial instrument in the amount of CZK 51 million as of 31 December 2003 (2002: CZK 271 million). As such, the carrying value, net of impairment provisions, is CZK nil as of 31 December 2003 (2002: CZK 30 million).

As of 31 December 2003, the Group sold the series of credit default swaps associated with this transaction (refer also to Notes 30 and 35). The aggregate impact of this transaction on the Group's profit and loss statement was immaterial.

23 *Investments held to maturity*

Investments held to maturity comprise:

CZK mil.	**31 December 2003 Carrying value**	**31 December 2003 Cost**	31 December 2002 Carrying value	31 December 2002 Cost
Fixed income debt securities	248	241	243	236
Total investments held to maturity	**248**	**241**	**243**	**236**

As of 31 December 2003, the Group's held-to-maturity portfolio includes mortgage bonds of CZK 97 million (2002: CZK 97 million) and state bonds of CZK 151 million (2002: CZK 146 million) that are publicly traded on stock exchanges.

Debt securities held to maturity comprise:

CZK mil.	**31 December 2003**	31 December 2002
Fixed income debt securities		
- Czech Crowns	97	97
- Other currencies	151	146
Total fixed income debt securities	**248**	**243**
Total debt securities held to maturity	**248**	**243**

Investments held to maturity, allocated by issuer, comprise:

CZK mil.	**31 December 2003**	31 December 2002
Debt securities held to maturity issued by:		
- State foreign institutions	151	146
- Financial institutions in the Czech Republic	97	97
Total debt securities held to maturity	**248**	243

24 Prepayments, accrued income and other assets

Prepayments, accrued income and other assets comprise:

CZK mil.	31 December 2003	31 December 2002
Prepayments and accrued income	836	757
Settlement balances	9	7
Other receivables from securities trading	30	330
Other assets	6,871	6,410
Total prepayments, accrued income and other assets	**7,746**	7,504

Other assets are predominantly composed of an estimated balance in respect of the amounts due from Česká konsolidační agentura totalling CZK 4,148 million (2002: CZK 2,430 million) arising from realised losses on the portfolio of loans covered under the state guarantee which will be settled by mid-2004 (refer also to Note 2).

25 Investments in associates and unconsolidated subsidiaries

Investments in associates and unconsolidated subsidiaries comprise:

CZK mil.	31 December 2003	31 December 2002
Shares in subsidiary undertakings	267	231
Shares in associated undertakings	609	1,412
Total investments in subsidiaries and associates	**876**	1,643

CZK mil.	Group's ownership interest %	31 December 2003	31 December 2003	31 December 2002	31 December 2002
Subsidiary companies		**Cost of investment**	**Net book value**	Cost of investment	Net book value
ALL IN, a. s., v likvidaci	100.00	45	24	45	0
Penzijní fond Komerční banky, a. s.	100.00	230	230	230	230
ASIS, a.s. v likvidaci	100.00	1	13	x	x
Společnost pro informační databáze, a. s.	100.00	1	0	1	1
Subsidiary companies total		**277**	**267**	276	231
Associated undertakings		**Cost of investment**	**Share of net assets**	Cost of investment	Share of net assets
CAC LEASING GROUP	50.00	0	0	122	872
Všeobecná stavební spořitelna KB, a. s.	40.00	220	609	220	540
Associated undertakings total		**220**	**609**	342	1,412
Companies with minority interest		**Cost of investment**	**Net book value**	Cost of investment	Net book value
CBCB - Czech Banking Credit Bureau, a. s. *	20.00	0	0	0	0
Companies with minority interest total		0	0	0	0
Investments in associates and unconsolidated subsidiaries		**497**	**876**	618	1,643

Note: / The cost and net book value of CBCB - Czech Banking Credit Bureau, a.s. is CZK 240 thousand.*

The investment in ASIS, a.s., which was placed into liquidation in June 2003, is included in consolidation at the residual value of its equity as of the date of liquidation.

26 Tangible and intangible fixed assets

The movements during the year ended 31 December 2003 are as follows:

CZK mil.	Intangible fixed assets	Land	Buildings	Fixtures, fittings and equipment	Assets under construction	Total
Cost						
31 December 2002	3,135	426	12,809	8,821	747	25,938
Additions	462	3	214	1,027	2,549	4,255
Disposals/transfers	(8)	(3)	(180)	(564)	(1,726)	(2,481)
31 December 2003	**3,589**	**426**	**12,843**	**9,284**	**1,570**	**27,712**
Accumulated depreciation						
31 December 2002	2,258	0	4,343	7,302	41	13,944
Additions	598	0	499	933	0	2,030
Disposals	(3)	0	(136)	(545)	0	(684)
Impairment charge	(66)	0	(187)	(34)	(27)	(314)
31 December 2003	**2,787**	**0**	**4,519**	**7,656**	**14**	**14,976**
Net book value						
31 December 2002	877	426	8,466	1,519	706	11,994
31 December 2003	**802**	**426**	**8,324**	**1,628**	**1,556**	**12,736**

As of 31 December 2003, the net book value of assets held by the Group under finance lease agreements was CZK 264 million (2002: CZK 444 million).

The Group reviewed the location, appearance and positioning of its branch network and future utilisation of intangible fixed assets in the context of its strategic plans in the medium term. As of 31 December 2001, this review identified a number of buildings, owned and leased, whose location and appearance is not compatible with such plans. The Group's intention is to dispose of these premises and vacate the leases in the medium term. During 2003, the Group undertook a review of a set of owned buildings held for sale and leased buildings which served as a basis for adjusting the level of provisions charged against these buildings to reflect their estimated recoverable values. From this review, the Group maintains impairment provisions of CZK 614 million as of 31 December 2003 (2002: CZK 798 million) which include expected losses on the sale of premises presently owned by the Group, and the writedown of leasehold improvements on leased premises which the Group intends to sell or terminate the rental agreements. The impairment charge is included within accumulated provisions and depreciation in the table shown above. Provisions recognised for the writedown of the carrying amount of prepaid rentals which the Group intends to vacate are reported within '*Accruals, provisions and other liabilities*' (refer to Note 30).

In addition, the Group identified a set of intangible fixed assets which it intends to take out of service or replace. The impairment charge resulting from this review amounts to CZK 54 million as of 31 December 2003 (2002: CZK 121 million).

The increase in 'Assets under construction' is largely attributable to capitalised costs of pending projects of restructuring the Group's activities, operations and systems and the related purchases of systems, IT applications and hardware.

27 Amounts due to banks

Amounts due to banks comprise:

CZK mil.	**31 December 2003**	31 December 2002
Current accounts	1,667	1,248
Amounts due to banks	18,418	23,049
Total amounts due to banks	**20,085**	24,297

28 Amounts due to customers

Amounts due to customers, by type of deposit, comprise:

CZK mil.	**31 December 2003**	31 December 2002
Current accounts	202,923	171,345
Savings accounts	14,019	17,717
Term deposits	93,591	111,549
Loans from customers	33,792	35,911
Other payables to customers	9,244	5,186
Total amounts due to customers	**353,569**	341,708

Amounts due to customers, by type of customer, comprise:

CZK mil.	31 December 2003	31 December 2002
Private companies	113,761	97,998
Other financial institutions, non-banks	7,082	1,190
Insurance companies	2,196	2,781
Public administration	1,602	1,918
Individuals	121,865	123,964
Deposits – bills of exchange	33,601	35,326
Private entrepreneurs	18,337	16,399
Government agencies	39,628	30,751
Other	8,442	26,157
Non-residents*	7,055	5,224
Total amounts due to customers	**353,569**	341,708

/ The line 'Non-residents' includes all clients - non-residents.

29 Certificated debt

Certificated debts comprise:

CZK mil.	31 December 2003	31 December 2002
Bonds	11,096	10,885
Mortgage bonds	9,928	7,058
Total certificated debts	**21,024**	17,943

Publicly tradable mortgage bonds are issued to fund the Group's mortgage activities.

Certificated debts are repayable, according to remaining maturity, as follows:

CZK mil.	31 December 2003	31 December 2002
In less than one year	16,866	0
In one to two years	0	16,656
In two to three years	0	0
In three to four years	1,247	0
Five years and thereafter	2,911	1,287
Total certificated debts	**21,024**	17,943

The bonds and medium-term notes detailed above include the following bonds and notes issued by the Group:

Name CZK mil.	Interest rate	Issue date	Maturity date	31 December 2003	31 December 2002
Zero coupon bonds of Komerční banka, a. s., 770970000947	Zero coupon (issued with discount for CZK 3,805 million)	8 August 1997	8 August 2004	6,641	6,089
Mortgage bonds of Komerční banka, a. s., CZ0002000110	8.125%	13 May 1999	13 May 2004	4,206	4,206
Mortgage bonds of Komerční banka, a. s., CZ0002000102	8.0%	15 June 1999	15 June 2004	1,564	1,565
Bonds of Komerční banka, a. s., CZ0003700528	8.0%	10 September 1999	10 September 2004	4,455	4,796
Mortgage bonds of Komerční banka, a. s., CZ0002000151	6M PRIBOR plus 350 basis points	15 September 2000	15 September 2007	1,247	1,287
Mortgage bonds of Komerční banka, a. s., CZ0002000268	5.5%	21 August 2003	21 August 2009	2,911	0
Total bonds				**21,024**	17,943

Note: Six-month PRIBOR was 217 basis points as of 31 December 2003 (2002: 255 basis points)

30 Accruals, provisions and other liabilities

Accruals, provisions and other liabilities comprise:

CZK mil.	31 December 2003	31 December 2002
Settlement balances	90	18
Other payables from securities trading and issues of securities	191	393
Other liabilities	3,292	2,962
Accruals and deferred income	5,900	2,374
Provision for other credit commitments	1,232	3,009
Other provisions	4,037	3,931
Total accruals, provisions and other liabilities	**14,742**	12,687

As of 31 December 2003, accruals and deferred income include an up-front payment of CZK 5,862 million made by Česká konsolidační agentura in respect of the payout under the State Guarantee Agreement (refer also to Note 2).

As of 31 December 2003, the balance of the provision for other credit commitments was CZK 1,215 million (2002: CZK 2,317 million). This covers credit risks associated with issued credit commitments. The provision for credit derivatives was reversed as a result of the closing of the Group's position in these instruments. The provision for other credit commitments also includes a provision for contingent liabilities associated with the sale of loan receivables amounting to CZK 17 million (2002: CZK 692 million).

Set out below is an analysis of this provision:

Risk CZK mil.	Balance 2003	Balance 2002
Provision for off balance sheet commitments	1,024	920
Provision for credit instruments and derivatives *	0	901
Provision for undrawn loan facilities	191	410
Provision for the Bank's 5 percent participation and the present value of the pay-out under the guarantee of the off balance sheet instruments and commitments portfolio	0	86
Total	**1,215**	2,317

Note: / The Group released the provision for credit instruments and derivatives following the close-out of the credit default swap instruments in the last quarter of 2003 (refer also to Notes 22 and 35).*

Other provisions are composed of the following balances:

CZK mil.	1 January 2003	Creation	Release	Foreign exchange difference	31 December 2003
Restructuring provision	321	242	(371)	0	192
Provisions for contracted commitments	3,610	1,637	(1,398)	(4)	3,845
Total	**3,931**	**1,879**	**(1,769)**	**(4)**	**4,037**

Provisions for contracted commitments principally comprise the provision for outstanding vacation days, legal disputes, termination of rental agreements, the provision for bonuses and technical reserve for life and non-life insurance in the amount of CZK 2,450 million (2002: CZK 2,674 million CZK).

31 Deferred income taxes

Deferred income taxes are calculated from all temporary differences between tax bases and carrying values using tax rates effective in the periods in which the temporary tax difference is expected to be realised, that is, 28 percent for 2004 (Slovakia: 25 percent), 26 percent for 2005, and 24 percent for 2006 onwards (2002 to 2003: 31 percent; Slovakia: 25 percent).

Deferred income tax assets and liabilities are attributable to the following items:

CZK mil.	31 December 2003	31 December 2002
Deferred income tax assets	**510**	905
Depreciation	9	32
Unrealised losses on securities	22	1
Banking reserves and provisions	16	122
Provisions for non-banking receivables	64	51
Provisions for assets	179	343
Non-banking reserves	189	363
Loss brought forward from previous periods	206	258
Other temporary differences	61	98
Adjustment for uncertain realisation of tax asset	(236)	(363)
Deferred tax liabilities	**(679)**	(1,168)
Depreciation	(33)	(49)
Leases	(25)	(18)
Change in fair value of hedging derivatives - equity impact	(596)	(1,077)
Other temporary differences	(25)	(24)
Net deferred income tax assets/(liabilities)	**(169)**	(263)

CZK mil.	31 December 2003	31 December 2002
Deferred tax recognised in the financial statements		
Deferred tax asset		
Balance at the beginning of period	905	0
Movement in deferred tax assets	(395)	905
Balance at the end of period	**510**	905
Deferred tax liability		
Balance at the beginning of period	(1,168)	(664)
Consolidation adjustments of deferred taxes (transfer)	0	24
Movement in deferred tax liabilities – profit and loss impact	9	158
Movement in deferred tax liabilities - equity impact	480	(686)
Balance at the end of period	**(679)**	(1,168)
Increase/decrease in deferred tax – profit and loss impact	**(386)**	1,063
Increase/decrease in deferred tax - equity impact	**480**	(686)

In the year ended 31 December 2003, the Group reduced, through the profit and loss statement, the deferred tax asset by CZK 395 million (2002: an increase of CZK 905 million) and the deferred tax liability by CZK 9 million (2002: a decrease of CZK 158 million). Of these movements, CZK 89 million represents a charge arising from the revised corporate income tax rate in the following three years. In addition, the Group recognised through equity, a decrease in the deferred tax liability of CZK 480 million (2002: an increase of CZK 686 million) arising from the change in fair values of hedging derivatives.

32 *Subordinated debt*

In 1998, Komercni Finance, B. V. (a wholly owned subsidiary of the Bank) issued guaranteed step-up callable notes, bearing fixed interest at 9 percent per annum to 15 May 2003 and then interest at a floating rate linked to six-month LIBOR. Komercni Finance, B.V. exercised its option to redeem these notes at the repricing date in May 2003. This also triggered the repayment of the Bank's subordinated debt and the Bank maintained no subordinated debt as of 31 December 2003.

33 *Share capital*

The Bank's share capital, legally registered in the Register of Companies on 11 February 2000, amounts to CZK 19,004,926 thousand and consists of 38,009,852 ordinary shares with a nominal value of CZK 500 each (ISIN: CZ0008019106).

Set out below is a summary of the entities that hold more than 3 percent of the Bank's issued share capital as of 31 December 2003:

Name of the entity	Registered office	Ownership percentage
SOCIETE GENERALE S. A.	29 BLVD HAUSSMANN, PARIS	60.353
The Bank of New York ADR Department	101 Barclay Street, New York	5.480

Société Générale S. A., being the only entity with a qualified holding in the Bank, is a French joint stock company incorporated by a Deed approved through the issuance of a Decree on 4 May 1864, and is licensed as a bank. Under the legislative and regulatory provisions relating to credit institutions, notably the articles of the Monetary and Financial Code, the Company is subject to commercial laws, in particular Articles 210-1 and the following of the French Commercial Code, as well as current by-laws.

On the basis of the consent of the Czech National Bank, The Bank of New York ADR Department holds shares to which global depository receipts (GDRs) owned by a number of foreign investors were issued.

34 *Composition of cash and cash equivalents as reported in the cash flow statement*

CZK mil.	31 December 2003	31 December 2002	Change in the year
Cash and balances with central banks	12,284	13,933	(1,649)
Current accounts with other banks	165	575	(410)
Amounts owed to banks	(1,667)	(1,248)	(419)
Total	**10,782**	13,260	**(2,478)**

35 *Commitments and contingent liabilities*

Legal disputes

The Group conducted a review of legal proceedings outstanding against it as of 31 December 2003. Pursuant to the review of significant litigation matters in terms of the risk of losses and litigated amounts, the Group has recorded a provision of CZK 490 million (2002: CZK 511 million) for these legal disputes. The Group has also recorded an accrual of CZK 92 million (2002: CZK 64 million) for costs associated with a potential payment of interest on one of the pursued claims.

As of 31 December 2003, the Group assessed legal actions filed against other entities. The Group has been notified that certain parties against which it is taking legal action may file counterclaims against it. The Group will contest any such claims and, taking into consideration the opinion of its internal and external legal counsel, believes that any asserted claims made will not materially affect its financial position. No provision has been made in respect of these matters.

Commitments arising from the issuance of guarantees

Commitments from guarantees represent irrevocable assurances that the Group will make payments in the event that a customer cannot meet its obligations to third parties. These assurances carry the same credit risk as loans and therefore the Group makes provisions against these instruments on the same basis as is applicable to loans.

Capital commitments

As of 31 December 2003, the Group had capital commitments of CZK 84 million (2002: CZK 202 million) in respect of current capital investment projects. Management is confident that future net revenues and funding will be sufficient to cover this commitment.

Commitments arising from the issuance of letters of credit

Documentary letters of credit, which are written irrevocable undertakings by the Group on behalf of a customer (mandatory) authorising a third party (beneficiary) to draw drafts on the Group up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate. The group records provisions against these instruments on the same basis as is applicable to loans.

Commitments to extend credit, undrawn loan commitments, unutilised overdrafts and approved overdraft loans

Principal off balance sheet exposures include unutilised overdrafts and approved overdraft loans, undrawn loan commitments, issued commitments to extend credit and unutilised facilities. The primary purpose of commitments to extend credit is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or stand-by letters of credit. Commitments to extend credit issued by the Group represent issued loan commitments or guarantees, undrawn portions of and approved overdrafts loans. Commitments to extend credit or guarantees issued by the Group which are contingent upon customers maintaining specific credit standards (including the condition that a customer's solvency does not deteriorate) are revocable commitments. Irrevocable commitments represent undrawn portions of authorised loans and approved overdraft facilities because they result from contractual terms and conditions in the credit agreements.

Financial commitments and contingencies comprise:

CZK mil.	31 December 2003	31 December 2002
Non-payment guarantees including commitments to issued non-payment guarantees	8,633	7,541
Payment guarantees including commitments to issued payment guarantees	3,446	7,029
Letters of credit uncovered	576	942
Stand by letters of credit uncovered	846	471
Commitments from guarantees	**13,501**	15,983
Received bills of exchange/acceptances and endorsements of bills of exchange	62	0
Total contingent liabilities	**13,563**	15,983
Committed facilities	13,644	13,533
Undrawn credit commitments	20,785	23,831
Confirmed letters of credit	149	15
Unutilised overdrafts and approved overdraft loans	30,630	26,427
Unutilised discount facilities	510	908
Unutilised limits under Framework agreements to provide financial services	10,954	9,771
Total other commitments and unutilised overdrafts	**76,672**	74,485
Letters of credit covered	42	96
Stand by letters of credit covered	1	59
Total contingent revocable and irrevocable commitments	**90,278**	90,623

The Group provides a variety of credit facilities to its largest clients including Czech entities which are part of international groups and which are State owned. Of the Group's committed facilities and guarantees, CZK 6,220 million (2002: CZK 5,852 million) is revocable. All other committed facilities, undrawn credit commitments and unutilised overdrafts are irrevocable and are not subject to further approvals by the Group.

Payment guarantees provided to the subsidiary, Komercni Finance B. V., in connection with the issued subordinated debt (CZK 6,028 million as of 31 December 2002) were withdrawn following the earlier repayment of the debt in accordance with issue terms and conditions (refer also to Note 32).

Credit default swap instruments recorded as issued bank guarantees (2002: EUR 100 million) were closed out in the last quarter of 2003.

The risk associated with off balance sheet credit commitments and contingent liabilities is assessed similarly as for loans to customers, taking into account the financial position and activities of the entity to which the Group issued the guarantee and taking into account the collateral obtained. As of 31 December 2003, the Group recorded provisions for these risks amounting to CZK 1,215 million (2002: CZK 2,317 million).

Finance lease commitments

The Group has entered into finance leases in respect of equipment (computers, ATMs and cars), the payments for which extend over a three year period. The future commitments are included within the unconsolidated balance sheet line '*Other liabilities.*'

Assets held under finance leases:

CZK mil.	**31 December 2003 including interest**	**31 December 2003 excluding interest**	31 December 2002 including interest	31 December 2002 excluding interest
Leased assets	662	596	937	843
Paid instalments	516	474	604	552
Amounts due	**146**	**122**	333	291
Remaining maturity of remaining instalment:				
Up to 1 year	119	98	206	180
1 to 5 years	27	24	127	111
Total	**146**	**122**	333	291

36 *Related parties*

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party on making financial or operational decisions. As of 31 December 2003, the Group was controlled by Société Générale which owns 60.35 percent of the Bank's issued share capital.

A number of banking transactions are entered into with related parties in the normal course of business. These specifically include loans, deposits and other types of transactions. These transactions were carried out on commercial terms and at market rates.

Amounts due to and from the Group companies

As of 31 December 2003, the Group had loans outstanding of CZK 113 million (2002: CZK 1,124 million) to the group entities. The amounts of associated undertakings placed with the Bank totalled CZK 102 million (2002: CZK 14 million).

The following table summarises loans issued to associated undertakings and their deposits with the Bank:

CZK mil.	**31 December 2003**	31 December 2002
Company		
CAC LEASING, a.s.	x	886
Všeobecná stavební spořitelna KB, a.s.	113	238
Total loans	**113**	1,124
CAC LEASING, a.s.	x	12
Všeobecná stavební spořitelna KB, a.s.	102	2
Total deposits	**102**	14

In the years ended 31 December 2003 and 2002, the Group realised no material amounts of income or expenses with its Group companies.

Amounts due to and from the Société Générale Group entities

Principal balances due from the Société Générale Group entities include:

CZK mil.	**31 December 2003**	31 December 2002
Company		
Société Générale London	0	362
Société Générale Paris	19,991	18,743
Société Générale Tokyo	0	80
Sogelease ČR, a.s.	x	10
Franfinance Consumer Credit, s.r.o.	400	x
Franfinance Czech Republic s.r.o.	1,077	0
SGBT Luxemburg	407	0
Total	**21,875**	**19,195**

Principal balances owed to the Société Générale Group entities include:

CZK mil.	**31 December 2003**	31 December 2002
Company		
Franfinance Czech Republic s.r.o.	52	357
SG Finance Praha, a.s.	x	76
SGBT Luxemburg	29	19
Société Générale Warsaw	38	31
Société Générale Paris	1,796	1,282
Franfinance Consumer Credit, s.r.o.	27	0
Société Générale, Prague branch	x	45
Sogelease ČR, a.s.	x	56
Total	**1,942**	**1,866**

Amounts due to and from the Société Générale Group entities principally comprise balances of current accounts, nostro and loro accounts, issued loans, interbank market loans and placements, and debt securities acquired under initial offerings not designated for trading (refer also to Note 18).

As of 31 December 2003, the Bank also carried off balance sheet exposures to Société Générale Group, of which off balance sheet notional assets and liabilities amounted to CZK 49,091 million (2002: CZK 8,069 million) and CZK 40,332 million (2002: CZK 11,481 million), respectively. These amounts principally relate to currency forwards, spot transactions and interest rate swaps and accepted guarantees for credit exposures.

As of 31 December 2003, the Group also carried other amounts due to and from the Société Générale Group entities which are immaterial.

During the year ended 31 December 2003, the Group realised total net income of CZK 718 million (2002: CZK 76 million) and total net expenses of CZK 591 million (2002: CZK 494 million) with Société Générale Paris. Income includes interest income from debt securities acquired under initial offerings not designated for trading issued by Société Générale Paris (refer also to Note 18), income from interbank deposits and fees from transactions with securities. Expenses comprise expenses of interbank deposits, net loss from financial operations and expenses related to the provision of management and consultancy services.

In the years ended 31 December 2003 and 2002, the Group realised no material amounts of income or expenses with other Société Générale Group entities.

In the years ended 31 December 2003 and 2002, the Group recorded no amounts due from the members of its statutory bodies or related persons.

Remuneration and equity compensation scheme of the members of the Management and Supervisory Boards

Remuneration paid to the members of the Management and Supervisory Boards during the years was as follows:

CZK mil.	31 December 2003	31 December 2002
Remuneration to the Management Board members*	47	41
Remuneration to the Supervisory Board members**	3	4
Remuneration to the Directors' Committee members***	64	66
Total	**114**	111

Note:

* ***Remuneration to the Management Board members*** *includes amounts paid during the year ended 31 December 2003 to the current and former directors of the Bank under mandate and management contracts, net of bonuses for 2003, figures for expatriate members of the Management Board include a portion of remuneration net of bonuses for 2003 and other compensations and benefits arising from expatriate relocation contracts.*

** ***Remuneration to the Supervisory Board members*** *includes amounts paid during the year ended 31 December 2003 to the current and former members of the Supervisory Board.*

*** ***Remuneration to the Directors' committee members*** *represents the sum of compensation and benefits paid in 2003 under management contracts or under expatriate relocation contracts in respect of expatriates. This balance does not reflect any compensation provided to the Management Board members (as it is reflected in the remuneration to the Management Board members). All the Management Board members are members of the Directors' Committee.*

	31 December 2003	31 December 2002
Number of the Management Board members	6	6
Number of the Supervisory Board members	9	9
Number of the Directors' Committee members	20*	18*

Note: / These figures include all members of the Management Board who are also members of the Directors' Committee.*

As of 31 December 2003, the Group recorded a reserve of CZK 18 million (2002: CZK 35 million) for an equity compensation program and an estimated payable of CZK 22 million (2002: CZK 15 million) for Management Board bonuses.

Under the equity compensation program, certain members of the Supervisory Board of the Bank have a right to purchase during the first half of 2004 a pre-determined number of ordinary shares of the Bank at CZK 500 per share ('call options'). The members of the Supervisory Board have a right, but not the obligation, to put these shares on the Bank at a price of CZK 1,000 per share after these shares have been held by Board members for a minimum period ('put options'). The cost of the

exercise of these options is borne by the Bank. Options held by the participants of the equity compensation scheme amount to 13,680 shares (2002: 18,240 shares). The equity compensation program will expire in mid-2004.

37 Movement of the hedging reserve in the consolidated statement of changes in shareholders' equity

In accordance with IAS 39, certain derivatives were designated as cash flow hedges. The fair values of cash flow hedges are recorded in a separate category of equity in the hedging reserve as shown below:

CZK mil.	**2003**	2002
Cash flow hedge fair value at 1 January	3,492	1,263
Deferred income tax liability at 1 January	(1,077)	(392)
Balance at 1 January	**2,415**	872

Movements during year

CZK mil.	**2003**	2002
Gains/losses from changes in fair value	180	3,227
Deferred income tax	(56)	(995)
	124	2,232

CZK mil.	**2003**	2002
Transferred to net profit	(1,748)	(999)
Deferred income tax	537	310
	(1,211)	(689)

CZK mil.	**2003**	2002
Balance at 31 December	1,924	3,492
Deferred income tax	(596)	(1,077)
Balance at 31 December	**1,328**	2,415

38 Risk management and financial instruments

(A) Credit risk

Credit rating of borrowers

The Group quantifies counterparty risk using ratings on the basis of a number of criteria depending upon the type and size of the borrower. The rating of the borrower serves as a basis for calculating anticipated risk expenses taking into account the type of the credit product and underlying collateral. The Group rates corporate borrowers based upon quantitative (financial statements of an enterprise) and qualitative (gradings assigned by financial analysts) criteria. The quantitative analysis of the financial statements is undertaken using various ratios depending upon the size of the borrower (turnover) and type of business (manufacturing, leasing, municipality). The methodology used is based upon the methodology implemented throughout the whole Société Générale Group. The Group additionally refers to ratings published by external rating agencies. With effect from 2003, the Group has also used the information supplied by the Central Loan Register (information about legal entities) operated by the Czech National Bank to which banks are required to provide relevant information. Special teams regularly assess the ratings assigned to individual borrowers for correctness and accuracy. In arriving at the rating of retail clients, the Group principally uses quantitative criteria as well as information supplied by the Client Information Bank Register (information about individuals - citizens and businessmen) operated by CBCB, a.s.

The Group monitors credit risk concentrations on an aggregate basis in respect of all on and off balance sheet positions. The Group specifically monitors credit risk concentrations by industry and

TO BE CONTINUED

groups of economically linked entities. With a view to identifying significant credit risk concentrations, the Group compares the proportion of industries to its on and off balance sheet position and the proportion of industries in the Czech Republic (share of GDP). With regard to groups of economically linked entities, the Group monitors the proportion of credit exposures to the groups to the Group's capital.

Receivables that are not categorised

The Group does not classify other amounts due from customers pursuant to the applicable regulation issued by the Czech National Bank. These amounts consist of non-loan receivables that principally originated from the system of payment, fraudulent withdrawals, bank cheques, receivables associated with purchases of securities on behalf of clients that have not been settled, and balances receivable that arise from business arrangements that do not represent financial activities, specifically prepayments made to social security authorities and amounts due from these authorities. As a general policy, the Group records full provisions against these balances if they are overdue by three months or greater.

Provisioning for receivables

The Group charges provisions against amounts due from borrowers by reference to the uncovered exposure which represents the balance receivable after deducting eligible collateral. The Group is prudent in determining the level of provisioning. The provisioning charge is equal to the greater of the provision calculated pursuant to the CNB Regulation, which provides guidance on loan classification and provisioning for loans on the basis of their classification, and the provision determined on the basis of the Group's internal estimate of the expected recovery rates of individual receivables. The Group uses this approach both in respect of on and off balance sheet exposures. The Group also establishes full provisions against past due interest payments and accrued interest on substandard, doubtful and loss receivables.

Pursuant to the applicable CNB regulation, loan classification grades are determined using the following parameters: 'Analysis of the client's financial position', 'Number of overdue days', 'Provision of information by the client', 'Restructuring of the receivable' and 'Initiation of liquidation'. An internal assessment of the loan is determined using a counterparty rating and ratings prepared by analysts. Significant loan exposures are discussed by the Provisioning Committees (a significant proportion of the Group's loan portfolio is reviewed by these Committees).

Loan collateral

Collateral values are determined by the Risk Management Division based upon discount factors used in valuing collateral received. Information about collateral values is transferred to relevant client accounts and is used to calculate uncovered exposures in respect of individual loans for provisioning purposes.

The Group monitors collateral values using two methods. The first method involves monitoring actual market conditions, and changes to legal regulations that have a direct impact on collateral values. Under the second method, the Risk Management Division re-assesses collateral values on a quarterly basis. This re-assessment involves comparing the actual recoverability of collateral to the original values carried in the Group's books.

A significant proportion of the Group's loan portfolio is collateralised by real estate which presently represents more than 50 percent of aggregate collateral values.

Recovery of amounts due from borrowers

The Group has set up a special work-out division. The Debt Recovery Division is engaged in restructuring loans, recovering and selling loans and realising collateral in accordance with the agreement entered into between the Group and the relevant borrower.

Credit risk reallocation instruments

The Group has not entered into any credit derivative transactions to hedge or reallocate its credit exposures.

Revocable contractual commitments

The Group monitors revocable contractual commitments on the same basis as irrevocable commitments. The risk is identified on a client basis and is monitored on a monthly basis but no provisions or reserves are established. These commitments account for 7 percent (2002: 6 percent) of all the Group's contracted undrawn commitments.

Credit risk of financial derivatives

Credit exposure or replacement cost of financial derivative instruments represents the Group's credit exposure from derivative contracts, that is, it indicates the estimated maximum potential losses of the Group in the event that counterparties fail to perform their obligations. It is usually a small fraction of the notional amounts of the contracts. The credit exposure of each contract is indicated by the credit equivalent calculated pursuant to a newly implemented methodology, Current Average Risk ('CAR'), as the average of estimated potential exposures which the Group may have over the remaining term of the contract. Credit risk is established depending on the type of contract and takes into account, among other things, the market value of the contract and its maturity. The Group assesses credit risks of all financial instruments on a daily basis.

As of 31 December 2003, the Group has a potential credit exposure of CZK 16,093 million (2002: 20,791 million) in the event of non-performance by counterparties to its financial derivative instruments. This amount represents the gross replacement cost at market rates as of 31 December 2003 of all outstanding agreements in the event of all counterparties defaulting and does not allow for the effect of netting arrangements.

(B) Market risk

Segmentation of the Group's financial operations

For market risk management purposes, the Group has internally split its activities into two books: the Market Book and the Structural Book. The Market Book includes transactions entered into by the Group's dealers in the interbank markets and instruments acquired for trading purposes. The Structural Book principally consists of business transactions (lending, acceptance of deposits, amounts due to and from customers), hedging transactions within the Structural Book and other transactions not included in the Market Book.

In order to measure market risk, the Group primarily operates a system of limits that reflect the Group's needs as well external requirements.

Products traded by the Group

The Group trades the following products that carry an element of market risk: loans and deposits in the interbank market, currency transactions (spots, swaps, forwards), interest rate instruments (interest rate swaps, FRAs), treasury bills and Government bonds, corporate bonds and other specific products, such as bills of exchange/bill programs, cash management for selected clients, etc. The Group does not conduct any proprietary option transactions, it only enters into back-to-back transactions with options.

The Group enters into transactions with financial derivative instruments for proprietary purposes as well as on clients' accounts. In addition, the Group uses derivative instruments to hedge positions that expose the Group to market risk.

In order to hedge its own positions, the Group primarily uses interest rate swaps, FRAs and currency swaps.

The Group has also entered into a number of structured financial derivative transactions for its clients which are designed to meet the clients' hedging needs. These products are measured using internal models; market risk is eliminated by closing the position through a back-to-back deal.

Financial derivative instruments are traded only on over-the-counter markets. The Group trades no stock exchange derivatives.

Market risk in the Market Book

In order to measure market risk inherent in the Market Book, the Group uses, inter alia, the Value at Risk concept. Value at Risk is calculated using historical simulations and represents a maximum potential loss on the portfolio over a given time period (typically one trading day) with a confidence level of 99 percent. The Group uses analyses of historical scenarios ('back testing') to validate the correctness of Value at Risk. The actual results of the trading books are compared with the modelled value of Value at Risk and the Group assesses the number of breaches of the confidence level.

The Group has also implemented daily analyses of shock scenarios ('stress testing') of all open positions in the Market Book. The Group has defined shock scenarios for principal groups of currencies.

The Global Value at Risk over the holding period of one day with a confidence level of 99 percent was EUR (583,570) and EUR (289,993) as of 31 December 2003 and 2002, respectively. The average Global Value at Risk was EUR (417,072) and EUR (381,579) for the years ended 31 December 2003 and 2002, respectively. The Value at Risk limits were determined by management of the Group for risk management.

Market risk in the Structural Book

The foreign exchange position is monitored on a daily basis in accordance with the CNB Regulation on capital adequacy of banks including credit and market risk. Within its Structural Book, the Group manages foreign exchange risk so as to achieve minimum risk exposures. In order to achieve this, the foreign exchange position of the Structural Book is measured on a daily basis and subsequently hedged under established rules. For the purpose of hedging foreign exchange positions within the Structural Book, the Group uses standard cross-currency instruments in the interbank market, such as cross-currency spots and forwards. Pursuant to regulatory requirements, the Group reports, on a monthly basis, on its foreign currency and Czech crown position to the Czech National Bank.

Interest rate risk within the Structural Book is monitored and measured using a static gap analysis, sensitivity of interest income to a parallel shift of the yield curve, and Earnings at Risk ('EaR') for net interest income which is monitored separately for CZK, USD and EUR, and the sum of other foreign currencies. The EaR indicator shows the maximum departure of the planned net interest income over a one year period attributable to the movements in interest rates with a 99 percent confidence level from the initial value. EaR is set using stochastic simulations of random scenarios of interest rate developments and a change in interest income relative to the initial value is established for each scenario. The calculation of EaR to net interest income involves a stress-testing approach to interest rate risk within the Structural Book.

In order to hedge interest rate risk within the Structural Book the Group uses both standard derivative instruments available in the interbank market (such as FRAs and interest rate swaps) and appropriate investment in securities or selection of interest rate parameters of other assets and liabilities.

(C) Financial derivatives

The Group operates a system of market risk and counterparty limits which are designed to restrict inadequate exposure to movements in market prices and counterparty concentrations. The Group also monitors adherence to all limits on a daily basis and follows up on any breaches of these limits and takes corrective action to reduce the risk exposure.

The following tables set out notional and fair values of financial derivative instruments categorised as held for trading and hedging (refer also to Note 3 to these financial statements).

Financial derivative instruments designated as held for trading:

CZK mil.	Notional value		Notional value		Fair value		Fair value	
	31 December 2003 Assets	**31 December 2003 Liabilities**	31 December 2002 Assets	31 December 2002 Liabilities	**31 December 2003 Positive**	**31 December 2003 Negative**	31 December 2002 Positive	31 December 2002 Negative
Interest rate instruments								
Interest rate swaps	83,538	83,538	66,808	66,808	1,635	1,735	2,666	2,722
Forward Rate Agreements	159,693	159,693	150,841	150,841	62	64	267	333
Options	1,400	1,400	5,600	5,600	11	7	216	227
Total	**244,631**	**244,631**	**223,249**	**223,249**	**1,708**	**1,806**	**3,149**	**3,282**
Foreign currency instruments								
Currency swaps	44,033	43,924	81,108	80,958	877	829	2,450	2,316
Cross currency swaps	10,005	7,672	18,212	14,997	2,400	56	3,374	166
Forwards	4,488	4,455	4,455	5,905	75	39	90	62
Call options	3,655	3,675	2,213	2,237	48	0	36	0
Put options	3,675	3,655	2,237	2,213	0	47	0	36
Total	**65,856**	**63,381**	**108,225**	**106,310**	**3,400**	**971**	**5,950**	**2,580**
Other instruments								
Credit options	11	11	14,758	14,758	0	0	0	0
Forwards on debt securities	1,025	1,025	0	0	1	0	0	0
Forwards on equities	2	2	0	0	0	0	0	0
Equity options	9	9	1,139	1,139	0	0	1	3
Total	**1,047**	**1,047**	**15,897**	**15,897**	**1**	**0**	**1**	**3**
Total	**311,534**	**309,059**	**347,371**	**345,457**	**5,109**	**2,777**	**9,100**	**5,865**

Financial derivative instruments designated as held for trading at nominal values per remaining maturity:

CZK mil.	Up to 1 year	1 to 5 years	Over 5 years	Total
Interest rate instruments				
Interest rate swaps	13,344	52,060	18,134	83,538
Forward Rate Agreements	147,573	12,120	0	159,693
Options	0	1,400	0	1,400
Total	**160,917**	**65,580**	**18,134**	**244,631**
Foreign currency instruments				
Swaps	44,033	0	0	44,033
Cross currency swaps	3,100	6,678	227	10,005
Forwards	4,180	308	0	4,488
Call options	3,528	127	0	3,655
Put options	3,547	128	0	3,675
Total	**58,388**	**7,241**	**227**	**65,856**
Other instruments				
Credit options	11	0	0	11
Forwards on debt securities	1,025	0	0	1,025
Forwards on equities	2	0	0	2
Equity options	9	0	0	9
Total	**1,047**	**0**	**0**	**1,047**
Total	**220,352**	**72,821**	**18,361**	**311,534**

Note: The remaining maturity of forward rate agreements (FRA) covers the period to the fixing date when off balance sheet exposures are reversed.

Financial derivative instruments designated as hedging:

CZK mil.	Notional value		Notional value		Fair value		Fair value	
	31 December 2003 Assets	**31 December 2003 Liabilities**	31 December 2002 Assets	31 December 2002 Liabilities	**31 December 2003 Positive**	**31 December 2003 Negative**	31 December 2002 Positive	31 December 2002 Negative
Interest rate swaps	89,497	89,479	68,641	68,641	3,914	697	4,715	266
Total	**89,497**	**89,479**	68,641	68,641	**3,914**	**697**	4,715	266

Remaining maturity of derivatives designated as hedging:

CZK mil.	Up to 1 year	1 to 5 years	Over 5 years	Total
Interest rate swaps	8,300	35,425	45,772	89,497
Total	8,300	35,425	45,772	89,497

The Group treats as hedges only those contracts where it has the ability to demonstrate that all criteria for recognising the transactions as hedges set out in IAS 39 have been met. Further information on hedges is provided in Note 3 to these financial statements.

(D) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument, therefore, indicates to what extent it is exposed to interest rate risk.

The Group uses internal models for managing interest rate risk. The objective of these models is to describe the estimated economic behaviour of the Group's clients when market interest rates fluctuate. It is the policy of management to manage the exposure to fluctuations in net interest income arising from changes in interest rates through gap analysis of assets and liabilities in individual groups. Further information about interest rate risk management is provided in Section B of this note.

The table below provides information on the extent of the Group's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Those assets and liabilities that do not have contractual maturity or a repricing date were grouped in the 'maturity undefined' category.

CZK mil.	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	Total
Assets						
Cash and current balances with banks	2,866	0	0	0	9,583	12,449
Amounts due from banks	178,440	4,584	2,849	16,200	50	202,123
Securities held for trading	14,601	9,311	861	1,192	140	26,105
Positive fair values of financial derivative transactions	0	0	0	0	9,023	9,023
Due from Česká konsolidační agentura	16,943	5,520	1,840	0	0	24,303
Loans to customers, net	69,860	30,817	33,123	1,947	(2,759)	132,988
Securities available for sale	6,826	4,280	7,554	8,719	177	27,556
Investments held to maturity	97	135	0	16	0	248
Prepayments, accrued income and other assets	589	4,148	0	0	3,009	7,746
Deferred tax asset	0	0	0	0	510	510
Investments in associates and unconsolidated subsidiaries	0	0	0	0	876	876
Tangible and intangible fixed assets, net	0	0	0	0	12,736	12,736
Total assets	**290,222**	**58,795**	**46,227**	**28,074**	**33,345**	**456,663**
Liabilities						
Amounts due to banks	16,336	1,563	246	0	1,940	20,085
Amounts due to customers	130,940	2,637	3,673	134	216,185	353,569
Negative fair values of financial derivative transactions	0	0	0	0	3,474	3,474
Certificated debt	1,247	16,866	0	2,911	0	21,024
Accruals, provisions and other liabilities	3,613	5,862	0	0	5,267	14,742
Income taxes payable	0	0	0	0	1,443	1,443
Deferred tax liability	0	0	0	0	679	679
Minority interest	0	0	0	0	246	246
Total liabilities	**152,136**	**26,928**	**3,919**	**3,045**	**229,234**	**415,262**
On balance sheet interest rate sensitivity gap at 31 December 2003	**138,086**	**31,867**	**42,308**	**25,029**	**(195,889)**	**41,401**
Off balance sheet interest rate assets *	69,024	134,292	89,882	50,934	0	344,133
Off balance sheet interest rate liabilities *	144,788	129,185	60,216	9,943	0	344,133
Net off balance sheet interest rate sensitivity gap at 31 December 2003	**(75,764)**	**5,107**	**29,666**	**40,991**	**0**	0
Cumulative interest rate sensitivity gap at 31 December 2003	**62,322**	**99,296**	**171,270**	**237,290**	**41,401**	x
Total assets at 31 December 2002	293,340	47,375	40,674	26,596	38,107	446,092
Total liabilities at 31 December 2002	169,809	11,727	18,101	242	210,847	410,726
Net on balance sheet interest rate sensitivity gap at 31 December 2002	123,531	35,648	22,573	26,354	(172,740)	35,366
Net off balance sheet interest rate sensitivity gap at 31 December 2002	(40,349)	(5,965)	26,554	19,760	0	0
Cumulative interest rate sensitivity gap at 31 December 2002	83,182	112,865	161,992	208,106	35,366	x

Note: / Off balance sheet assets and liabilities reflect amounts receivable and payable arising from interest rate derivatives which include interest rate swaps, interest rate forwards, interest rate options and cross currency swaps.*

Average interest rates as of 31 December 2003:

Assets	**CZK**	**USD**	**EUR**
Cash and balances with the CNB	1.35%	x	x
Treasury bills and other bills eligible for refinancing	2.33%	x	x
Amounts due from banks	2.20%	2.35%	0.05%
Loans to customers	5.37%	3.07%	3.69%
Interest earning securities	5.71%	2.90%	3.14%
Total assets	**3.43%**	**2.80%**	**1.45%**
Total interest earning assets	**3.68%**	**2.82%**	**1.50%**
Liabilities			
Amounts owed to banks	2.50%	0.99%	0.05%
Amounts owed to customers	0.97%	0.26%	0.88%
Certificated debt	6.89%	x	x
Total liabilities	**1.18%**	**0.44%**	**0.80%**
Total interest bearing liabilities	**1.37%**	**0.45%**	**0.86%**

Note: The above table sets out the average interest rates for December 2003 calculated as a weighted average for each asset and liability category.

(E) Liquidity risk

Liquidity risk is a measure of the extent to which the Group may be required to raise funds to meet its commitments associated with financial instruments.

Liquidity risk management is based upon the liquidity risk management system approved by the Group's management which complies with the CNB Regulation on banking liquidity management principles and covers the other needs/requirements of the Group in respect of liquidity risk management. Liquidity is monitored on a Group wide level, with the Market Book also having a stand-alone limit. The Group has established its liquidity risk management rules such that it maintains its liquidity profile in normal conditions (basic liquidity scenario) and in crisis conditions (crisis liquidity scenario). As such, the Group has defined a set of indicators for which binding limits are established.

The Group is exposed to daily calls on its available cash resources from derivatives, overnight deposits, current accounts, maturing deposits, loan draw-downs and guarantees. The Group does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Group sets limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of interbank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand.

The Group provides the Czech National Bank with a 'Summary of actual remaining maturities of assets and liabilities' and a 'Summary of estimated remaining maturity of assets and liabilities' on a monthly basis.

The table below provides an analysis of assets, liabilities and shareholders' equity into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date pursuant to CNB methodology. Those assets and liabilities that do not have a contractual maturity date are grouped together in the 'maturity undefined' or 'on demand' category. The 'on demand' category principally consists of all current accounts of banks and clients.

CZK mil.	On demand to 7 days	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Maturity undefined	Total
Assets							
Cash and current balances with banks	9,205	0	0	0	0	3,244	12,449
Amounts due from banks	63,737	114,310	4,552	2,800	16,200	524	202,123
Securities held for trading	1,732	12,784	9,065	1,122	1,262	140	26,105
Positive fair values of financial derivative transactions	0	0	0	0	0	9,023	9,023
Due from Česká konsolidační agentura	0	3,516	18,038	2,749	0	0	24,303
Loans to customers, net	2,810	10,642	32,849	41,350	27,143	18,194	132,988
Securities available for sale	0	253	3,876	7,942	15,308	177	27,556
Investments held to maturity	0	97	135	0	16	0	248
Prepayments, accrued income and other assets	939	126	4,279	0	0	2,402	7,746
Deferred tax asset	0	0	0	0	0	510	510
Investments in associates and unconsolidated subsidiaries	0	0	0	0	0	876	876
Tangible and intangible fixed assets, net	0	0	0	0	0	12,736	12,736
Total assets	**78,423**	**141,728**	**72,794**	**55,963**	**59,929**	**47,826**	**456,663**
Liabilities							
Amounts due to banks	9,511	3,507	4,625	2,442	0	0	20,085
Amounts due to customers	296,369	45,547	4,906	6,012	735	0	353,569
Negative fair values of financial derivative transactions	0	0	0	0	0	3,474	3,474
Certificated debt	0	18	16,917	1,229	2,860	0	21,024
Accruals, provisions and other liabilities	3,129	45	5,873	0	0	5,695	14,742
Income taxes payable	0	9	1,434	0	0	0	1,443
Deferred tax liability	0	0	0	0	0	679	679
Minority interest	0	0	0	0	0	246	246
Shareholders' equity	0	0	0	0	0	41,401	41,401
Total liabilities	**309,009**	**49,126**	**33,755**	**9,683**	**3,595**	**51,495**	**456,663**
On balance sheet liquidity gap at 31 December 2003	(230,586)	92,602	39,039	46,280	56,334	(3,669)	0
Off balance sheet assets *	19,090	34,205	57,880	19,931	5,207	25,605	161,918
Off balance sheet liabilities *	18,512	28,389	16,495	7,618	1,208	1,424	73,646
Net off balance sheet liquidity gap at 31 December 2003	578	5,816	41,385	12,313	3,999	24,181	88,272
Total assets at 31 December 2002	90,763	123,260	34,263	67,992	58,341	71,473	446,092
Total liabilities at 31 December 2002	273,053	55,635	29,129	30,760	7,075	50,440	446,092
Net on balance sheet liquidity gap at 31 December 2002	(182,290)	67,625	5,134	37,232	51,266	21,033	0
Net off balance sheet liquidity gap at 31 December 2002	143	9,617	33,627	19,024	11,595	22,487	96,493

Note: / Off balance sheet assets and liabilities include amounts receivable and payable arising from FX spot, forward and option contracts and payables under guarantees, letters of credit and committed facilities.*

Foreign exchange position

The table below provides an analysis of the Group's main currency exposures. The remaining currencies are shown within 'Other currencies.' Whilst the Group monitors its foreign exchange position for compliance with the regulatory requirements of the Czech National Bank established in respect of limits on open positions, the most significant tool for measuring the Group's open foreign currency position involves monitoring the 'value at risk' limit on the foreign exchange exposure of the

whole Bank. In establishing the 'value at risk' the Group monitors its open foreign currency position in 14 currencies and offsets mutual correlations. The 'value at risk' limit is established such that the Group is unable to breach the regulatory limits of the Czech National Bank without breaching the 'value at risk' limit. Further information about risk management is provided in Note B.

CZK mil.	Czech crowns	Eurozone currencies	US dollars	Swiss francs	Slovak crowns	Other currencies	Total
Assets							
Cash and current balances with banks	9,824	1,838	299	116	144	228	12,449
Amounts due from banks	189,714	8,680	2,440	212	468	609	202,123
Securities held for trading	25,239	0	0	0	737	129	26,105
Positive fair values of financial derivative transactions	9,015	0	0	0	8	0	9,023
Due from Česká konsolidační agentura	24,303	0	0	0	0	0	24,303
Loans to customers, net	119,018	7,917	4,178	217	1,655	3	132,988
Securities available for sale	19,161	3	8,392	0	0	0	27,556
Investments held to maturity	97	135	0	0	16	0	248
Prepayments, accrued income and other assets	7,340	217	175	0	3	11	7,746
Deferred tax asset	510	0	0	0	0	0	510
Investments in associates and unconsolidated subsidiaries	876	0	0	0	0	0	876
Tangible and intangible fixed assets, net	12,678	0	0	0	58	0	12,736
Total assets	**417,775**	**18,790**	**15,484**	**545**	**3,089**	**980**	**456,663**
Liabilities							
Amounts due to banks	15,863	343	3,344	3	505	27	20,085
Amounts due to customers	314,016	25,806	10,858	382	1,743	764	353,569
Negative fair values of financial derivative transactions	3,458	0	0	0	16	0	3,474
Certificated debt	21,024	0	0	0	0	0	21,024
Accruals, provisions and other liabilities	14,202	335	170	5	18	12	14,742
Income taxes payable	1,435	(1)	0	0	9	0	1,443
Deferred tax liability	677	0	0	0	2	0	679
Minority interest	246	0	0	0	0	0	246
Shareholders' equity	41,275	7	0	0	119	0	41,401
Total liabilities	**412,196**	**26,490**	**14,372**	**390**	**2,412**	**803**	**456,663**
Net FX position at 31 December 2003	**5,579**	**(7,700)**	**1,112**	**155**	**677**	**177**	**0**
Off balance sheet assets*	318,714	53,272	20,877	205	2,952	4,772	400,791
Off balance sheet liabilities *	321,785	46,244	22,040	358	2,998	4,889	398,315
Net off balance sheet FX position	**(3,071)**	**7,027**	**(1,163)**	**(154)**	**(47)**	**(117)**	**2,476**
Total net FX position at 31 December 2003	**2,508**	**(673)**	**(51)**	**1**	**630**	**60**	**2,476**
Total assets at 31 December 2002	384,766	25,499	30,524	537	3,488	1,278	446,092
Total liabilities at 31 December 2002	394,020	26,996	20,727	474	2,870	1,005	446,092
Net FX position at 31 December 2002	(9,254)	(1,497)	9,797	63	618	273	0
Off balance sheet net FX position at 31 December 2002	11,811	1,852	(9,769)	14	(300)	(224)	3,384
Total net FX position at 31 December 2002	2,557	355	28	77	318	49	3,384

Note: / Off balance assets and liabilities include amounts receivable and payable arising from spot and forward transactions.*

whole Bank. In establishing the 'value at risk' the Group monitors its open foreign currency position in 14 currencies and offsets mutual correlations. The 'value at risk' limit is established such that the Group is unable to breach the regulatory limits of the Czech National Bank without breaching the 'value at risk' limit. Further information about risk management is provided in Note B.

CZK mil.	Czech crowns	Eurozone currencies	US dollars	Swiss francs	Slovak crowns	Other currencies	Total
Assets							
Cash and current balances with banks	9,824	1,838	299	116	144	228	12,449
Amounts due from banks	189,714	8,680	2,440	212	468	609	202,123
Securities held for trading	25,239	0	0	0	737	129	26,105
Positive fair values of financial derivative transactions	9,015	0	0	0	8	0	9,023
Due from Česká konsolidační agentura	24,303	0	0	0	0	0	24,303
Loans to customers, net	119,018	7,917	4,178	217	1,655	3	132,988
Securities available for sale	19,161	3	8,392	0	0	0	27,556
Investments held to maturity	97	135	0	0	16	0	248
Prepayments, accrued income and other assets	7,340	217	175	0	3	11	7,746
Deferred tax asset	510	0	0	0	0	0	510
Investments in associates and unconsolidated subsidiaries	876	0	0	0	0	0	876
Tangible and intangible fixed assets, net	12,678	0	0	0	58	0	12,736
Total assets	**417,775**	**18,790**	**15,484**	**545**	**3,089**	**980**	**456,663**
Liabilities							
Amounts due to banks	15,863	343	3,344	3	505	27	20,085
Amounts due to customers	314,016	25,806	10,858	382	1,743	764	353,569
Negative fair values of financial derivative transactions	3,458	0	0	0	16	0	3,474
Certificated debt	21,024	0	0	0	0	0	21,024
Accruals, provisions and other liabilities	14,202	335	170	5	18	12	14,742
Income taxes payable	1,435	(1)	0	0	9	0	1,443
Deferred tax liability	677	0	0	0	2	0	679
Minority interest	246	0	0	0	0	0	246
Shareholders' equity	41,275	7	0	0	119	0	41,401
Total liabilities	**412,196**	**26,490**	**14,372**	**390**	**2,412**	**803**	**456,663**
Net FX position at 31 December 2003	**5,579**	**(7,700)**	**1,112**	**155**	**677**	**177**	**0**
Off balance sheet assets*	318,714	53,272	20,877	205	2,952	4,772	400,791
Off balance sheet liabilities *	321,785	46,244	22,040	358	2,998	4,889	398,315
Net off balance sheet FX position	**(3,071)**	**7,027**	**(1,163)**	**(154)**	**(47)**	**(117)**	**2,476**
Total net FX position at 31 December 2003	**2,508**	**(673)**	**(51)**	**1**	**630**	**60**	**2,476**
Total assets at 31 December 2002	384,766	25,499	30,524	537	3,488	1,278	446,092
Total liabilities at 31 December 2002	394,020	26,996	20,727	474	2,870	1,005	446,092
Net FX position at 31 December 2002	(9,254)	(1,497)	9,797	63	618	273	0
Off balance sheet net FX position at 31 December 2002	11,811	1,852	(9,769)	14	(300)	(224)	3,384
Total net FX position at 31 December 2002	2,557	355	28	77	318	49	3,384

Note: / Off balance assets and liabilities include amounts receivable and payable arising from spot and forward transactions.*

(G) *Operational risk*

The Group does not presently monitor and manage operational risk centrally. Operational risk is monitored at the level of organisational units. Pursuant to the anticipated introduction of a capital requirement in respect of operational risk, the Group has been centrally monitoring and reporting significant events of operational risk to its parent company since mid-2003. Management of the Group are currently not considering putting other tools in place for measuring and managing operational risk.

(H) *Legal risk*

The Group regularly monitors and evaluates legal disputes filed against it. The Group categorises the estimated risk of loss in the disputes into three categories: low risk (below 50 percent), medium risk and high risk. In order to cover all contingent liabilities arising from legal disputes, the Group establishes a reserve equal to the claimed amount in respect of all litigation, where it is named as a defendant and the likelihood of loss has been estimated to exceed 50 percent. The Group also manages its legal risk through the assessment of legal risks involved in the contracts to which the Group is a party.

(I) *Estimated fair value of assets and liabilities of the Group*

Fair value of financial instruments is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Where available, fair value estimates are made based on quoted market prices. However, no readily available market prices exist for a significant portion of the Group's financial instruments. In circumstances where the quoted market prices are not readily available, the fair value is estimated using discounted cash flow models or other generally acceptable pricing models as appropriate. Changes in underlying assumptions, including discount rates and estimated future cash flows, significantly affect the estimates. Therefore, the calculated fair market estimates cannot be realised in a current sale of the financial instrument.

In estimating the fair value of the Group's financial instruments, the following methods and assumptions were used.

(a) Cash and balances with the central bank

The carrying values of cash and balances with the central bank are generally deemed to approximate their fair value.

(b) Investments held to maturity

Fair values of securities carried in the 'Held to maturity' portfolio are calculated by discounting future cash flows using prevailing market rates.

(c) Due from banks

The estimated fair value of amounts due from banks that mature in 180 days or less approximates their carrying amounts. The fair value of other amounts due from banks is estimated based upon discounted cash flow analyses using interest rates currently offered for investments with similar terms (market rates adjusted to reflect credit risk). The fair value of non-performing amounts due from banks is estimated using a discounted cash flow analysis or the appraised value of the underlying collateral. Provisions are not taken into consideration when calculating fair values.

(d) Loans to customers

The fair value of variable yield loans that regularly reprice, with no significant change in credit risk, generally approximates their carrying value. The fair value of loans at fixed interest rates is estimated using discounted cash flow analyses, based upon interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The fair value of non-performing loans to customers is estimated using a discounted cash flow analysis or the appraised value of the underlying collateral, where available. Loans at fixed interest rates represent only a fraction of the total carrying value and hence the fair value of total loans to customers approximates the carrying values as of the balance sheet date. Provisions are not taken into consideration when calculating fair values.

(e) Amounts due to banks and customers

The fair value of term deposits repayable on demand represents the carrying value of amounts repayable on demand as of the balance sheet date. The fair value of term deposits at variable interest rates approximates their carrying values as of the balance sheet date. The fair value of deposits at fixed interest rates is estimated by discounting their future cash flows using market interest rates.

(f) Certificated debt

The fair value of certificated debt issued by the Group is based upon quoted market prices. Where no market prices are available, the fair value is equal to an estimate made by the Group.

The following table summarises the carrying values and fair values of those financial assets and liabilities not presented on the balance sheet at their fair value:

CZK mil.	31 December 2003 Carrying value	31 December 2003 Fair value	31 December 2002 Carrying value	31 December 2002 Fair value
Financial assets				
Cash and balances with the central bank	12,449	12,449	14,508	14,508
Amounts due from banks	202,123	202,272	200,239	200,254
Loans to customers, including loans to Česká konsolidační agentura, net	157,291	160,758	158,418	166,217
Investments held to maturity	248	256	243	305
Financial liabilities				
Amounts due to banks	20,085	20,026	24,297	24,352
Amounts due to customers	353,569	351,869	341,708	341,670
Certificated debt	21,024	21,417	17,943	19,214

39 *Assets under management*

As of 31 December 2003, the Group managed client assets in the amount of CZK 37,371 million (2002: CZK 34,250 million), of which the assets of Penzijní fond Komerční banky, a.s. amounted to CZK 10,293 thousand (2002: CZK 8,889 thousand).

40 *Post balance sheet events*

No significant events occurred between the balance sheet date and the date when these financial statements were authorised for issue.

Survey of Financial Results 1999 – 2003

CZK mil.	Unconsolidated data	2003	2002	2001	2000	1999
International Financial Reporting Standards (IFRS)	Net Interest Income	11,937	12,447	12,989	12,287	11,947
	Net Fees and Commissions	8,711	8,320	8,394	7,181	4,350
	Total Operating Income	21,889	22,597	23,809	21,805	20,390
	Total Operating Costs	(11,728)*	(12,760)*	(15,065)*	(13,783)*	(12,770)
	Net Profit/(Loss)	9,262	8,763	2,532	(19)	(9,782)
	Total Assets	447,565	439,753	421,720	402,205	390,122
	Loans to Customers, net	130,900	121,154	135,197	126,943	181,754
	Amounts Due to Customers	349,505	341,114	321,345	287,624	259,191
	Total Shareholders' Equity	40,399	33,758	23,598	20,211	17,776
	Return on Average Equity, ROAE (%)	24.98	30.56	11.56	x	x
	Return on Average Assets, ROAA (%)	2.09	2.03	0.61	x	x
	Net Interest Margin (%)	3.00	3.25	3.64	3.62	3.42
	Cost/Income Ratio (%)	53.58	56.47	63.27	63.21	62.63
	Operating Costs on an Employee (CZK th.)	(1,351)	(1,428)	(1,526)	(1,162)	(947)
	Net Profit on an Employee (CZK th.)	1,067	981	256	x	x
	Total Assets on an Employee (CZK th.)	51,545	49,217	42,714	33,898	28,926
Czech Accounting Standards (CAS**)	Net Interest Income	11,962	12,614	13,565	12,344	11,915
	Net Fees and Commissions	5,780	6,232	5,981	4,422	4,350
	Total Operating Costs	(10,120)	(11,705)	(12,066)	(11,022)	(11,039)
	Net Profit/(Loss)	9,310	9,229	2,624	(149)	(9,242)
	Total Assets	451,397	445,982	429,659	407,556	439,110
	Amounts Due From Customers	160,149	163,806	193,774	133,977	183,644
	Amounts Owed to Customers	315,808	305,788	289,638	272,228	259,191
	Total Shareholders' Equity	40,419	33,804	23,668	20,034	17,826
	Return on Average Equity, ROAE (%)	25.09	32.12	12.01	x	x
	Return on Average Assets, ROAA (%)	2.07	2.11	0.63	x	x
Methodology of the Czech National Bank***	Capital Adequacy (%)	15.37	13.35	15.18	14.38	10.69
	Tier 1	27,734	22,138	19,951	20,100	15,084
	Tier 2	2,272	6,091	9,607	9,973	9,882
	Tier 3	0	0	0	0	0
	Deductible Items From Tier 1 and Tier 2	2,590	1,896	1,387	1,322	1,994
	Capital Requirement A	14,543	15,164	15,071	15,424	17,193
	Capital Requirement B	776	638	688	573	N/A
	Number of Employees (Average)	8,683	8,935	9,873	11,865	13,487
	Number of Points of Sale	335	331	323	342	349

* Including restructuring costs

** Excluding 1999 all periods according to the methodology effective since 2002

*** Data for 2003 according to a new methodology

Identification Details of the Company Entered in the Commercial Register

(maintained with the Municipal Court in Prague, Section B, File No. 1360)

Date of incorporation:	5 March 1992
Business name:	Komerční banka, a. s.
Registered office:	Prague 1, Na Příkopě 33, building identification number 969, postcode 114 07
Identification number:	45 31 70 54
Legal form:	Public limited company

Objects of business:

The Bank shall carry on business pursuant to Act No 21/1992 Coll., the Banking Act, as amended. The business activities of the Bank shall include:

a) acceptance of deposits from the public,

b) granting of loans,

c) investing in securities on the Bank's own account,

d) financial leasing,

e) making and receiving payments and administration of clearing system,

f) issuing of payment instruments, such as payment cards and traveller's cheques,

g) provision of guarantees,

h) issue of letters of credit,

i) provision of collection services,

j) provision of investment services,

k) dealing on the Bank's own account or on the client's account in foreign currencies and gold,

l) financial brokerage,

m) foreign exchange operations (foreign exchange purchase),

n) provision of depository services,

o) provision of banking information,

p) rental of safe-deposit boxes,

q) issue of mortgage bonds,

r) activities directly related to those mentioned in paragraphs a) - q)

The Bank shall further carry on business activities for business enterprises that provide supporting banking services and for financial institutions that are controlled by the Bank. The extent of the business activities shall cover:

a) accounting consultants activities, book-keeping,

b) procurement of deals,

c) engineering activities in investment production,

d) administration and maintenance of real estate,

e) organization of specialized courses, training, and other educational programs including teaching,

f) business, financial, organizational, and economic consultants activity.

Statutory body - Board of Directors:

Chairman:	Alexis Raymond Juan, birth date 11 June 1943 Prague 1, Senovážné náměstí čp. 869/28 Date of entry into office: 5 October 2001 Member of the Board of Directors from: 5 October 2001 Person responsible for the performance of the activities of a brokerage house.
Vice-Chairman:	Guy Poupet, birth date 5 January 1952 Prague 1, Břehová 8/208, postcode 110 00 Date of entry into office: 9 October 2002 Member of the Board of Directors from: 25 June 2002
Member:	Peter Palečka, birth number: 591103/6692 Černošice, Jahodová 1565, Prague-West District, postcode 252 28 Member of the Board of Directors from: 5 October 2001
Member:	Matúš Púll, birth number: 490625/214 Vrané nad Vltavou, Nad školkou 530, Prague - West District, postcode 252 46 Date of entry into office: 5 October 2001
Member:	Olivier Flourens, birth date 1 July 1959 Prague 1, Ovocný trh 15, postcode 110 00 Date of entry into office: 1 February 2003
Member:	Philippe Rucheton, birth date 9 September 1948 Prague 1, Břehová 8/208, postcode 110 00 Date of entry into office: 2 May 2002

Acting on behalf of the Bank:

The Board of Directors as the statutory body shall act on behalf of the Bank in all matters; action shall be taken either by all members of the Board of Directors jointly or by any two members jointly.

Signing on behalf of the Bank: Either all members of the Board of Directors jointly or any two members of the Board jointly shall sign on behalf of the Bank.

Supervisory Board:

Member:	Petr Laube, birth number 490708/118 Prague 5, Košíře, Kvapilova 958/9 Date of entry into office: 8 October 2001
Member:	Pavel Krejčí, birth number 631108/0644 Olomouc, Rolsberská 30, postcode 772 00 Member of the Supervisory Board from: 27 May 2001
Member:	Miroslava Šmídová, birth number 655506/0094 Plzeň, Žižkova 55, Plzeň-město District, postcode 320 15 Member of the Supervisory Board from: 27 May 2001
Member:	Jan Kučera, birth number 511030/013 Náchod, Ovocná Str. 1576, postcode 574 01 Member of the Supervisory Board from: 27 May 2001

Member:	Jan Juchelka, birth number 710919/5148 Poděbrady, Jižní 1339, Nymburk District, postcode 290 01 Date of entry into office: 8 October 2001
Member:	Didier Alix, birth date 16 August 1946 14, bis Rue Raynouard, 75116 Paris, France Date of entry into office: 8 October 2001
Member:	Jean – Louis Mattei, birth date 8 September 1947 24, Rue Pierre et Marie Curie, 75005 Paris, France Date of entry into office: 8 October 2001
Member:	Christian Achille Frederic Poirier, birth date 30 November 1948 19, Rue Mademoiselle, 78000 Versailles, France Date of entry into office: 8 October 2001
Member:	Séverin Cabannes, birth date 21 July 1958 14, Rue de Voisins, 78430 Louveciennes, France Date of entry into office: 8 October 2001 Person responsible for the performance of the activities of a brokerage house.
Shares:	38,009,852 listed ordinary bearer shares of a nominal value of CZK 500 each
Registered capital:	CZK 19,004,926,000
Of which paid up:	100%

Other facts:

- Manner of the Company's establishment:

In accordance with the privatisation project for the state financial institution Komerční banka, with its registered office in Prague, Na Příkopech 28, approved by resolution of the Government of the Czechoslovak Federative Republic No. 1 of 9 January 1992 and No. 109 of 20 February 1992, the National Property Fund of the Czech Republic, as the sole promoter, established the public limited company styled Komerční banka, a. s., based on a Founding Deed of 3 March 1992 under section 172 of the Commercial Code.

- An amendment to the Articles of Association adopted by the General Meeting held on 16 July 1992 has been registered.
- An amendment to the Articles of Association adopted by the General Meeting held on 8 November 1993 has been registered.
- An amendment to the Articles of Association adopted by the General Meeting held on 29 April 1994.
- An amendment to the Articles of Association adopted by the General Meeting held on 6 May 1996.

Information on Komerční banka Securities

Bonds of Komerční banka (unredeemed)

List of bonds issued by Komerční banka

No.	Bonds	Issue Date Maturity Date	Volume in CZK Number of pcs.	Interest Rate	Pay-out of Interest
1	2	3	4	5	6
1.	1997/2004 ISIN: 770970000947	8. 8. 1997 8. 8. 2004	8,000,000,000 800,000	zero coupon	-
2.	HZL 1999/2004 ISIN: CZ0002000110	13. 5. 1999 13. 5. 2004	4,000,000,000 400,000	8.125% p. a.	Yearly
3.	HZL 1999/2004 ISIN: CZ0002000102	15. 6. 1999 15. 6. 2004	1,500,000,000 150,000	8.0% p. a.	Yearly
4.	1999/2004 ISIN: CZ0003700528	10. 9. 1999 10. 9. 2004	5,000,000,000 500,000	8.0% p. a.	Yearly
5.	HZL 2000/2007 ISIN: CZ0002000151	15. 9. 2000 15. 9. 2007	1,100,000,000 11,000	6month PRIBOR + 3.50 p. p.	Half-yearly
6.	HZL 2003/2009 ISIN: CZ0002000268	21.8.2003 21.8.2009	2,600,000,000 260,000	5.5% p.a.	Yearly

HZL = mortgage bonds

All bonds are issued in CZK, are registered (apart from bonds without interest coupons), made out to the bearer in dematerialised form, and have a nominal value of CZK 10,000, except for the mortgage bonds ISIN: CZ0002000151, which have a nominal value of CZK 100,000.

The mortgage bonds HZL ISIN CZ0002000268 were issued in the scope of the KB Debt Issuance Programme approved by a decision of the Securities Commission dated 6 May 2003. The 10-Year Debt Issuance Programme with the maturity of any single issue of up to 10 years enables the Bank to issue mortgage bonds with a maximum amount of CZK 15 billion outstanding.

Unredeemed bonds were issued in the relevant years in accordance with the Bonds Act 530/1990 Col. and Securities Act 591/1991 Col., as amended. The issue of bonds was licensed by a decision of the Ministry of Finance or the Securities Commission.

Public trading

All unredeemed bonds (apart from bonds without interest coupons, which are not publicly tradable) are accepted for trading on the free market of the Prague Stock Exchange.

The transferability of bonds is unlimited. Bonds are transferred upon registration of their ownership in the account of the new owner in the Securities Centre.

Rights vested in the bonds

Rights and obligations pertaining to the bonds are governed by and interpreted in accordance with the legal regulations of the Czech Republic. They are explicitly expressed in the Terms and Conditions of each issue.

Bonds bear interest from the date of issue (see column 3 of the table) and payment of the yield is made at half-yearly or yearly intervals (see column 6 of the table). The yield on the securities is paid by the issuer - Komerční banka, a. s., registered office Na Příkopě 33, Prague 1, through its Headquarters and branches.

The bonds will be paid by Komerční banka, a. s., Na Příkopě 33, Prague 1, through the Bank's Headquarters and branches in a lump-sum of the nominal value on the maturity date (see column 3 of the table).

Komerční banka Shares

Type:	ordinary share
Form:	bearer share
Representation:	dematerialised
Total value of the issue:	CZK 19,004,926,000
Total number of shares:	38,009,852
Nominal value of 1 share:	CZK 500
ISIN:	CZ0008019106

Public trading

Komerční banka shares are publicly traded on Czech capital markets – the Prague Stock Exchange and RM-SYSTÉM (the organiser of the non-exchange market of securities). For further information about trading in shares, share prices and dividends please refer to the chapter Komerční banka Share Price.

Rights vested in the shares

Rights pertaining to ordinary shares are derived from Act No 513/1991 Coll., the Commercial Code, as amended, and have no special rights attached.

Shareholders' voting rights are governed by the nominal value of the shares. Each CZK 500 of the nominal value of the share is equivalent to one vote.

Shareholders are entitled to a share of the Bank's profit (dividend) approved for distribution by the annual general meeting based on the Bank's financial result and in accordance with the conditions stated in the generally binding legal regulations. Dividend rights belong to shareholders who own shares 30 calendar days following the date of the annual general meeting that approved the payment of the dividend. If the Board of Directors decides to register rights to the payment of a dividend in the records of dematerialised securities, those shareholders shall have a right to a dividend whose right is registered in the records of dematerialised securities 30 calendar days after the date of the annual general meeting that approved the dividend. The dividend is payable 30 days after the decisive day on which the shareholder's right arose, in accordance with the previous sentence of this provision. The right to the payment of the dividend is time-barred from four years after its date of payment. In the event of the shareholder's death his legal inheritor shall be authorised to exercise all rights attached to the shares.

On the Bank's liquidation and dissolution the means of liquidation is governed by the relevant generally binding legal regulations. Distribution of the remaining balance on liquidation among shareholders is approved by the annual general meeting in the proportion of the nominal value of the shares held by the Bank's shareholders.

Acquisition of Own Shares by Komerční banka

In 2003, Komerční banka acquired its own stock in accordance with the Commercial Code, which provides specific terms according to which a company may purchase its own shares, and based on a decision of the Bank's General Meeting of 26 June 2002. The reasons for the acquisition of the Bank's own stock were market making and the management of the Bank's capital adequacy.

Information on the Acquisition by Komerční banka of its Own Shares

	Number/ nominal value as at 1 January 2003 [pieces/CZK th.]	Proportion of share capital as at 1 January 2003 [%]	Number/nominal value as at 31 December 2003 [pcs/CZK th.]	Proportion of share capital as at 31 December 2003 [%]
Trading portfolio	6,000	0.016	9,222	0.024
	3,000		4,611	
Portfolio for sale	10,890	0.029	18,240	0.048
	5,445		9,120	

	Number/nominal value of acquired shares [pcs/CZK th.]	Number/nominal value of sold shares [pcs/CZK th.]	Sum of purchase prices of acquired shares [CZK th.]	Min. and max. acquisition price [CZK]	Sum of selling prices of sold shares [CZK th.]	Min. and max. selling price [CZK]
Trading portfolio	1,627,516	1,624,294	3,587,584	1,817	3,568,105	1,825
	813,758	812,147		2,667		2,661
Portfolio for sale	32,000	24,650	64,368	1,950	23,953	2,388
	16,000	12,325		2,090		2,389

Komerční banka Global depository receipts

Global depository receipts (GDRs) were issued for shares of Komerční banka administered by The Bank of New York ADR Department (shares held on its proprietary account in the Securities Centre). GDRs bear, in principle, the same rights as shares of the Bank and they may be re-converted into shares. One GDR represents one third of a share of the Bank.

The GDR programme was launched at the end of June 1995 by the issue of the first block - Komerční banka entered the international capital markets, and the second issue was in 1996.

From the start, the GDRs have been traded on the London Stock Exchange and in the PORTAL system (the market of the National Association of Securities Dealers, Inc.) in the US. The number of GDRs issued as at 31 December 2003 was 6,249,402.

United Kingdom tax considerations

The following comments below are of a general nature and are based on current United Kingdom ("U.K.") tax law and U.K. Inland Revenue practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These comments represent a summary of the principal U.K. tax consequences to a holder, who or which is resident or ordinarily resident in the U.K. or is carrying on a trade or business in the U.K. through a permanent establishment (collectively, "U.K. Holders"), of the ownership of GDRs or Shares delivered upon surrender of GDRs. It deals only with GDRs or Shares held as capital assets and does not deal with certain special classes of holders, such as dealers.

Taxation of dividends and other distributions

Distributions, including cash dividends paid with respect to the underlying Shares to a U.K. Holder, will generally be taxed as income of the U.K. Holder. Any Czech withholding tax paid in respect of such

distributions to a U.K. Holder will generally be available as a credit against any U.K. tax liability of such U.K. Holder (and not recoverable from the Czech authorities) in respect of such distribution.

Where dividends are paid by or through a U.K. paying agent or collected by a U.K. collecting agent, such agent may, in certain cases, be required to supply to the U.K. Inland Revenue details of the payment and certain details relating to the U.K. Holder (including the U.K. Holder's name and address). U.K. Inland Revenue published practice indicates that the U.K. Inland Revenue will not exercise its power to obtain information where such dividends are paid or received during the 2003/2004 tax year which ends on 5 April, 2004. It has not yet been announced whether this practice will continue for the 2004/2005 tax year which begins on 6 April, 2004. Any information obtained may, in certain circumstances, be provided by the U.K. Inland Revenue to the tax authorities of other jurisdictions.

Sale or other disposition of GDRs

A U.K. Holder of GDRs may, depending on individual circumstances and subject to any available exemption or relief, be subjected to United Kingdom tax on a disposition or deemed disposition of a GDR (or of Shares acquired upon surrender of GDRs). Relief may be available for any Czech tax paid on such a disposal. There should be no liability for United Kingdom stamp duty or stamp duty reserve tax on a disposition of a GDR provided the disposition is undertaken by delivery.

Surrender of GDRs

Upon surrender of a GDR to the Depositary in return for a Share, no liability for U.K. taxation should arise provided the GDR holder is the beneficial owner of the Shares. Generally, the Shares acquired from the Depositary will be acquired at a base cost equal to the cost to the U.K. Holder of acquiring the GDR surrendered.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES OF AN INVESTMENT IN THE GDRs.

Emoluments and Benefits of the Management and Statutory Bodies

See Notes to the Unconsolidated Financial Statements according to CAS, Note No 29 - Related parties, paragraph: Remuneration and equity compensation scheme of the members of the Management and Supervisory Boards.

Number of Shares Held by the Management and Statutory Bodies

as at 31 December 2003

	Number of shares
Board of Directors	7,000
Directors' Committee (excluding members of the Board of Directors shown separately above)	129
Supervisory Board	5,954

Source: Excerpt from the issuer's register as at 31 December 2003

Description of Real Estate Owned by the Bank

Komerční banka owns immovables used mostly for the business activities for which it is licensed under existing legislation.

CAS, CZK million	As at 31 December 2003		
	Purchase price	Accumulated depreciation and provisions	Net book value
Land	382	0	382
Buildings	12,154	4,408	7,746

	As at 31 December 2003	
	Number	Area in m^2
Land	497	346,112
Buildings	231	479,130

See also Notes to the Unconsolidated Financial Statements according to CAS, Note No 17 - Tangible and intangible fixed assets.

Investments

Investments made by the company

Financial investments

CZK mil, CAS	31.12.2002	31.12.2003
Bonds	26,140	26,957
Shares	2,262	233
Equity investments in subsidiary and associated undertakings	1,588	1,424
Total	**29,990**	**28,614**

Main investments – excluding financial investments*

CZK mil, CAS	31.12.2002	31.12.2003
Tangible fixed assets	9,486	9,692
Intangible fixed assets	1,097	1,967
Total tangible and intangible fixed assets	**10,583**	**11,659**
Tangible fixed assets held under finance leases	**417**	**249**

* Net book value of investments

See also Notes to the Unconsolidated Financial Statements according to CAS, Note No 17 - Tangible and intangible fixed assets.

The Bank realised all investments in the Czech Republic.

Main investments planned by the Bank - excluding financial investments

The investments planned by Komerční banka for the year 2004 amount to approximately CZK 3.5 billion. The biggest portion of the total amount represents investments related to IT.

The Bank's investment plans may change in the future depending on developments in related conditions, i.e. the actual investments may differ from the plan.

Legal Disputes

Legal Disputes in which the Bank acts as a Plaintiff

In 2003, a total of 10 important court proceedings were conducted by Komerční banka, which were launched in 2003 and in the previous years. The proceedings had or could have material implications for the Bank's financial results. The total amount involved in the court proceedings is CZK 1.3 billion.

Of these 10 court proceedings, seven are actions for payment and three are bankruptcy proceedings, and the total amount of court disputes is CZK 0.6 billion, and for bankruptcies CZK 0.7 billion.

With respect to its overall financial situation, Komerční banka regards as material all disputes involving amounts exceeding CZK 10 million and all bankruptcy proceedings for amounts exceeding CZK 50 million. The reason for the higher threshold for bankruptcy proceedings is the fact that the average yield of bankruptcies in the practice of Komerční banka does not exceed 20% – the outcomes of bankruptcy proceedings usually have less significant implications on the Bank's figures than legal disputes over similar amounts.

Legal Disputes in which the Bank acts as a Defendant

In 2003, the total amount of disputes in which the Bank acts as a defendant totalled CZK 21 billion; 21.4% of these disputes can be considered a potential risk for the Bank.

Komerční banka, based on a detailed analysis of the risk inherent in court proceedings conducted against the Bank, created a reserve of CZK 527 million as at 31 December 2003.

See also Notes to the Unconsolidated Financial Statements according to CAS, Note No 28 – Contingencies and off balance sheet commitments, paragraph: Legal disputes.

Additional Information

Licences and Trademarks

If using any third party rights which are governed by the relevant statutory provisions on the protection of intellectual property or intangible industrial property rights, Komerční banka rigorously monitors the fulfilment of all statutory requirements. Any such rights are used only in accordance with valid laws and international conventions, or under a relevant licence, as appropriate.

Komerční banka also owns (has registered) nearly sixty trademarks entered (registered) in the public register of trademarks maintained by the Industrial Property Office of the Czech Republic, which pertain in particular to the Bank's products. Komerční banka has also registered (applied for registration of) trademarks in the Slovak Republic.

Expenses on Research and Development

In 2003, Komerční banka spent a total of CZK 17,851 thousand (2002: CZK 7,503 thousand) on research and development, primarily including expenses on studies and projects such as studies of the centralisation and rationalisation of portfolio management.

Loan Commitments

See Notes to the Unconsolidated Financial Statements according to CAS, Note No 19 – Amounts owed to banks and Note No 20 – Amounts owed to customers.

Report on Relations Among Related Entities

For the Year Ended 31 December 2003

(hereinafter the "**Report on Relations**")

Komerční banka, a. s., having its registered office address at Na Příkopě 33/969, Prague 1, 114 07, Corporate ID: 45317054, incorporated in the Register of Companies, Section B, File 1360, maintained at the Municipal Court in Prague (hereinafter referred to as "KB" or the "Bank"), is part of a business group (holding company) in which the following relations between KB and its controlling entity and further between KB and other entities controlled by the same controlling entity (hereinafter referred to as "**related entities**") exist.

This report on relations between the entities stated below was prepared in accordance with the provision of Section 66a (9) of Act 513/1991 Coll., as amended (the Commercial Code) for the year ended 31 December 2003, that is, from 1 January 2003 to 31 December 2003 (hereinafter referred to as the "**reporting period**").

I. Introduction

In the period from 1 January 2003 to 31 December 2003, KB was a member of the Société Générale S.A. Group, having its registered office address at 29, BLD Hausmann, 75009 Paris, France, registration number in the French Register of Companies: R.C.S. Paris B552120222 (1955 B 12022) (hereinafter "**SG**" or "**SG Paris**").

During the course of the reporting period, the Bank entered into arrangements with the following related entities:

(a) SG's Head Office and branch offices

Company	Registered office address
SG Paris	29, BLD Hausmann, Paris, France
SG London	Primrose Street, EC4ADD, London, United Kingdom
SG New York	1221 Avenue of the Americas, 10020, New York, US
SG Tokyo	12-32 Akasaka 1 - Chrome, 107-6015 Tokyo, Japan
SG Milan	Via Olona 2, 20123 Milan, Italy
SG Zurich	Sighlquai 253, 8031 Zurich, Switzerland
SG Warsaw	PO Box 54, Marszalkovska 111, Warsaw, Poland
SG Frankfurt	Postfach 101935, Mainzer Landstrasse 36, D60325, Frankfurt am Main, Germany
SG Brussels	Place du Chamos de Mars, 1050 Brussels, Belgium
SG Vienna	Postfach 82, Prinz Eugen Strasse 32, A1041, Vienna, Austria
SG Amsterdam	Tour Bastion, 5 Place du Champs de Mars, 1050 Brussels, Belgium
SG's Prague Branch*	Pobřežní 3, Prague 8, Czech Republic * SG's Prague Branch was removed from the Czech Register of Companies on 16 July 2003.

Report on Relations Among Related Entities

For the Year Ended 31 December 2003

(hereinafter the "**Report on Relations**")

Komerční banka, a. s., having its registered office address at Na Příkopě 33/969, Prague 1, 114 07, Corporate ID: 45317054, incorporated in the Register of Companies, Section B, File 1360, maintained at the Municipal Court in Prague (hereinafter referred to as "KB" or the "Bank"), is part of a business group (holding company) in which the following relations between KB and its controlling entity and further between KB and other entities controlled by the same controlling entity (hereinafter referred to as "**related entities**") exist.

This report on relations between the entities stated below was prepared in accordance with the provision of Section 66a (9) of Act 513/1991 Coll., as amended (the Commercial Code) for the year ended 31 December 2003, that is, from 1 January 2003 to 31 December 2003 (hereinafter referred to as the "**reporting period**").

I. Introduction

In the period from 1 January 2003 to 31 December 2003, KB was a member of the Société Générale S.A. Group, having its registered office address at 29, BLD Hausmann, 75009 Paris, France, registration number in the French Register of Companies: R.C.S. Paris B552120222 (1955 B 12022) (hereinafter "**SG**" or "**SG Paris**").

During the course of the reporting period, the Bank entered into arrangements with the following related entities:

(a) SG's Head Office and branch offices

Company	Registered office address
SG Paris	29, BLD Hausmann, Paris, France
SG London	Primrose Street, EC4ADD, London, United Kingdom
SG New York	1221 Avenue of the Americas, 10020, New York, US
SG Tokyo	12-32 Akasaka 1 - Chrome, 107-6015 Tokyo, Japan
SG Milan	Via Olona 2, 20123 Milan, Italy
SG Zurich	Sighlguai 253, 8031 Zurich, Switzerland
SG Warsaw	PO Box 54, Marszalkovska 111, Warsaw, Poland
SG Frankfurt	Postfach 101935, Mainzer Landstrasse 36, D60325, Frankfurt am Main, Germany
SG Brussels	Place du Chamos de Mars, 1050 Brussels, Belgium
SG Vienna	Postfach 82, Prinz Eugen Strasse 32, A1041, Vienna, Austria
SG Amsterdam	Tour Bastion, 5 Place du Champs de Mars, 1050 Brussels, Belgium
SG's Prague Branch*	Pobřežní 3, Prague 8, Czech Republic * SG's Prague Branch was removed from the Czech Register of Companies on 16 July 2003.

(b) SG's subsidiaries

Company	Registered office address	SG's share of capital
Barep	3, Rue Lafayette 75009 Paris, France	100.0
SGBT Luxemburg	11-13 Avenue Emile Reuter L-2420 Luxemburg, Luxembourg	100.0
SG Canada	1501 Av. Mc Gill College, Montreal Quebec, Canada	100.0
SGAM Finance	2 Place de la Coupole, 92078 Paris La Defense, France	100.0
Franfinance Czech republic s.r.o.	Jungmannova 34, 111 21 Prague, Czech Republic	100.0
SG Ruegg Bank	Post Fach 8039, 65 Talstrasse, Zurich, Switzerland	100.0
SKB Banka	Adjsovscina 4, 1513 Ljubljana, Slovenia	97.82
Sogecap	12-46 Bd. A. Martin, 45000 Orleans, France	100.0
N.S.G.B.	PO Box 2664, 10 rue Tallat Harb Street, Caire, Egypt	54.33
B.R.P.D.	4 Doamnei Street, 700 16 Bucharest 3, Rumania	51.0
Fimat International Banque SA (UK)	SG house, 41 Tower Hill, London, United Kingdom	100.0
SG Marocainne de Banques	55, Boulevard Abdelmoumen, Casablanca, Morocco	51.91
Franfinance	57-59 Ave de Chatou, 92500 Rueil Malmaison, France	99.99
Franfinance Consumer Credit s.r.o. *	Prague 4, Táborská 940/31, 14000, Czech Republic * The Company was recorded in the Czech Register of Companies on 3 March 2003.	100.0
ALD Automotive s. r. o.	Prague 10, U Stavoservisu 527/1, 14000, Czech Republic	100.0
Inter Europe Conseil	29, BLD Haussmann – 75009 Paris, France	100.0

II. Arrangements with Related Entities

A. Contracts and Agreements with the Controlling Entity and Other Related Entities

Banking Transactions

During the reporting period, KB entered into the following contractual agreements with related entities that were subject to banking secrecy restrictions:

Deposit Arrangements

In the deposit segment, KB entered into arrangements with 24 branches and subsidiaries of the SG Group. As of 31 December 2003, KB maintained a total of 34 open accounts, of which 19 were loro accounts for branches and subsidiaries of the SG Group, 11 were current accounts and four overdraft accounts opened for non-banking entities of the SG Group and SG's Prague Branch.

KB's cross-border payment transactions were partly conducted through nostro accounts maintained with SG Paris, SG Tokyo, SG New York, SG Frankfurt, SG Zurich and SG Warsaw.

Only one subsidiary of SG held term deposits with KB during the reporting period.

Nostro, loro, current, term and overdraft accounts of branches and subsidiaries of the SG Paris Group were maintained under standard terms and conditions.

Loan Arrangements

In the loan segment, KB provided six clients with loans during the reporting period. During the reporting period, the total number of issued loans was 88.

As of 31 December 2003, the aggregate number of payment guarantees (including documentary collection) issued for the benefit of the SG Group's branches and subsidiaries was 11 and the number of non-payment guarantees was 16.

During the reporting period KB received two guarantees from SG Group entities as a suretyship of the loans.

In the area of foreign trade financing, KB issued three counter-guarantees.

Investment Banking Arrangements

In the investment banking segment, KB carried out transactions with eight branches and subsidiaries of the SG Group. The total number of transactions was 4,866, of which:

(a) 2,812 transactions were foreign currency transactions (spots, forwards, swaps);

(b) 128 transactions were interest rate derivatives (swaps and futures);

(c) Option contracts with foreign currency instruments – KB entered into 879 options with foreign currency instruments;

(d) Depository transactions – KB implemented 1,030 transactions; and

(e) Securities held for trading – a total of 17 transactions (purchases and sales).

KB holds no equity investment in the SG Group entities, the only exception being equity holdings in the companies controlled by KB.

All of the banking products were provided under standard terms and conditions, according to KB's tariff, taking into consideration the creditworthiness of individual clients under conditions customary in business or interbank transactions. None of these transactions were carried out at the instruction of the controlling entity. KB incurred no damage as a result of banking transactions entered into during the reporting period.

Other Arrangements

I. Contracts and Agreements Entered into during the Reporting Period

Type of agreement	Contractual party	Performance	Damage incurred by the Bank
Agreement on cooperation in providing finance leasing as part of the 'KB leasing' product	Franfinance Czech Republic	Fee income	None
Contracts and agreements relating to the provision of management and advisory services - *'management support agreement'*	SG Paris	Provision of advisory services	None
Service level agreement – processing of issued clean payments in USD through a nostro account	SG New York	Mediation of payments	None
Purchase agreement on the notes issued by SG under the Euro Medium Term Note Programme	SG Paris	Handover of notes	None

II. Performance Received and Provided during the Reporting Period under Contracts Entered into in Prior Reporting Periods

Type of agreement	Contractual party	Performance	Damage incurred by the Bank
Commissionary agreement - processing and mediation of the purchase or sale of securities and their transfer through the Securities Centre	SG Paris	Contractual fee	None
Agreement on the allocation of expatriates – the subject matter of the agreement is the allocation of SG's staff to work at KB	SG Paris	Allocation of SG's staff	None
Agreement on the allocation of expatriates – the subject matter of the agreement is the allocation of Franfinance's expatriates to work at KB	Franfinance	Allocation of Franfinance's staff	None
Agreement on the allocation of expatriates - the subject matter of the agreement is the allocation of Sogecap's staff to work at KB	Sogecap	Allocation of Sogecap's staff	None
Agreement on the provision of advisory services – provision of insurance advisory services	Sogecap	Provision of advisory services	None
Guarantee received in respect of court expenses – guarantee in respect of 2 loans issued to Steel Košice in connection with the purchase of part of SG Paris' business, that is, SG's Prague Branch	SG Paris	Receipt of guarantee	None
ISDA Master Agreement – agreement on trading all types of derivatives in the interbank market	SG Paris	Mediation of derivative trades	None
Appointment of process Agent for KB for ISDA Masters Agreement - the subject matter of the agreement is to select a person in the UK that will inform KB that a lawsuit has been filed against it	SG London	Provision of information as to whether a lawsuit has been filed against KB in the United Kingdom	None
Insurance agreement – insurance of banking risks	SG Paris	Provision of insurance	None
Insurance agreement - insurance of professional liability	SG Paris	Provision of insurance	None

B. Other Legal Acts Implemented by the Bank in the Interest of the Controlling Entity and Other Related Entities

Pursuant to a decision of the General Meeting held on 19 June 2003, the shareholder, SG Paris, received dividends of CZK 825,848,172 in respect of KB's shares for the year ended 31 December 2002.

On the basis of an agreement to purchase notes entered into with SG Paris in 2002 under the Euro Medium Term Note Programme, KB received interest of 4.2719 percent p. a., that is, CZK 606, 372,452, for the year ended 31 December 2003.

KB took over and settled the commitment to increase the investment in Franfinance Consumer Credit s. r. o., having its registered office address at Táborská 940/31, Prague 4, 140 00, amounting to CZK 124,898,000.

C. Measures taken or implemented by the Bank in the interest of the controlling person and of other related entities or upon their initiative

During the accounting period, the Bank has not taken nor implemented any measures that would be in the interest or upon the initiative of the related entities.

III. Conclusion

The Management Board of the Bank has reviewed all arrangements put in place between the Bank and the related entities during the reporting period and states that the Bank incurred no damage as a result of any contracts, agreements, any other legal acts or any other measures taken or implemented by the Bank in the reporting period.

Prague, 18 March 2004

Signed on behalf of the Board of Directors:

Alexis Juan	Philippe Rucheton
Chairman of the Board of Directors and CEO	Member of the Board of Directors and CFO